

KINROSS GOLD CORPORATION
2023 ANNUAL REPORT

STRONG FUNDAMENTALS

PROMISING FUTURE

KINROSS

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of **responsible mining, operational excellence, disciplined growth, and balance sheet strength.**

OUR CORE VALUES	Putting people first.	Outstanding corporate citizenship.	High performance culture.	Rigorous financial discipline.











STRONG PRODUCTION PROFILE

- Portfolio of mines producing **~2M Au eq. oz./year**
- Delivering **significant free cash flow**

GEOGRAPHICALLY DIVERSIFIED PRODUCER

- **>50% of production from two top tier assets*,** Paracatu and Tasiast
- Americas region accounts for **~70% of production**

INVESTMENT GRADE BALANCE SHEET

- Total liquidity[1] of **~$1.9 billion**
- Disciplined capital strategy and competitive dividend

EXCITING PIPELINE OF OPPORTUNITIES

- Great Bear is a **world-class** development project in a top-tier jurisdiction
- Extensive brownfields exploration program

COMMITTED TO MINING RESPONSIBLY

- **Consistent top performer** in sustainability and ESG
- Advancing toward **30% reduction** in GHG intensity by 2030

Kinross Operations and Projects



Fort Knox, U.S.A.
Manh Choh, U.S.A.
Great Bear, Canada
Toronto, Canada
Curlew, U.S.A.
Bald Mountain, U.S.A.
Round Mountain, U.S.A.
Tasiast, Mauritania
Paracatu, Brazil
La Coipa, Chile
Lobo-Marte, Chile
Operations
Development Projects
Advanced Exploration Project
Head Office

Contents

TSX: K
Toronto Stock Exchange

NYSE: KGC
New York Stock Exchange

* *Top tier defined as assets with Life of Mine (LOM) into the next decade and annual production averaging greater than 500 koz. and AISC[(3)] < $1,000/oz. (2023 nominal dollars).*
All figures in this report are in U.S. dollars unless otherwise stated.

1. See Endnotes on page 61.

Letter to Shareholders



J. Paul Rollinson
Chief Executive Officer

Dear Shareholders,

Kinross had a great year in 2023 and our results underpin our reputation as a strong and reliable operator. Guided by our core values and strategic initiatives, we delivered on our production, cost and capital expenditure market guidance. We also made excellent progress advancing our development and exploration projects. Our balance sheet is in excellent shape and our share price increased over 45% during the course of the year.

We take pride in being a stable mining company that is focused on consistently delivering our market commitments, generating strong cash flow, minimizing our environmental footprint, creating a positive and sustainable legacy in our host communities through responsible mining while also generating value for our shareholders.

Delivering on our Operations and Projects

Our portfolio of six operating mines produced approximately 2.15 million Au eq. oz. of gold, achieving the high end of our guidance range. At **Tasiast** in Mauritania, the mine achieved record production of ~620,000 Au eq. oz. This strong performance is a testament to the completion of the Tasiast 24k project in 2023 and the culmination of continuous improvement initiatives to boost efficiency. In Brazil, **Paracatu** delivered steady production, including record gold recoveries, and in Chile, **La Coipa** performed well and achieved record production in the fourth quarter. Collectively, these three assets represented approximately 70% of total 2023 production, were the lowest cost mines in the portfolio and delivered strong free cash flow.

Our suite of development projects also made excellent progress and remain on plan. We continue to be excited about the results at **Great Bear**, located in Northern Ontario. Our exploration program continues to make excellent progress and planning and permitting are

Performance Highlights

Operations and Projects:

Met guidance for production, cost and capital expenditures. In 2023, Kinross produced 2.15 million Au eq. oz., in the top of the guidance range, at costs in the low-end of the guidance range.

Tasiast delivered record annual production, mainly as a result of higher grades and record throughput, following the completion of the Tasiast 24k project during the year.

La Coipa achieved record quarterly production in Q4. Paracatu delivered another year of solid production, achieving record recoveries in Q4.

Together, Tasiast, Paracatu and La Coipa represented nearly 70% of total Kinross 2023 production and were the lowest cost mines in Kinross' portfolio contributing significant free cash flow. In 2023, Tasiast was our largest production contributor, was the highest margin mine and largest free cash flow generator.

Advanced our Great Bear project including an increase to our mineral resource estimate of 45% to approximately 2.8 million ounces of measured and indicated resources and to approximately 3.3 million ounces of inferred resources, driven by high grade, underground additions. Ongoing drilling on the property continues to demonstrate that this has the potential to become a world-class deposit in a Tier-one location.

Commenced mining activities at Manh Choh. The project remains on budget and on schedule for initial production in the second half of 2024. Mill modifications are on schedule at Fort Knox to process ore from Manh Choh.

Advanced extension strategy at Round Mountain. At Phase S, stripping has commenced and initial production is expected to begin in 2025. Progress continues on Phase X with underground definition drilling starting in early 2024 and continued drilling at Gold Hill.



In celebration of Kinross' 30th anniversary, Kinross employees participated in a photo contest. We received over 200 submissions totalling over 550 images representing a "Day in the Life" of Kinross. Featured here is winner of the Best Landscape Photo, taken by Ramon Macias, Process Operator, Round Mountain.

well underway for the Advanced Exploration Program. Following completion of our 2023 drilling program, we have increased Great Bear's mineral resource estimate by 45% year over year to approximately 2.8 million oz. of measured and indicated resources and approximately 3.3 million oz. of inferred resources. These results reinforce our view that Great Bear has the potential to become a large, attractive margin, long-life mine complex.

We had a groundbreaking event at **Manh Choh** in Alaska to kick off mine operations, and the project is on track for first production in the second half of 2024. In Nevada, we approved the **Round Mountain Phase S** expansion strategy, which supports production until the end of the decade. We expect this phase to increase Round Mountain's life-of-mine production by approximately 750,000 ounces. The approval of Phase S, along with ongoing work on the potential underground at Phase X allowed us to bring clarity to the future of Round Mountain.

At **Curlew**, our advanced exploration project in Washington State, we increased the inferred resource by 34% and confirmed extensions and continuity in several critical vein zones with multiple wide, high-grade intercepts.

In 2024, Kinross' global exploration program will follow-up on existing zones of mineralization.

Financial Position

Throughout 2023, we continued to strengthen our financial position, finishing the year with total liquidity of $1.9 billion. We repaid approximately $460 million of debt in 2023. Our balance sheet is in excellent shape, and we will continue paying our competitive dividend of three cents per share quarterly.

Overall, I was pleased to see the results of our team's focused work, with Kinross' share price improving over 45% during the year and the Company being one of the top performing gold mining stocks in 2023.

Our Commitment to Sustainability and ESG

Kinross maintains a strong focus on our Sustainability, Environment, Social and Governance (ESG) commitments that underpin our responsible mining imperative. We continually work to enhance our social license to operate, and we are committed to continuous improvement to meet, or exceed evolving ESG standards and expectations. Our ESG Strategy guides our environmental performance, safety efforts, social engagement in the communities where we operate.

Health and Safety remains our top priority and this led to the launch of a culturally tailored Safety Excellence Program at Tasiast that was rolled out to all our other sites throughout 2023. Over 6,000 employees and business partners worldwide have now been through the program and Safety Excellence will be key to maintaining safety as the core piece of our operating philosophy.

Kinross recognizes that mining affects the local environment, and we offset that with a targeted corporate environmental governance program based on international ISO14001 standards. Progress on our Climate Strategy includes completing the 34MW solar power plant at Tasiast, which came online at the end of 2023. The solar project helps move us closer to our goal of reducing emissions intensity by 30% by 2030. The project is expected to provide annualized fuel savings of 17 million litres of heavy oil, with a payback of less than five years. This translates into an 18% reduction of GHG emissions from the power plant over the Tasiast life of mine. Annualized GHG emissions reductions are estimated at 50 kilotonnes CO_2e and, as a result, 22.5% of Tasiast's energy generation will be from renewable sources going forward.

Across our operations and projects, we strive to create positive economic and social benefits and improve the overall quality of people's lives in the communities in which we operate. We generate a positive economic impact by hiring and sourcing goods and services locally and supporting community programs. In 2023, we made approximately $10 million of monetary and in-kind contributions through site investments, including to the University of Atacama's research station near La Coipa. We also established the "Kinross Alaska Future Leaders" scholarship at the University of Alaska Fairbanks, aiming to advance the inclusion of underrepresented people within the resource industry.

Reflecting on our commitment to responsible mining as a key strategic driver of our business, I was pleased to see us recently named to the Dow Jones Sustainability World Index with a 97th percentile ranking as of December 31, 2023, based on its S&P Global Corporate Sustainability Assessment (CSA).

Kinross also maintained consistently high ESG ratings as measured by MSCI, LSEG Data and Analytics, Moody's ESG, and Sustainalytics. Kinross kept its ranking in the top group of Canadian mining companies in *The Globe and Mail*'s annual Board Games governance rating as well.

Working Together to Succeed Together

None of our achievements would be possible without the commitment and dedication of our employees across our global operations. I want to express my gratitude to this outstanding team, who remain focused on our four core values:

• Putting People First
• Outstanding Corporate Citizenship
• High Performance Culture
• Rigorous Financial Discipline

Our business is international and complex and we must continue to seek out safer and more sustainable ways to operate. This will require the collaboration of our skilled and dedicated team in combination with our partners and key stakeholders to find innovative solutions and mutually beneficial opportunities.

In closing, thank you to all our stakeholders for your continued support.

J P R [signature]

J. Paul Rollinson
Chief Executive Officer, Kinross Gold Corporation

Performance Highlights

Financial Performance

Maintained Kinross' investment grade balance sheet and $1.9 billion in liquidity, including $352 million of cash and cash equivalents. Reduced debt by approximately $360 million dollars in 2023.

Maintained a competitive quarterly dividend of $0.03 per common share to shareholders of record.

ESG Highlights

Maintained consistently high ESG ratings as measured by S&P CSA, MSCI, LSEG Data and Analytics, Moody's ESG, and Sustainalytics, ranking well among our peers.

Contributed approximately $10 million of monetary and in-kind contributions through community investments in 2023.

Continued to achieve low injury frequency rates in line with three-year averages and continued to advance our people centric and progressive safety philosophy.

Named a constituent of the Dow Jones Sustainability Index (DJSI World Index for 2023) and ESG 1200 based on a 97th percentile ranking as of December 31, 2023. Also recognized in the S&P Global Sustainability Yearbook for rankings in the top 15% of the Metals and Mining sector for over a decade.

Progressed our Climate and Energy Strategy with a focus on renewable power purchase agreements, electric autonomous haulage partnerships, and energy efficient projects at all sites.

Completed the construction of the 34MW AC solar facility and 18MW battery facility at Tasiast, advancing our goal of reducing emissions by 30% by 2030. Annualized greenhouse gas emissions reductions are estimated at 50 kilotonnes of CO_2e, and as a result, 22.5% of Tasiast's energy generation will be from renewable sources.

Advanced the work of Kinross' human rights task force to help prepare the Company's first modern slavery statement to be published in May 2024 to conform with Bill S-211, Canada's Modern Slavery Act.

2023 Sustainability and ESG Highlights

Kinross delivered a strong record of Sustainability and ESG performance in 2023, driven by robust governance and a focus on our foundational priorities. We continued to advance our ESG strategy across our three pillars of Workforce and Communities, Natural Capital and Climate and Energy.

Our steadfast commitment to First Priorities contributed to solid performance on the ground across all areas of health and safety, environment and in our communities. Our goal remains unchanged – to be a **partner of choice** for our employees, communities, Indigenous Peoples, investors, governments, suppliers, and broader stakeholders.

As a measure of performance, we maintained strong ESG rankings and ratings with external ESG entities. Our S&P Corporate Sustainability Score (CSA) for 2023, which was in the top 15% of our industry, resulted in Kinross' inclusion on the Dow Jones Sustainability World Index as of December 31, 2023, and in the *S&P Global Sustainability Yearbook 2024*. Our relative performance across other ESG ratings is consistently in the top quartile in the mining and metals sector*.





(Left to right) Female employees in the Women's Lounge at Tasiast. Kinross Chile participants in Kinross' bespoke safety excellence program, which has been completed by all sites. (Above) Tasiast solar plant, which includes approximately 78,000 panels, 34 MW capacity (Alternating Current) and 18 MW of battery storage.

* Kinross also received increased scores from Sustainalytics (26.3 medium risk) and LSEG Data & Analytics, LSEG ESG Score (A) in the 85th percentile.

ROBUST CORPORATE GOVERNANCE

Top Tier
Ranking in
The Globe and Mail's
annual corporate
governance survey

5 directors
With less than five-year
tenure due to proactive
board refresh program

ESG
Training completed
by all directors as
part of continuing
education program

100%
Independent
directors on all
Board Committees

WORKFORCE AND COMMUNITIES

41%
Increase in the number
of employee safety field
engagements year-over-year

22%
Kinross female employees across
all management positions

14%
Female employees at Kinross,
a new high for the Company

>$3 billion
Spent in our
host countries

6th
Consecutive year as one of
Greater Toronto's Top Employers

~$350 million
Taxes and royalties paid to
governments in host countries

~$10 million
In monetary and in-kind social
investments in host communities

>450,000
Beneficiaries through more
than 460 community programs

~71%
The average of site-level
community stakeholders that
had a positive view of Kinross

NATURAL CAPITAL

8
Active tailings facilities; safely
maintained 31-year record of
zero reportable incidents

TNFD
Assessed 11 sites and projects for natural
capital management, risks and opportunities
to advance alignment with TNFD*

>80%
Water recycle rate across
our operations, in line
with five-year average

CLIMATE AND ENERGY

~13%
Reduction in
Scope 1 and
Scope 2 emissions
intensity in 2023

~29,000 tCO$_2$
GHG emissions savings
and $7.3 million cost
savings through 15 active
energy efficiency projects
in 2023

34 MW capacity
Tasiast solar plant commissioned
and expected to provide ~20%
of the site's power, offsetting
~530 kt of GHG emissions over
the life of mine

83%
Of operations
sourced electrical
power from
renewable sources
in 2023

* TNFD – Task Force on Nature-related Financial Disclosures.

Board of Directors

Strong corporate governance enriched by a diversity of ideas and new perspectives



(left to right)

Catherine McLeod-Seltzer [H]
Independent Chair

Ian Atkinson [CR,H] [1]
Corporate Director

Kerry D. Dyte [A,CGN]
Corporate Director

Glenn A. Ives [A,H]
Corporate Director

Ave G. Lethbridge [CGN,H]
Corporate Director

Michael A. Lewis [CGN,CR]
Corporate Director

Elizabeth D. McGregor [A,CR]
Corporate Director

Kelly J. Osborne [CGN,CR]
Corporate Director

George N. Paspalas [CR] [2]
Corporate Director

David A. Scott [A,CR]
Corporate Director

J. Paul Rollinson
Chief Executive Officer

A	Audit and Risk Committee
CGN	Corporate Governance and Nominating Committee
CR	Corporate Responsibility and Technical Committee
H	Human Resources and Compensation Committee
1	Ian Atkinson will not be standing for re-election in May 2024.
2	Effective January 1, 2024.

Senior Leadership Team

Experienced leaders delivering performance



(left to right)

J. Paul Rollinson
Chief Executive Officer

William D. Dunford
Senior Vice-President,
Technical Services

Andrea S. Freeborough
Executive Vice-President
and Chief Financial Officer

Geoffrey P. Gold
President

Kathleen Grandy
Senior Vice-President,
Human Resources

Claude Schimper
Executive Vice-President,
Chief Operating Officer

Leadership Advisory Team

Seasoned leaders bringing top talent and expertise to decision making

Yves Breau
Vice-President,
Metallurgy & Engineering

Laurence Davies
Vice-President, Finance,
Operations and Projects

Stephen Kerrigan
Vice-President, Information
Technology

Chris Lichtenheldt
Vice-President,
Investor Relations

Nathan Longenecker
Senior Vice-President,
General Counsel,
Global Legal Operations
and Major Permitting

David Maude
Vice-President
and Treasurer

Ian Ross
Vice-President,
Global Health and Safety

David Shaver
Senior Vice-President,
Corporate Development

Mike van Akkooi
Senior Vice-President,
External Affairs

Financial Summary [2]

(In millions of United States dollars, except ounces,
per share amounts, gold price and per ounce amounts)

	2023	2022	2021
Revenue	$ 4,239.7	$ 3,455.1	$ 2,599.6
Net cash flow of continuing operations provided from operating activities	$ 1,605.3	$ 1,002.5	$ 695.1
Adjusted operating cash flow from continuing operations*[3]	$ 1,669.9	$ 1,256.5	$ 932.1
Impairment charges and asset derecognition	$ 38.9	$ 350.0	$ 144.5
Net earnings (loss) from continuing operations attributable to common shareholders	$ 416.3	$ 31.9	$ (29.9)
Net earnings (loss) per share from continuing operations attributable to common shareholders			
Basic	$ 0.34	$ 0.02	$ (0.02)
Diluted	$ 0.34	$ 0.02	$ (0.02)
Adjusted net earnings from continuing operations attributable to common shareholders*[3]	$ 539.8	$ 283.1	$ 210.8
Adjusted net earnings from continuing operations per share*[3]	$ 0.44	$ 0.22	$ 0.17
Production cost of sales from continuing operations per equivalent ounce sold[†4,5]	$ 942	$ 937	$ 842
Attributable all-in sustaining cost from continuing operations per equivalent ounce sold *[3,4,6]	$ 1,316	$ 1,271	$ 1,244
Capital expenditures from continuing operations [7]	$ 1,098.3	$ 764.2	$ 821.7
Attributable free cash flow from continuing operations*[3]	$ 559.7	$ 247.3	$ (121.8)
Average realized gold price per ounce from continuing operations[†8]	$ 1,945	$ 1,793	$ 1,797
Total gold equivalent ounces produced from continuing operations [4]	2,153,020	1,957,237	1,447,240

Financial Review

*These figures are non-GAAP financial measures or ratios, as applicable. Figures with "†" are supplementary measures.
 Refer to Endnotes on page 61 for further details.*

KINROSS GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

This management's discussion and analysis ("MD&A"), prepared as of February 14, 2024, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2023 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2023 and the notes thereto (the "financial statements"). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's financial statements for 2023 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedarplus.ca. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2023, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" on pages 36 – 49 of this MD&A and in the "Cautionary Statement on Forward-Looking Information" on pages 57 – 58 of this MD&A. For additional discussion of risk factors, please refer to the Company's Annual Information Form for the year ended December 31, 2022, which is available on the Company's website www.kinross.com and on www.sedarplus.ca. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.   DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Segment Profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

| | | | Ownership percentage at December 31, | |
Operating Segments	Operator	Location	2023	2022
Tasiast	Kinross	Mauritania	**100%**	100%
Paracatu	Kinross	Brazil	**100%**	100%
La Coipa	Kinross	Chile	**100%**	100%
Fort Knox	Kinross	USA	**100%**	100%
Round Mountain	Kinross	USA	**100%**	100%
Bald Mountain	Kinross	USA	**100%**	100%

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts and per ounce amounts)	Years ended December 31, 2023	2022	2021	2023 vs. 2022 Change	% Change[h]	2022 vs. 2021 Change	% Change[h]
Operating Highlights							
Total gold equivalent ounces from continuing operations[a],[b]							
Produced	2,153,020	1,957,237	1,447,240	195,783	10%	509,997	35%
Sold	2,179,936	1,927,818	1,446,477	252,118	13%	481,341	33%
Financial Highlights from Continuing Operations[a]							
Metal sales	$ 4,239.7	$ 3,455.1	$ 2,599.6	$ 784.6	23%	$ 855.5	33%
Production cost of sales	$ 2,054.4	$ 1,805.7	$ 1,218.3	$ 248.7	14%	$ 587.4	48%
Depreciation, depletion and amortization	$ 986.8	$ 784.0	$ 695.7	$ 202.8	26%	$ 88.3	13%
Impairment charges and asset derecognition - net	$ 38.9	$ 350.0	$ 144.5	$ (311.1)	nm	$ 205.5	142%
Operating earnings	$ 801.4	$ 117.7	$ 72.1	$ 683.7	nm	$ 45.6	63%
Net earnings (loss) from continuing operations attributable to common shareholders	$ 416.3	$ 31.9	$ (29.9)	$ 384.4	nm	$ 61.8	nm
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$ 0.34	$ 0.02	$ (0.02)	$ 0.32	nm	$ 0.04	nm
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$ 0.34	$ 0.02	$ (0.02)	$ 0.32	nm	$ 0.04	nm
Adjusted net earnings from continuing operations attributable to common shareholders[c]	$ 539.8	$ 283.1	$ 210.8	$ 256.7	91%	$ 72.3	34%
Adjusted net earnings from continuing operations per share[c]	$ 0.44	$ 0.22	$ 0.17	$ 0.22	100%	$ 0.05	29%
Net cash flow of continuing operations provided from operating activities	$ 1,605.3	$ 1,002.5	$ 695.1	$ 602.8	60%	$ 307.4	44%
Adjusted operating cash flow from continuing operations[c]	$ 1,669.9	$ 1,256.5	$ 932.1	$ 413.4	33%	$ 324.4	35%
Capital expenditures from continuing operations[d]	$ 1,098.3	$ 764.2	$ 821.7	$ 334.1	44%	$ (57.5)	(7%)
Attributable[g] capital expenditures from continuing operations[c]	$ 1,055.0	$ 755.0	$ 817.7	$ 300.0	40%	$ (62.6)	(8%)
Attributable[g] free cash flow from continuing operations[c]	$ 559.7	$ 247.3	$ (121.8)	$ 312.4	126%	$ 369.1	nm
Average realized gold price per ounce from continuing operations[e]	$ 1,945	$ 1,793	$ 1,797	$ 152	8%	$ (4)	(0%)
Production cost of sales from continuing operations per equivalent ounce[b] sold[f]	$ 942	$ 937	$ 842	$ 5	1%	$ 95	11%
Production cost of sales from continuing operations per ounce sold on a by-product basis[c]	$ 892	$ 912	$ 833	$ (20)	(2%)	$ 79	9%
All-in sustaining cost from continuing operations per ounce sold on a by-product basis[c]	$ 1,284	$ 1,255	$ 1,238	$ 29	2%	$ 17	1%
All-in sustaining cost from continuing operations per equivalent ounce[b] sold[c]	$ 1,316	$ 1,271	$ 1,244	$ 45	4%	$ 27	2%
Attributable[g] all-in cost from continuing operations per ounce sold on a by-product basis[c]	$ 1,619	$ 1,538	$ 1,631	$ 81	5%	$ (93)	(6%)
Attributable[g] all-in cost from continuing operations per equivalent ounce[b] sold[c]	$ 1,634	$ 1,545	$ 1,632	$ 89	6%	$ (87)	(5%)

(a) Results for the years ended December 31, 2023, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.

(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2023 was 83.13:1 (2022 – 82.90:1 and 2021 – 71.51:1).

(c) The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

(d) "Capital expenditures from continuing operations" is reported as "Additions to property, plant and equipment" on the consolidated statements of cash flows.

(e) "Average realized gold price per ounce from continuing operations" is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.

(f) "Production cost of sales from continuing operations per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.

(g) "Attributable" includes Kinross' 70% share of Manh Choh costs, capital expenditures and cash flow, as appropriate.

(h) "nm" means not meaningful.

Consolidated Financial Performance

This Consolidated Financial Performance section references production cost of sales from continuing operations per ounce sold on a by-product basis, adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share, adjusted operating cash flow from continuing operations, attributable free cash flow from continuing operations, all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, and attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

KINROSS GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2023

2023 vs. 2022

Kinross' production from continuing operations increased by 10% compared to 2022, primarily due to higher production at La Coipa due to the restart and ramp up of operations in the second half of 2022 and higher mill grades, recoveries, and throughput at Tasiast. These increases were partially offset by lower production at Bald Mountain due to lower grades and the timing of ounces recovered from the heap leach pads, consistent with the mine plan.

Metal sales from continuing operations increased by 23% compared to 2022, due to increases in gold equivalent ounces sold and average metal prices realized. Gold equivalent ounces sold from continuing operations increased to 2,179,936 ounces in 2023 compared to 1,927,818 ounces in 2022, primarily due to the increase in production, as described above. The average realized gold price from continuing operations was $1,945 per ounce in 2023 compared to $1,793 per ounce in 2022.

Production cost of sales from continuing operations increased by 14% in 2023 compared to 2022, largely as a result of the restart and ramp up of operations at La Coipa and an increase in gold equivalent ounces sold at Round Mountain, Paracatu and Tasiast.

Production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis are comparable to 2022.

In 2023, depreciation, depletion and amortization from continuing operations increased by 26% compared to 2022. The increase was primarily due to the increase in gold equivalent ounces sold, largely from the restart and ramp up of operations at La Coipa, and changes to the life-of-mine plan at Round Mountain in the fourth quarter of 2022, partially offset by lower gold equivalent ounces sold at Bald Mountain.

During the year ended December 31, 2023, the Company recorded a non-cash after-tax impairment charge of $35.8 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. The impairment charge was net of an income tax recovery of $3.1 million. During the year ended December 31, 2022, the Company recorded after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax impairment charge related to inventory was $87.9 million and was related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The after-tax property, plant and equipment impairment charge was $201.4 million and was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada in 2022. The impairment charges to inventory and property, plant and equipment were net of income tax recoveries of $18.9 million and $41.8 million, respectively.

Operating earnings increased to $801.4 million in 2023 from $117.7 million in 2022. This increase was primarily due to an increase in margins (metal sales less production cost of sales) and lower impairment charges in 2023, partially offset by the increase in depreciation, depletion and amortization, as described above.

During the year ended December 31, 2023, the Company recorded an income tax expense of $293.2 million, compared to $76.1 million in 2022. The $293.2 million income tax expense recognized in 2023 included $29.3 million of deferred tax expense, compared to a deferred tax recovery of $25.5 million in 2022, resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil and Mauritania. Income tax expense in 2023 also included an income tax recovery of $3.1 million related to the impairment charge at Fort Knox compared to an income tax recovery of $60.7 million in 2022, related to the impairment charges at Round Mountain. The remaining increase in income tax expense is due to differences in the level of income in the Company's operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for both 2023 and 2022 was 26.5%.

Net earnings from continuing operations attributable to common shareholders in 2023 were $416.3 million, or $0.34 per share, compared to $31.9 million, or $0.02 per share, in 2022. The change was primarily a result of the increase in operating earnings, as described above, partially offset by the increase in income tax expense in 2023.

Adjusted net earnings from continuing operations attributable to common shareholders in 2023 were $539.8 million, or $0.44 per share, compared to $283.1 million, or $0.22 per share, in 2022. The increase was primarily due to the increase in operating earnings, as described above.

Net cash flow of continuing operations provided from operating activities increased to $1,605.3 million in 2023 from $1,002.5 million 2022, primarily due to the increase in margins and a favourable change in working capital compared to the prior year.

In 2023, adjusted operating cash flow from continuing operations increased to $1,669.9 million compared to $1,256.5 million in 2022, primarily due to the increase in margins.

Capital expenditures from continuing operations increased to $1,098.3 million from $764.2 million in 2022, primarily due to an increase in capital stripping at Tasiast and Fort Knox and increased development activities at Manh Choh.

Attributable free cash flow from continuing operations increased to $559.7 million from $247.3 million in 2022, due to the increase in net cash flow of continuing operations provided from operating activities, partially offset by higher capital expenditures, as described above.

All-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 4% and 2%, respectively, compared to 2022. Attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 6% and 5%, respectively, compared to 2022. These increases from 2022 are primarily due to the increases in production cost of sales and capital expenditures, as described above, partially offset by the increase in ounces sold.

2022 vs. 2021

Kinross' production from continuing operations in 2022 increased by 35% compared to 2021, primarily due to higher production at Tasiast due to the temporary suspension of milling operations in 2021 as a result of the mill fire in June of that year, and production at La Coipa due to the restart and ramp-up in 2022.

Metal sales from continuing operations increased by 33% in 2022, compared to 2021, largely due to the increase in gold equivalent ounces sold. Total gold equivalent ounces sold from continuing operations in 2022 increased to 1,927,818 ounces from 1,446,477 ounces in 2021, primarily due to the increase in production at Tasiast and La Coipa, as described above. The average realized gold price from continuing operations decreased marginally to $1,793 per ounce in 2022 from $1,797 per ounce in 2021.

Production cost of sales from continuing operations increased by 48% in 2022, compared to 2021 and production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 11% and 9%, respectively, in 2022, compared to 2021. The increases were primarily due to the increase in gold equivalent ounces sold, and inflationary cost pressure on key consumables, such as fuel, emulsion and reagents, at all mine sites.

In 2022, depreciation, depletion and amortization from continuing operations increased by 13% compared to 2021, mainly due to increases at Tasiast and La Coipa due to the increase in gold equivalent ounces sold, partially offset by decreases at Fort Knox due to an increase in mineral reserves at the end of 2021, and at Bald Mountain due to a decrease in the depreciable asset base.

During the year ended December 31, 2022, the Company recorded non-cash after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax inventory impairment charge of $87.9 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The after-tax property, plant and equipment impairment charge of $201.4 million was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. The impairment charges to inventory and property, plant and equipment were net of income tax recoveries of $18.9 million and $41.8 million, respectively. During the year ended December 31, 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The 2021 after-tax inventory impairment charge of $69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million. The impairment and derecognition charges to inventory and property, plant and equipment were net of income tax recoveries of $25.3 million and $13.1 million, respectively.

In 2022, operating earnings from continuing operations were $117.7 million compared to $72.1 million in 2021. The increase was primarily due to an increase in margins (metal sales less production cost of sales), largely related to higher production at Tasiast as a result of the temporary suspension of milling operations in the prior year, and the restart of operations at La Coipa in 2022. In addition, other operating expense decreased due to costs in 2021 associated with the mill fire at Tasiast and stabilizing the north wall at Round Mountain. These increases to operating earnings were partially offset by the higher impairment charge related to metal inventory and property, plant and equipment in 2022 in comparison to 2021.

In 2022, the Company recorded an income tax expense from continuing operations of $76.1 million compared to $115.0 million in 2021. The $76.1 million income tax expense recognized in 2022 included $25.5 million of deferred tax recovery resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil, and a deferred tax recovery of $60.7 million related to the impairment charges at Round Mountain. In 2021, the $115.0 million income tax expense included $22.7 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil and a deferred tax recovery of $38.4 million related to the impairment and asset derecognition charges at Bald Mountain. Income tax expense, excluding these foreign exchange impacts, increased in 2022 compared to 2021, due to the differences in the

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

level of income in the Company's operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for both 2022 and 2021 was 26.5%.

Net earnings from continuing operations attributable to common shareholders in 2022 were $31.9 million, or $0.02 per share, compared to a net loss of $29.9 million, or $0.02 per share, in 2021. The increase is a result of the increase in operating earnings from continuing operations, as described above.

Adjusted net earnings from continuing operations attributable to common shareholders were $283.1 million, or $0.22 per share, for 2022 compared to $210.8 million, or $0.17 per share, for 2021. The increase is primarily due to the increase in margins, partially offset by the increases in exploration expense and depreciation, depletion and amortization.

In 2022, net cash flow of continuing operations provided from operating activities increased to $1,002.5 million from $695.1 million in 2021, and adjusted operating cash flow from continuing operations in 2022 increased to $1,256.5 million from $932.1 million in 2021, mainly due to the increase in margins, as described above.

Capital expenditures from continuing operations decreased to $764.2 million compared with $821.7 million in 2021, primarily due to mine sequencing at Tasiast, Fort Knox and Round Mountain, involving a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.

Attributable free cash flow from continuing operations increased to $247.3 million in 2022, compared with a net outflow of $121.8 million in 2021, primarily due to the increase in net cash flow of continuing operations provided from operating activities and decrease in capital expenditures, as described above.

All-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis in 2022 were comparable to 2021. Attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis decreased by 5% and 6%, respectively, compared to 2021 primarily due to the increase in gold equivalent ounces sold from continuing operations, partially offset by the increase in production cost of sales, as described above.

Mineral Reserves[1]

Kinross' total estimated proven and probable gold reserves at December 31, 2023 were approximately 22.76 million ounces, a decrease of 2.78 million ounces from 25.54 million ounces at December 31, 2022. The decrease in estimated gold reserves was mainly a result of production depletion. Amongst the operating sites, 0.3 million ounces were also removed from proven and probable reserves, mainly at Paracatu.

Proven and probable silver reserves at December 31, 2023 were approximately 23.7 million ounces, a decrease of 12.4 million ounces from 36.1 million ounces at December 31, 2022. The decrease was primarily due to production depletion, partially offset by an increase of 1.7 million ounces in proven and probable reserves, mainly at La Coipa.

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1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 14, 2024.

2.   **IMPACT OF KEY ECONOMIC TRENDS**

Price of Gold



Source: Bloomberg – based on daily closing prices

The price of gold is the largest single factor in determining profitability and cash flow from operations. Therefore, the financial performance of the Company has been, and is expected to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2023, the price of gold fluctuated between a low of $1,811 per ounce in February and a high of $2,078 per ounce in December, and the average price for the year based on the London Bullion Market Association PM Benchmark was $1,941 per ounce, compared to the 2022 average price of $1,800 per ounce. Influences on the gold price during 2023 included geopolitical risks, and volatility in interest rates and the U.S. dollar.



Source: London Bullion Marketing Association London PM Benchmark
[1] "Average realized gold price per ounce" is defined as gold metal sales divided by the total number of gold ounces sold.

In 2023, the Company realized an average gold price of $1,945 per ounce compared to the average PM Benchmark of $1,941 per ounce.

Gold Supply and Demand Fundamentals



Source: World Gold Council 2023 Gold Demand Trends report

According to the World Gold Council, total gold supply in 2023 increased by approximately 3% compared to 2022 as both mine supply and recycling grew marginally. The supply of recycled gold rose 9% due to higher gold prices.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023



Source: World Gold Council 2023 Gold Demand Trends report

According to the World Gold Council, annual gold demand decreased in 2023 by approximately 5% compared to a strong 2022. Central bank purchases persisted in 2023, but declined by 4% during the year, and ETF outflows continued for a third consecutive year.

Cost Sensitivity

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, operations experienced fuel price decreases in 2023 compared to 2022. The volatile fuel prices are primarily due to geopolitical risk and demand and supply dynamics. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 – *Liquidity and Capital Resources* for details.



Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

Currency Fluctuations



Source: Bloomberg

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to market volatility over the course of the year. Approximately 65% of the Company's expected production in 2024 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 – *Liquidity and Capital Resources* for details.

KINROSS GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

3.   OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 57 – 58 of this MD&A.

This Outlook section references all-in sustaining cost per equivalent ounce sold and sustaining, non-sustaining and attributable capital expenditures, which are non-GAAP ratios and financial measures, as applicable, with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definitions of these non-GAAP ratios and financial measures and comparable reconciliations are included in Section 11 of this MD&A.

Attributable[2] Production Guidance

In 2024, Kinross expects to produce 2.1 million attributable gold equivalent ounces[3] (+/- 5%) from its operations, in line with total 2023 production of 2,153,020 gold equivalent ounces. Kinross' annual production is expected to remain stable in 2025 and 2026 at 2.0 million attributable gold equivalent ounces[3] (+/- 5%) per year.

In 2024, attributable production is expected to be higher in the second half of the year, which is largely driven by expected initial production at Manh Choh, as well as higher production at Paracatu.

Attributable[2] Cost Guidance

	2024 Guidance (+/- 5%)		2023 Full-Year Results
Production cost of sales per gold equivalent ounces[4] sold	$	1,020	$ 942
All-in sustaining cost per equivalent ounce sold[5]	$	1,360	$ 1,316

Attributable production cost of sales is expected to be $1,020 per equivalent ounces sold[4] (+/- 5%) for 2024. In 2023, production cost of sales was $942 per equivalent ounce sold. The moderate year-over-year increase in 2024 is mainly due to expected higher production from the Company's U.S. assets, lower production at Paracatu, and inflationary impacts.

The Company expects its attributable all-in sustaining cost[5] to be $1,360 per equivalent ounce sold (+/- 5%) for 2024. In 2023, all-in sustaining cost[5] was $1,316 per equivalent ounce sold.

Material assumptions used to forecast 2024 production cost of sales are: a gold price of $2,000 per ounce, a silver price of $25 per ounce, an oil price of $75 per barrel, and foreign exchange rates of 4.75 Brazilian reais to the U.S. dollar, 800 Chilean pesos to the U.S. dollar, 35 Mauritanian ouguiyas to the U.S. dollar and 1.30 Canadian dollars to the U.S. dollar.

Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold; and specific to the Brazilian real and Chilean peso, a 10% change in these exchange rates would be expected to result in impacts of approximately $40 and $30 on Brazilian and Chilean production cost of sales per equivalent ounce sold, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on production cost of sales per equivalent ounce sold, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

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2 Attributable guidance includes Kinross' 70% share of Manh Choh production, costs and capital expenditures. Attributable guidance figures are non-GAAP financial measures and ratios. Refer to footnote 5.
3 2024 gold equivalent ounce production guidance includes approximately 6.5 million ounces of silver.
4 "Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2023

Attributable[2] Capital Expenditures[5] Guidance

	2024 Guidance (+/- 5%)	2023 Full-Year Results
Attributable sustaining capital expenditures	$ 500.0	$ 554.3
Attributable non-sustaining capital expenditures	$ 550.0	$ 500.7
Total attributable capital expenditures	$ 1,050.0	$ 1,055.0

Attributable capital expenditures for 2024 are forecast to be approximately $1,050 million (+/- 5%). Of this amount, sustaining capital expenditures are expected to be approximately $500 million, with non-sustaining capital expenditures of approximately $550 million for Tasiast West Branch stripping, Round Mountain Phase S stripping, the advanced exploration program and project studies at Great Bear, and the completion of Manh Choh, as well as other growth projects and studies. The 2024 capital expenditures guidance is in line with 2023 results.

Kinross' attributable capital expenditures outlook for 2025 and 2026 is $850 million and $650 million, respectively, based on currently approved projects. As Kinross continues to develop and optimize its portfolio for production beyond 2026, other projects may be incorporated into its capital expenditures, as well as potential inflationary impacts, over the 2024-2025 timeframe.

Other 2024 Guidance

The 2024 forecast for exploration and business development is $185 million (+/-5%), which includes approximately $160 million (+/-5%) of exploration expenditures on greenfields, brownfields and minex exploration targets.

The 2024 forecast for general and administrative expense is $115 million (+/-5%).

Other operating costs for 2024 is expected to be approximately $100 million, which primarily relates to studies and permitting activities, as well as care and maintenance and reclamation activities at non-operating sites.

Taxes paid are expected to be $155 million in 2024. Taxes paid are expected to increase by approximately $5 million for every $100 per ounce movement in the realized gold prices. The forecast effective tax rate ("ETR")[6] for 2024 is expected to be in the range of 33% - 38%.

Depreciation, depletion and amortization per equivalent ounce sold[7] is forecast to be approximately $540 (+/-5%).

The 2024 forecast for interest paid is $150 million and is comprised of approximately $105 million of capitalized interest and $45 million of interest expense. The 2024 forecast for interest expense excludes accretion of the Company's reclamation and remediation obligations, as well as lease liabilities, which for 2023 totaled $39.1 million.

5 These guidance figures are non-GAAP financial measures and ratios, as applicable, and are defined, and actual results for the year ended December 31, 2023 are reconciled, in Section 11 of this MD&A. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
6 The forecast ETR range for 2024 assumes gold price, foreign exchange and tax rates in the jurisdictions in which the Company operates remain stable and within 2024 guidance assumptions. The ETR does not include the impact of items which the Company believes are not reflective of the Company's underlying performance, such as the impact of net foreign currency translations on tax deductions and taxes related to prior periods. Management believes that the ETR range provides investors with the ability to better evaluate the Company's underlying performance. However, the ETR range is not necessarily an indicator of tax expense recognized under IFRS. The rate is sensitive to the relative proportion of sales between the Company's various tax jurisdictions and realized gold prices.
7 Depreciation, depletion and amortization per equivalent ounce sold is defined as depreciation, depletion and amortization, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.

4. PROJECT UPDATES AND NEW DEVELOPMENTS

Great Bear

At the Great Bear project, the Company's robust exploration program continues to make excellent progress, execution planning for the advanced exploration program is well underway, and permitting continues to advance on plan.

Following the completion of its 2023 drilling program, Kinross has increased Great Bear's mineral resource estimate to approximately 2.8 million ounces of measured and indicated resources and approximately 3.3 million ounces of inferred resources. This includes the addition of more than one million higher-grade, underground inferred ounces, representing a 45% year-over-year increase.

Kinross continues to add higher-grade material to the underground resource base, as demonstrated by the year-over-year increase in the inferred grade, which increased from 3.6 grams per tonne to 4.5 grams per tonne. While the primary additions were in the LP zone, resources at Hinge and Limb, traditional Red Lake style deposits proximal to the LP zone, also increased. Further, high-grade intercepts below the resource at Hinge in 2023 demonstrated the potential for this mineralization to also continue at depth potentially supplementing LP zone production in the future.

Since the last update on November 8, 2023, the Company has received additional assay results, which continue to support the view of a high-grade, large, long-life mining complex at Great Bear.

Kinross is progressing provincial permitting, engineering, and execution planning activities for an advanced exploration (AEX) program that would establish an underground decline to obtain a bulk sample and allow for definition and infill drilling in the LP zone. The mining lease for the main AEX surface footprint has now been received, providing Kinross with the necessary surface and mining rights to develop the AEX project, subject to obtaining the required provincial permits.

Detailed engineering for AEX infrastructure is well underway, and orders have been placed for the onsite camp and high-quality water treatment facility. Procurement activities for additional infrastructure and site construction activities are progressing well.

Kinross is targeting a start of the surface construction for the AEX program in the second half of 2024, subject to receipt of permits, with start of the underground decline planned in mid-2025.

For the main project, Kinross continues to advance technical studies, including engineering and field test work campaigns, with plans to release the results of this work in the form of a preliminary economic assessment in the second half of 2024.

The required Federal Impact Assessment for the main project is underway. The Initial Project Description has been submitted to the Impact Assessment Agency of Canada, formally kicking off the federal assessment process. The Detailed Project Description is expected to be formally submitted in the first quarter of 2024. Studies are ongoing and the Company expects to file its Impact Statement in the first half of 2025.

Manh Choh

At the 70% owned Manh Choh project, of which Kinross is the operator, construction is essentially complete, on budget and on schedule for production in the second half of 2024. Mining activities are well underway including the commencement of ore mining and stockpiling. Transportation of ore to Fort Knox, where it will be processed, has commenced and will gradually increase throughout the first half of the year.

Modifications to the Fort Knox mill continue to progress on schedule and on budget. Construction of the conveyors and associated buildings are planned for the first quarter along with interior piping and mechanical installations. The commissioning and operational readiness team is in place and preparing for pre-commissioning activities following the mechanical completion of each area.

Tasiast Solar Power Plant

At the Tasiast solar power plant, construction of the solar field and battery system is now complete, with first solar power delivered to the Tasiast grid in December 2023. Commissioning of the battery system and energy management system will continue in early 2024, supporting the solar field and battery system integration and power ramp-up. During the first quarter of 2024, grid scenario testing involving incumbent generators, the solar field, and battery systems will continue toward ensuring stable power from this new renewable energy source. The Tasiast solar power plant has a continuous power generation capacity of 34MW and an 18MW battery storage system.

Round Mountain

The extension strategy at Round Mountain is advancing on plan. At Phase S, the operations team is in place and stripping remains on schedule. For the heap leach pad expansion, detailed engineering is complete, procurement is in progress, and construction activities remain on track.

At Phase X, development of the exploration decline is progressing well and more than 50% complete, with approximately 1,475 metres developed so far, and is approaching the target mineralization. Underground definition drilling commenced in early 2024 and is set to ramp up throughout the year. The Company expects to begin drilling the primary Phase X target in the second quarter of 2024. At Gold Hill, drilling continues to progress as planned with an infill program from the bottom of the pit and exploration drilling from surface.

Chile

Kinross' activities in Chile are currently focused on La Coipa and potential opportunities to extend its mine life. The Lobo-Marte project continues to provide optionality as a potential large, low-cost mine upon the conclusion of mining at La Coipa. While the Company focuses its technical resources on La Coipa, it will continue to engage and build relationships with communities related to Lobo-Marte and government stakeholders.

5. CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

(in millions, except ounces and per ounce amounts)	Years ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	2022	2021	Change	% Change[d]	Change	% Change[d]
Operating Statistics[a]							
Total gold equivalent ounces from continuing operations[b]							
Produced	**2,153,020**	1,957,237	1,447,240	**195,783**	**10%**	509,997	35%
Sold	**2,179,936**	1,927,818	1,446,477	**252,118**	**13%**	481,341	33%
Gold ounces - sold from continuing operations	**2,074,989**	1,872,342	1,432,396	**202,647**	**11%**	439,946	31%
Silver ounces - sold from continuing operations (000's)	**8,718**	4,647	1,005	**4,071**	**88%**	3,642	nm
Average realized gold price per ounce from continuing operations[c]	$ **1,945**	$ 1,793	$ 1,797	$ **152**	**8%**	$ (4)	(0%)
Financial data from Continuing Operations							
Metal sales	$ **4,239.7**	$ 3,455.1	$ 2,599.6	$ **784.6**	**23%**	$ 855.5	33%
Production cost of sales	$ **2,054.4**	$ 1,805.7	$ 1,218.3	$ **248.7**	**14%**	$ 587.4	48%
Depreciation, depletion and amortization	$ **986.8**	$ 784.0	$ 695.7	$ **202.8**	**26%**	$ 88.3	13%
Impairment charges and asset derecognition - net	$ **38.9**	$ 350.0	$ 144.5	$ **(311.1)**	**nm**	$ 205.5	142%
Operating earnings	$ **801.4**	$ 117.7	$ 72.1	$ **683.7**	**nm**	$ 45.6	63%
Net earnings from continuing operations attributable to common shareholders	$ **416.3**	$ 31.9	$ (29.9)	$ **384.4**	**nm**	$ 61.8	nm

(a) Results for the years ended December 31, 2023, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.

(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2023 was 83.13:1 (2022 – 82.90:1, 2021 – 71.51:1).

(c) "Average realized gold price per ounce from continuing operations" is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.

(d) "nm" means not meaningful.

Operating Earnings (Loss) from Continuing Operations[a] by Segment[b]

(in millions)	Years ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	2022	2021	Change	% Change[c]	Change	% Change[c]
Operating segments							
Tasiast	$ **549.6**	$ 299.5	$ (67.0)	$ **250.1**	**84%**	366.5	nm
Paracatu	**407.5**	330.9	384.4	**76.6**	**23%**	(53.5)	(14%)
La Coipa	**147.2**	81.8	(8.4)	**65.4**	**80%**	90.2	nm
Fort Knox	**67.5**	58.9	91.9	**8.6**	**15%**	(33.0)	(36%)
Round Mountain	**(100.3)**	(327.6)	108.6	**227.3**	**nm**	(436.2)	nm
Bald Mountain	**13.9**	(5.6)	(174.7)	**19.5**	**nm**	169.1	nm
Non-operating segments							
Great Bear	**(49.9)**	(61.7)	-	**11.8**	**nm**	(61.7)	nm
Corporate and other[b]	**(234.1)**	(258.5)	(262.7)	**24.4**	**nm**	4.2	nm
Total	$ **801.4**	$ 117.7	$ 72.1	$ **683.7**	**nm**	$ 45.6	63%

(a) Results for the years ended December 31, 2023, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.

(b) "Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, Manh Choh and Maricunga).

(c) "nm" means not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Mining Operations

Tasiast (100% ownership and operator) – Mauritania

	Years ended December 31,			
	2023	2022	Change	% Change
Operating Statistics				
Tonnes ore mined (000's)	**9,801**	14,689	**(4,888)**	**(33%)**
Tonnes processed (000's)	**6,723**	6,572	**151**	**2%**
Grade (grams/tonne)	**3.19**	2.75	**0.44**	**16%**
Recovery	**92.3%**	90.5%	**1.8%**	**2%**
Gold equivalent ounces:				
Produced	**620,793**	538,591	**82,202**	**15%**
Sold	**615,065**	519,292	**95,773**	**18%**
Financial Data (in millions)				
Metal sales	**$ 1,200.8**	$ 935.0	**$ 265.8**	**28%**
Production cost of sales	**406.8**	380.1	**26.7**	**7%**
Depreciation, depletion and amortization	**244.4**	220.2	**24.2**	**11%**
	549.6	334.7	**214.9**	**64%**
Other operating (income) expense	**(3.9)**	30.3	**(34.2)**	**nm**
Exploration and business development	**3.9**	4.9	**(1.0)**	**(20%)**
Segment operating earnings	**$ 549.6**	$ 299.5	**$ 250.1**	**84%**

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital, Nouakchott.

2023 vs. 2022

Mine sequencing at Tasiast involved an increase in capital stripping relating to West Branch 5 and mining a higher-grade section of West Branch 4, resulting in a 33% decrease in tonnes of ore mined and a 16% increase in mill grades in 2023 compared to 2022. Tasiast achieved higher sustained throughput levels during the fourth quarter as a result of the planned plant shutdown in February 2023 for 24K project tie-ins and other maintenance, as well as additional plant optimization and maintenance activities thereafter. The higher grades, recoveries, and throughput, resulted in increases in gold equivalent ounces produced and sold of 15% and 18%, respectively, in 2023.

Metal sales in 2023 increased by 28%, compared to 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. Production cost of sales increased by 7% in 2023 compared to 2022, due to the increase in gold equivalent ounces sold, partially offset by lower operating waste mined. Depreciation, depletion and amortization increased by 11% compared to 2022, due to an increase in gold equivalent ounces sold, partially offset by an increase in depreciation capitalized as a result of a higher proportion of mining activities relating to capital stripping.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,			
	2023	2022	**Change**	**% Change**
Operating Statistics				
Tonnes ore mined (000's)	**53,845**	42,252	**11,593**	**27%**
Tonnes processed (000's)	**60,182**	56,422	**3,760**	**7%**
Grade (grams/tonne)	**0.39**	0.41	**(0.02)**	**(5%)**
Recovery	**79.1%**	77.9%	**1.2%**	**2%**
Gold equivalent ounces:				
Produced	**587,999**	577,354	**10,645**	**2%**
Sold	**592,224**	571,164	**21,060**	**4%**
Financial Data (in millions)				
Metal sales	$ **1,149.6**	$ 1,021.5	$ **128.1**	**13%**
Production cost of sales	**538.6**	497.6	**41.0**	**8%**
Depreciation, depletion and amortization	**186.6**	185.5	**1.1**	**1%**
	424.4	338.4	**86.0**	**25%**
Other operating expense	**11.3**	5.6	**5.7**	**102%**
Exploration and business development	**5.6**	1.9	**3.7**	**195%**
Segment operating earnings	$ **407.5**	$ 330.9	$ **76.6**	**23%**

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2023 vs. 2022

Planned mine sequencing at Paracatu, which involved less waste mined in 2023, resulted in a 27% increase in tonnes of ore mined and a 5% decrease in grade compared to 2022. Tonnes of ore processed increased by 7% compared to 2022, mainly due to an increase in mill availability and a decrease in ore hardness. The increase in throughput and higher recoveries, partly offset by the lower grade, resulted in an increase in gold equivalent ounces produced and sold of 2% and 4%, respectively, compared to 2022. Gold equivalent ounces sold in 2023 were higher than production due to timing of sales.

Metal sales for 2023 increased by 13% compared to 2022, due to the increases in gold equivalent ounces sold and average metal prices realized. In 2023, production cost of sales increased by 8%, compared to 2022, largely due to the increase in gold equivalent ounces sold and inflationary pressures on consumables, contractors and maintenance costs, partially offset by lower fuel costs. Depreciation, depletion and amortization in 2023 was comparable to 2022.

La Coipa (100% ownership and operator) – Chile

		Years ended December 31,		
	2023	2022	**Change**	**% Change[b]**
Operating Statistics				
Tonnes ore mined (000's)	**4,345**	2,850	**1,495**	**52%**
Tonnes processed (000's)	**3,867**	1,949	**1,918**	**98%**
Grade (grams/tonne):				
Gold	**1.74**	1.23	**0.51**	**41%**
Silver	**107.68**	115.50	**(7.82)**	**(7%)**
Recovery:				
Gold	**81.3%**	81.8%	**(0.5%)**	**(1%)**
Silver	**56.5%**	60.7%	**(4.2%)**	**(7%)**
Gold equivalent ounces:[a]				
Produced	**260,138**	109,576	**150,562**	**137%**
Sold	**268,491**	99,915	**168,576**	**169%**
Silver ounces:				
Produced (000's)	**7,670**	4,182	**3,488**	**83%**
Sold (000's)	**8,021**	3,779	**4,242**	**112%**
Financial Data (in millions)				
Metal sales	**$ 522.6**	$ 177.9	**$ 344.7**	**194%**
Production cost of sales	**182.8**	57.2	**125.6**	**nm**
Depreciation, depletion and amortization	**187.8**	25.6	**162.2**	**nm**
	152.0	95.1	**56.9**	**60%**
Other operating (income) expense	**(8.2)**	7.7	**(15.9)**	**nm**
Exploration and business development	**13.0**	5.6	**7.4**	**132%**
Segment operating earnings	**$ 147.2**	$ 81.8	**$ 65.4**	**80%**

(a) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2023 was 83.13:1 (2022 – 82.90:1).

(b) "nm" means not meaningful.

Kinross acquired its 100% interest in the La Coipa open pit mine, located in the Atacama region in Chile, in 2007. In February 2022, the mine poured its first gold bar after restarting operations following the suspension of activities since October 2013.

2023 vs. 2022

Production restarted at La Coipa in February 2022 and continued to increase throughout 2022 as throughput ramped up and as grades and recoveries increased. Mining in 2023 continued to focus on Phase 7 and the Puren deposit, with capital development of the Puren deposit largely completed at the end of the third quarter. A planned mill shutdown in February 2023 for maintenance work to increase reliability and sustain higher throughput levels impacted tonnes of ore processed early in the year. As a result, throughput improved throughout the year, averaging 12,900 tonnes per day in the fourth quarter. The continued ramp up and reliability of throughput rates, as well as higher grades, resulted in the significant increases in gold equivalent ounces produced and sold in 2023. Gold equivalent ounces sold in 2023 were higher than production due to timing of sales.

KINROSS GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,			
	2023	2022	Change	% Change[c]
Operating Statistics				
Tonnes ore mined (000's)	**32,705**	56,086	**(23,381)**	**(42%)**
Tonnes processed (000's)[a]	**36,826**	59,353	**(22,527)**	**(38%)**
Grade (grams/tonne)[b]	**0.77**	0.70	**0.07**	**10%**
Recovery[b]	**79.9%**	79.6%	**0.3%**	**0%**
Gold equivalent ounces:				
Produced	**290,651**	291,248	**(597)**	**(0%)**
Sold	**287,532**	291,793	**(4,261)**	**(1%)**
Financial Data (in millions)				
Metal sales	$ **557.9**	$ 521.7	$ **36.2**	**7%**
Production cost of sales	**343.5**	350.7	**(7.2)**	**(2%)**
Depreciation, depletion and amortization	**96.8**	109.7	**(12.9)**	**(12%)**
Impairment charge	**38.9**	-	**38.9**	**nm**
	78.7	61.3	**17.4**	**28%**
Other operating expense (income)	**0.8**	(3.1)	**3.9**	**nm**
Exploration and business development	**10.4**	5.5	**4.9**	**89%**
Segment operating earnings	$ **67.5**	$ 58.9	$ **8.6**	**15%**

(a) Includes 28,700,000 tonnes placed on the heap leach pads during 2023 (2022 – 50,368,000 tonnes).

(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.22 grams per tonne during 2023 (2022- 0.19 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c) "nm" means not meaningful.

The Company has been operating the Fort Knox open pit mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2023 vs. 2022

Planned mine sequencing at Fort Knox in 2023 included Phase 10 capital development and a decrease in ore placed on the Barnes Creek heap leach facility, resulting in a 42% decrease in tonnes of ore mined and a 38% decrease in tonnes of ore processed in 2023 compared to 2022. Planned mine sequencing also resulted in a 10% increase in mill grades. Gold equivalent ounces produced and sold were relatively consistent year-over-year.

Metal sales increased by 7% in 2023, compared to 2022, due to the increase in average metal prices realized. Production cost of sales decreased by 2% in 2023, compared to 2022, primarily due to a decrease in operating waste mined as well as lower reagents and fuel costs, partially offset by higher labour and contractor costs. Depreciation, depletion, and amortization decreased by 12% in 2023, compared to 2022, due to an increase in depreciation capitalized as a result of a higher proportion of mining activities relating to capital development, partially offset by an increase in the depreciable asset base.

During the year ended December 31, 2023, the Company recorded an impairment charge of $38.9 million related to a reduction in the estimate of recoverable ounces on the heap leach pads due to changes in estimated recovery rates. The tax impact of the impairment charge was an income tax recovery of $3.1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Round Mountain (100% ownership and operator) – USA

		Years ended December 31,		
	2023	2022	**Change**	**% Change[c]**
Operating Statistics				
Tonnes ore mined (000's)	**28,655**	24,502	**4,153**	**17%**
Tonnes processed (000's)[a]	**28,462**	26,688	**1,774**	**7%**
Grade (grams/tonne)[b]	**0.78**	0.71	**0.07**	**10%**
Recovery[b]	**74.0%**	77.5%	**(3.5%)**	**(5%)**
Gold equivalent ounces:				
Produced	**235,690**	226,374	**9,316**	**4%**
Sold	**234,064**	227,655	**6,409**	**3%**
Financial Data (in millions)				
Metal sales	**$ 454.4**	$ 407.3	**$ 47.1**	**12%**
Production cost of sales	**357.7**	309.2	**48.5**	**16%**
Depreciation, depletion and amortization	**157.2**	60.5	**96.7**	**160%**
Impairment charges	**-**	350.0	**(350.0)**	**nm**
	(60.5)	(312.4)	**251.9**	**81%**
Other operating expense	**4.1**	5.2	**(1.1)**	**(21%)**
Exploration and business development	**35.7**	10.0	**25.7**	**nm**
Segment operating loss	**$ (100.3)**	$ (327.6)	**$ 227.3**	**nm**

(a)   Includes 24,768,000 tonnes placed on the heap leach pads during 2023 (2022 – 22,831,000 tonnes).
(b)   Amounts represent mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.39 grams per tonne during 2023 (2022 – 0.32 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(c)   "nm" means not meaningful.

The Company acquired a 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick Gold Corporation ("Barrick").

2023 vs. 2022

Tonnes of ore mined increased by 17% and grades increased by 10% compared to 2022, as a result of planned mine sequencing which focused on higher grade ore from Phase W2 during the second half of 2023. Tonnes of ore processed increased by 7%, compared to 2022, due to the increase in tonnes of ore mined and tonnes placed on the heap leach pads. Gold equivalent ounces produced and sold increased by 4% and 3%, respectively, compared to 2022, primarily due to an increase in ounces recovered from the heap leach pads.

Metal sales increased by 12% in 2023 compared to 2022, due to the increases in average metal prices realized and gold equivalent ounces sold. Production cost of sales increased by 16% in 2023 compared to 2022, primarily due to the increase in gold equivalent ounces sold, which included higher cost ounces from the heap leach pads, a lower proportion of mining activities relating to capital development and higher royalties. Depreciation, depletion and amortization increased from $60.5 million to $157.2 million for 2023, due to the increase in gold equivalent ounces sold, changes to the life-of mine plan in the fourth quarter of 2022, and a decrease in mineral reserves at the end of 2022. These increases were partially offset by a decrease in the depreciable asset base as a result of the impairment charge recognized in the fourth quarter of 2022.

Exploration activities continued to focus primarily on progressing underground opportunities at Phase X. Construction of the exploration decline at Phase X started in the first quarter of 2023 and continues to progress well, remaining on plan to start definition drilling in early 2024. The Company has also initiated technical studies for the Phase X project.

In 2022, the Company recorded impairment charges of $350.0 million related to metal inventory and property, plant and equipment at Round Mountain. The inventory impairment charge of $106.8 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The property, plant and equipment impairment charge of $243.2 million was a result of changes to the mine plan and changes in slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. Tax recoveries related to the impairment charges of $18.9 million and $41.8 million, respectively, were recorded within income tax expense. No such charges were recognized in 2023 for Round Mountain.

Bald Mountain (100% ownership and operator) – USA

	Years ended December 31,			
	2023	**2022**	**Change**	**% Change[b]**
Operating Statistics				
Tonnes ore mined (000's)	**17,312**	15,969	**1,343**	**8%**
Tonnes processed (000's)	**17,306**	15,924	**1,382**	**9%**
Grade (grams/tonne)[a]	**0.42**	0.51	**(0.09)**	**(18%)**
Gold equivalent ounces:				
Produced	**157,749**	214,094	**(56,345)**	**(26%)**
Sold	**180,139**	214,808	**(34,669)**	**(16%)**
Financial Data (in millions)				
Metal sales	$ **349.6**	$ 386.0	$ **(36.4)**	**(9%)**
Production cost of sales	**223.5**	208.8	**14.7**	**7%**
Depreciation, depletion and amortization	**107.8**	176.0	**(68.2)**	**(39%)**
	18.3	1.2	**17.1**	**nm**
Other operating expense	**1.2**	2.0	**(0.8)**	**(40%)**
Exploration and business development	**3.2**	4.8	**(1.6)**	**(33%)**
Segment operating earnings (loss)	$ **13.9**	$ (5.6)	$ **19.5**	**nm**

(a)   *Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.*
(b)   *"nm" means not meaningful.*

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package.

2023 vs. 2022

Planned mine sequencing at Bald Mountain resulted in an 8% increase in tonnes of ore mined, a 9% increase in tonnes processed and a decrease in grade of 18% in 2023 compared to 2022. Gold equivalent ounces produced and sold decreased by 26% and 16%, respectively, compared to 2022, primarily due to the lower grades and timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold in 2023 were higher than production due to timing of sales.

Metal sales decreased in 2023 by 9% compared to 2022, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales in 2023 increased by 7% compared to 2022, largely due to the sale of higher cost ounces previously stacked on the heap leach pads, as well as higher contractor, reagent, maintenance costs and royalties, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 39% compared to 2022, due to the decrease in gold equivalent ounces sold and an increase in depreciation capitalized as a result of a higher proportion of mining activities relating to capital development.

Discontinued operations

Russian operations (100% ownership and operator) – Russian Federation

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million was received during the second quarter of 2023. The Company's Russian operations were classified as discontinued operations in 2022.

In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the year ended December 31, 2022.

Chirano (90% ownership and operator) – Ghana

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation ("Asante") for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and the remaining cash consideration receivable, with $55.0 million originally due on the six-month anniversary of closing, and $36.9 million due on each of the one-year and two-year anniversaries of closing. The Company's Chirano operations were classified as discontinued operations in 2022.

In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the year ended December 31, 2022.

On February 10, 2023, the Company and Asante amended the sale agreement in respect of the deferred payment consideration of $55.0 million due on February 10, 2023. Under the amended agreement, the receivable accrues interest at a rate of prime plus 5% until payment is received. In addition, the Company received 5.0 million Asante warrants, valued at $2.5 million, on closing of the amended agreement. During the year ended December 31, 2023, the Company received $5.0 million in respect of the deferred payment consideration. The total deferred consideration is secured through pledges by Asante of equity interests in certain acquired entities holding an indirect interest in the Chirano mine.

Impairment charges

		Years ended December 31,		
(in millions)	2023	2022	Change	% Change[a]
Inventories (i)	$ 38.9	$ 106.8	$ (67.9)	(64%)
Property, plant and equipment (ii)	-	243.2	(243.2)	nm
	$ 38.9	$ 350.0	$ (311.1)	(89%)

(a)   "nm" means not meaningful.

i.   Inventories

During the year ended December 31, 2023, the Company recognized an impairment charge of $38.9 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. The tax impact of the impairment was an income tax recovery of $3.1 million.

During the year ended December 31, 2022, the Company recognized an impairment charge of $106.8 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The related income tax recovery of $18.9 million was recorded in income tax expense.

ii.   Property, plant and equipment

As at December 31, 2022, the Company recorded an impairment charge of $243.2 million related to property, plant and equipment at Round Mountain. The impairment charge was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. The related income tax recovery of $41.8 million was recorded in income tax expense.

Impairment charges recognized against long-lived assets may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a Cash Generating Unit ("CGU") which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Other Operating Expense

	Years ended December 31,			
(in millions)	**2023**	2022	**Change**	**% Change**
Other operating expense	**$ 64.5**	$ 113.8	**$ (49.3)**	**(43%)**

In 2023, other operating expense included environmental and other operating expenses for non-operating mining sites of $46.8 million and project and study costs of $2.9 million.

In 2022, other operating expense included environmental and other operating expenses for non-operating mining sites of $52.5 million and project and study costs of $6.2 million.

Exploration and Business Development

	Years ended December 31,			
(in millions)	**2023**	2022	**Change**	**% Change**
Exploration and business development	**$ 185.0**	$ 154.1	**$ 30.9**	**20%**

Included in the total exploration and business development expense in 2023 are expenditures on exploration and technical evaluations totaling $158.9 million, compared to $135.9 million during the same period in 2022, with the increase primarily a result of spending at Great Bear and Round Mountain Phase X. Capitalized exploration and evaluation expenditures, which includes capitalized interest, totaled $93.4 million for 2023 compared to $44.8 million for 2022.

Kinross was active on 23 mine sites, near-mine and greenfield initiatives in 2023, with a total of 301,470 metres drilled. In 2022, Kinross was active on 18 mine sites, near-mine and greenfield initiatives, with a total 336,019 metres drilled.

General and Administrative

	Years ended December 31,			
(in millions)	**2023**	2022	**Change**	**% Change**
General and administrative	**$ 108.7**	$ 129.8	**$ (21.1)**	**(16%)**

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at offices located in Canada, U.S., Brazil, Chile, the Netherlands, and Spain. The decrease of $21.1 million compared to 2022 is primarily due to restructuring costs incurred in 2022.

Other (Expense) Income – Net

	Years ended December 31,			
(in millions)	**2023**	2022	**Change**	**% Change**[a]
Insurance recoveries	**$ -**	$ 79.8	**$ (79.8)**	**nm**
Net loss on disposition of assets	**(14.8)**	(14.3)	**(0.5)**	**nm**
Foreign exchange gains (losses) and other - net	**(12.5)**	(1.1)	**(11.4)**	**nm**
Other (expense) income - net	**$ (27.3)**	$ 64.4	**$ (91.7)**	**nm**

(a)   "nm" means not meaningful.

Other (expense) income-net for the year ended December 31, 2022 includes $77.1 million of insurance recoveries related to the Tasiast mill fire in 2021.

Finance Expense

	Years ended December 31,			
(in millions)	**2023**	2022	**Change**	**% Change**
Accretion of reclamation and remediation obligations	**$ 37.0**	$ 25.5	**$ 11.5**	**45%**
Interest expense, including accretion of lease liabilities	**69.0**	68.2	**0.8**	**1%**
Finance expense	**$ 106.0**	$ 93.7	**$ 12.3**	**13%**

Accretion of reclamation and remediation obligations increased by $11.5 million in 2023, compared to 2022 as a result of increases in the discount rates and cost estimates for the Company's reclamation and remediation obligations.

Interest expense in 2023 was comparable to 2022. Interest capitalized in 2023 was $108.9 million, compared to $66.5 million in 2022. Total interest increased in 2023 compared to 2022 largely due to an increase in the weighted average borrowing rate.

Income and Mining Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania.

The Company recorded an income tax expense of $293.2 million in 2023 (2022 – $76.1 million), including a $29.3 million deferred tax expense (2022 – $25.5 million deferred tax recovery) resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil and Mauritania. Income tax expense in 2023 also included an income tax recovery of $3.1 million related to the impairment charge at Fort Knox (2022 - $60.7 million income tax recovery related to the impairment charges at Round Mountain). Kinross' combined federal and provincial statutory tax rate for both 2023 and 2022 was 26.5%.

There are a number of factors that can significantly impact the Company's effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

Kinross' tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company's transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS.

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

				Years ended December 31,	
(in millions)		**2023**	2022	**Change**	**% Change**[(b)]
Cash Flow:[(a)]					
Of continuing operations provided from operating activities		$ **1,605.3**	$ 1,002.5	$ **602.8**	**60%**
Of discontinued operations provided from operating activities		**-**	47.6	**(47.6)**	**nm**
Of continuing operations used in investing activities		**(1,167.2)**	(1,898.0)	**730.8**	**nm**
Of discontinued operations provided from investing activities		**45.0**	296.2	**(251.2)**	**(85%)**
Of continuing operations (used in) provided from financing activities		**(549.0)**	437.5	**(986.5)**	**nm**
Of discontinued operations provided from financing activities		**-**	-	**-**	**nm**
Effect of exchange rate changes on cash and cash equivalents of continuing operations		**0.2**	(0.8)	**1.0**	**nm**
Effect of exchange rate changes on cash and cash equivalents of discontinued operations		**-**	1.6	**(1.6)**	**nm**
Decrease in cash and cash equivalents		**(65.7)**	(113.4)	**47.7**	**nm**
Cash and cash equivalents, beginning of period		**418.1**	531.5	**(113.4)**	**(21%)**
Cash and cash equivalents, end of period		$ **352.4**	$ 418.1	$ **(65.7)**	**(16%)**

(a) Results for the years ended December 31, 2023 and 2022 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.

(b) "nm" means not meaningful.

Cash and cash equivalents decreased by $65.7 million in 2023 compared to a decrease of $113.4 million in 2022. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2023 vs. 2022

Net cash flow of continuing operations provided from operating activities increased by $602.8 million in 2023 compared to 2022, mainly due to an increase in margins and a favourable change in working capital compared to prior year.

Investing Activities

2023 vs. 2022

Net cash flow of continuing operations used in investing activities was $1,167.2 million in 2023, compared to $1,898.0 million in 2022. The primary uses of cash in 2023 were for capital expenditures of $1,098.3 million and interest paid capitalized to property, plant and equipment of $114.1 million.

The primary uses of cash in 2022 were for the acquisition of Great Bear ($1,027.5 million, net of cash acquired) and capital expenditures of $764.2 million. Interest paid capitalized to property plant and equipment was $43.7 million in 2022.

The following table presents a breakdown of capital expenditures[a] from continuing operations[b] on a cash basis:

(in millions)	Years ended December 31,			
	2023	2022	Change	% Change[d]
Operating segments				
Tasiast	$ 309.0	$ 167.4	$ 141.6	85%
Paracatu	167.5	124.7	42.8	34%
La Coipa	74.8	155.5	(80.7)	(52%)
Fort Knox	224.1	86.1	138.0	160%
Round Mountain	30.5	102.4	(71.9)	(70%)
Bald Mountain	120.3	87.6	32.7	37%
Non-operating segments				
Great Bear	24.8	-	24.8	nm
Corporate and other[c]	147.3	40.5	106.8	nm
Total	$ 1,098.3	$ 764.2	$ 334.1	44%

(a) "Capital expenditures" is reported as "Additions to property, plant and equipment" on the consolidated statement of cash flows.
(b) Results for the years ended December 31, 2023 and 2022 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.
(c) "Corporate and other" includes corporate and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, Manh Choh, and Maricunga).
(d) "nm" means not meaningful.

In 2023, capital expenditures increased by $334.1 million, compared to 2022 primarily due to an increase in capital stripping at Tasiast and Fort Knox and increased development activities at Manh Choh, offset by reduced capital expenditures at Round Mountain due to the completion of Phase W stripping in 2022, and at La Coipa due to a decrease in development activities and capital stripping.

Financing Activities

2023 vs. 2022

Net cash flow of continuing operations used in financing activities was $549.0 million in 2023, compared to net cash flow provided from financing activities of $437.5 million in 2022. Net cash flows used in financing activities in 2023 included total debt repayments of $960.0 million, of which $500.0 million was for the 5.950% senior notes due March 15, 2024, $300.0 million was for the revolving credit facility and $160.0 million was for the Tasiast loan. The cash outflows were partially offset by net proceeds received from the issuance of $500.0 million 6.250% senior notes due in 2033 and drawings of $100.0 million on the revolving credit facility. In addition, cash outflows included dividends paid to common shareholders of $147.3 million and interest paid of $53.2 million.

Net cash flows in 2022 include proceeds from the drawdown of debt of $1,097.6 million related to the acquisition of Great Bear and $200.0 million drawn on the revolving credit facility. Cash outflows included total debt repayments of $340.0 million, of which $300.0 million was on the revolving credit facility and $40.0 million on the Tasiast loan. Cash outflows also included payments of $300.8 million for the repurchase and cancellation of shares under the share buyback program, dividends paid to common shareholders of $154.0 million, and interest paid of $52.4 million.

Balance Sheet

(in millions)	As at December 31,		
	2023	2022	2021
Cash and cash equivalents	$ 352.4	$ 418.1	$ 531.5
Current assets	$ 1,802.3	$ 1,852.6	$ 1,948.9
Total assets	$ 10,543.3	$ 10,396.4	$ 10,428.1
Current liabilities, including current portion of long-term debt	$ 685.5	$ 751.5	$ 741.4
Total debt and credit facilities, including current portion	$ 2,232.6	$ 2,592.9	$ 1,629.9
Total liabilities	$ 4,357.6	$ 4,514.2	$ 3,778.5
Common shareholders' equity	$ 6,083.7	$ 5,823.7	$ 6,580.9
Non-controlling interests	$ 102.0	$ 58.5	$ 68.7

As at December 31, 2023, Kinross had cash and cash equivalents of $352.4 million, a decrease of $65.7 million from the balance as at December 31, 2022. The decrease is primarily due to additions to property, plant and equipment of $1,098.3 million, interest paid of $167.3 million, net repayment of debt of $371.9 million, and dividend payments of $147.3 million, partially offset by net cash flow of

continuing operations provided from operating activities of $1,605.3 million. Current assets at December 31, 2023 of $1,802.3 million is comparable to the balance at December 31, 2022. Total assets increased by $146.9 million to $10,543.3 million mainly due to an increase in property, plant and equipment. Current liabilities decreased by $66.0 million to $685.5 million, primarily due to the repayment of debt and decreases in accounts payable and accrued liabilities. Total liabilities decreased by $156.6 million to $4,357.6 million, mainly due to net repayment of debt in 2023, partially offset by an increase in provisions and deferred tax liabilities.

At December 31, 2022, Kinross had cash and cash equivalents of $418.1 million, a decrease of $113.4 million from the balance as at December 31, 2021, primarily due to additions to property, plant and equipment of $764.2 million, total debt repayments of $340.0 million, payments of $300.8 million for the repurchase and cancellation of shares under the share buyback program and dividends paid to common shareholders of $154.0 million. These decreases were partially offset by net cash flows of continuing operations provided from operating activities of $1,002.5 million and the $360.0 million of cash consideration received on completion of the sale of the Company's Russian and Chirano operations. Current assets decreased by $96.3 million to $1,852.6 million, mainly due to the decrease in cash and cash equivalents and a decrease in inventories, partially offset by an increase in accounts receivable and other assets. Total assets decreased by $31.7 million to $10,396.4 million. Increases in property, plant and equipment, primarily related to the Great Bear acquisition were offset by the disposal of the Company's Russian and Chirano operations and the Round Mountain impairment charge. Total liabilities increased by $735.7 million to $4,514.2 million, mainly due to the $1.0 billion term loan entered into in the first quarter of 2022 to finance the cash portion of the acquisition of Great Bear and partially offset by the disposal of the Company's Russian and Chirano operations.

As of February 13, 2024, there were 1,227.9 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 0.8 million share purchase options outstanding under its share option plan.

On February 14, 2024, the Board of Directors declared a dividend of $0.03 per common share payable on March 21, 2024 to shareholders of record on March 6, 2023.

Financings and Credit Facilities

Senior notes

The Company's $1,250.0 million of senior notes consist of $500.0 million principal amount of 4.50% notes due in 2027, $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

On July 5, 2023, the Company completed a $500.0 million offering of debt securities consisting of 6.250% senior notes due in 2033. On August 10, 2023, the Company redeemed all outstanding $500.0 million 5.950% senior notes due March 15, 2024.

The senior notes (collectively, the "notes") pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2027 and 2033, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Revolving credit facility and term loan

As at December 31, 2023, the Company had utilized $6.8 million of its $1,500.0 million revolving credit facility, entirely for letters of credit. As at December 31, 2022, the Company utilized $206.7 million, of which $6.7 million was used for letters of credit. The revolving credit facility matures on August 4, 2027.

On March 7, 2022, the Company completed a three-year term loan, maturing on March 7, 2025, for $1,000.0 million. The proceeds were used to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear, completed in February of 2022. The term loan has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.

Loan interest on the revolving credit facility is variable and is dependent on the Company's credit rating. Based on the Company's credit rating at December 31, 2023, interest charges and fees are as follows:

Type of credit	
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at December 31, 2023.

Tasiast loan

On December 15, 2023, prior to maturity, the Tasiast loan was repaid in full, and the related restricted cash was released. The asset recourse loan had a term of eight years, maturing in December 2027, and a floating interest rate of LIBOR plus a weighted average margin of 4.38%. Under the loan agreement, restricted cash was required to remain in a separate bank account for the duration of the loan.

Other

The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") with a maturity date of June 30, 2024. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2023, $235.7 million (December 31, 2022 - $230.4 million) was utilized under this facility.

In addition, as at December 31, 2023, the Company had $241.8 million (December 31, 2022 - $267.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.75%.

As at December 31, 2023, $376.1 million (December 31, 2022 - $318.0 million) of surety bonds were outstanding, of which $375.1 million (December 31, 2022 - $317.0 million) were in respect of security over reclamation and remediation obligations, with respect to Kinross' properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.55%.

The following table outlines the credit facilities' utilization and availability:

		As at,	
(in millions)	December 31, 2023		December 31, 2022
Utilization of revolving credit facility	$ (6.8)	$	(206.7)
Utilization of EDC facility	(235.7)		(230.4)
Borrowings	$ (242.5)	$	(437.1)
Available under revolving credit facility	$ 1,493.2	$	1,293.3
Available under EDC credit facility	64.3		69.6
Available credit	$ 1,557.5	$	1,362.9

Total carrying amount of debt of $2,232.6 million as at December 31, 2023 consists of $1,233.5 million related to the senior notes and $999.1 million related to the term loan.

Liquidity Outlook

As at December 31, 2023, the Company has $141.4 million in estimated interest payments relating to the senior notes and term loan due in the next 12 months. There are no scheduled principal payments due in the next 12 months.

We believe that the Company's existing cash and cash equivalents balance of $352.4 million, available credit of $1,557.5 million, and expected operating cash flows based on current assumptions (noted in Section 3 - *Outlook*) will be sufficient to fund operations, our

forecasted exploration and capital expenditures (noted in Section 3 - *Outlook*), interest payments noted above, reclamation and remediation obligations, lease liabilities, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company's longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2023:

(in millions)		Total		2024		2025-2028		2029 & thereafter
Long-term debt and credit facilities[a]	$	2,250.0	$	-	$	1,500.0	$	750.0
Lease liability obligations		31.2		10.9		15.5		4.8
Operating lease obligations		43.2		2.0		38.3		2.9
Purchase obligations[b]		2,684.7		1,497.1		1,182.1		5.5
Reclamation and remediation obligations		1,444.6		45.5		288.9		1,110.2
Interest and other fees		837.7		134.3		319.9		383.5
Total	$	7,291.4	$	1,689.8	$	3,344.7	$	2,256.9

(a) Debt repayments are based on principal amounts due pursuant to the terms of existing indebtedness.
(b) Includes both capital and operating commitments, of which $485.1 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2023 and their respective maturities:

Foreign currency		2024		2025
Brazilian real zero cost collars (in millions of U.S. dollars)	$	108.0	$	-
Average put strike (Brazilian real)		5.05		-
Average call strike (Brazilian real)		6.56		-
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$	96.6	$	-
Average forward rate (Canadian dollar)		1.35		-
Chilean peso zero cost collars (in millions of U.S. dollars)	$	75.6	$	36.0
Average put strike (Chilean peso)		824		840
Average call strike (Chilean peso)		956		1,044
Energy				
WTI oil swap contracts (barrels)		973,200		205,200
Average price	$	71.24	$	63.50

Subsequent to December 31, 2023, the following new derivative contracts were entered into:

- 264,000 barrels of WTI oil swap contracts at an average rate of $67.85 per barrel maturing in 2025;
- $27.5 million of Canadian dollar forward contracts at an average rate of 1.34 Canadian dollars maturing in 2024; and
- $15.4 million of Chilean peso zero cost collars, maturing in 2024, with average put and call strikes of 875 and 982 Chilean pesos, respectively.

The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2023, 4,365,000 TRS units were outstanding.

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2023 or December 31, 2022.

Fair values of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at,	
	December 31,	December 31,
(in millions)	2023	2022
Asset (liability)		
Foreign currency forward and collar contracts	$ 7.4	$ 2.8
Energy swap contracts	1.0	21.5
Other contracts	6.9	1.9
	$ 15.3	$ 26.2

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority ("SMA") commenced an administrative proceeding against Compania Minera Maricunga ("CMM") alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM's pumping was impacting the "Valle Ancho" wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction") and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request and on August 7, 2017, upheld the SMA's Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal's ruling on procedural grounds and dismissed CMM's appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel ("CDE"). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the "Pantanillo" wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga's groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal's rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation ("Crown") is the holder of a waste discharge permit (the "Permit") in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the "WDOE") renewed Buckhorn Mine's National Pollution Discharge Elimination System Permit (the "Renewed Permit"), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the "Settlement Agreement"). On February 28, 2014, Crown filed an appeal of the Renewed Permit with

the Washington Pollution Control Hearings Board ("PCHB"). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the "Crown Action"). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB's decision. On April 12, 2017, Crown appealed the Ferry County Superior Court's ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court's decision and the PCHB's decision. On December 31, 2019, the Court of Appeals denied Crown's Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order ("AO") to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal"). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown's satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation ("NOV") to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance ("OHA") filed a citizen's suit against Crown and Kinross Gold U.S.A., Inc. ("KGUSA") under the Clean Water Act ("CWA") for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs' motion for partial summary judgment as to certain of Crown and KGUSA's defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court's June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process is underway and continuing.

Kinross Brasil Mineração S.A. ("KBM")

On February 27, 2023, the State Public Attorney ("SPA") in Brazil filed a civil action against KBM seeking, among other things, to compel KBM to cease depositing mine tailings into its two onsite tailings facilities ("TSFs"), decommission the TSFs and to obtain 100 million Brazilian Reals (approximately $20.0 million) from KBM to ensure money is available to address the requested relief. The SPA sought an immediate injunction to obtain this relief, which was denied by the Lower Court. In its ruling, the Lower Court found that the TSFs are properly permitted, regularly monitored and inspected, and that the SPA produced no evidence, technical or otherwise, that the TSFs are unsafe. The Lower Court further noted that a generalized concern about the size of the TSFs does not provide a legal basis

for the relief sought. On March 17, 2023, the SPA filed an interlocutory appeal before the Appellate Court of the State of Minas Gerais challenging the Lower Court's Decision. The interlocutory appeal was denied by the Appellate Court on March 27, 2023. The case remains pending before the Lower Court, but all proceedings have been stayed at the request of the parties to allow them to discuss potential resolution of the matter. If the case is not resolved amicably, KBM intends to continue its vigorous defense against the SPA's claims.

Manh Choh ore haul proceedings

Kinross Gold Corporation is the beneficial owner of KG Mining (Alaska), Inc. ("KG Mining"). KG Mining is a 70% owner and managing member of Peak Gold, LLC ("Peak Gold"), which operates the Manh Choh mine near Tok, Alaska. Ore from the mine is to be trucked to Fort Knox for processing on public roadways in newly purchased state-of-the-art trucks carrying legal loads. Certain owners of vacation homes along the ore haul route and others claiming potential impact have organized a group to oppose the ore haul plan and disrupt the project. These efforts have included administrative appeals of certain state mine permits unrelated to ore haul. To date, those appeals have been unsuccessful. On October 20, 2023, the Committee for Safe Communities, an Alaskan non-profit corporation inclusive of this same group of objectors and formed for the purpose of opposing the project, filed suit in the Superior Court in Fairbanks, Alaska against the State of Alaska Department of Transportation and Public Facilities ("DOT"). The Complaint seeks injunctive relief against the DOT with respect to its oversight of Peak Gold's ore haul plan. The Complaint alleges that the DOT has approved a haul route and trucking plan that violates DOT regulations, DOT's actions have created an unreasonable risk to public safety constituting an attractive public nuisance, and DOT has aided and abetted the offense of negligent driving. On November 2, 2023, the plaintiff filed a motion for a preliminary injunction against the DOT and is seeking expedited consideration of its motion. If granted, the motion could impact Peak Gold's ore haul plans. On November 9, 2023, the Court denied the plaintiff's motion for expedited consideration. On November 15, 2023, the Court granted Peak Gold, LLC's motion to intervene. The plaintiff's motion for a preliminary injunction is fully briefed and awaiting decision by the Court. On December 15, 2023, the plaintiff filed a motion for a hearing on its motion for preliminary injunction, which has been fully briefed, and is awaiting decision by the Court. On January 15, 2024, Peak Gold and DOT jointly moved for judgment on the pleadings and to stay all discovery, which motions remain pending.

Guarantor summarized financial information

The obligations of the Company under the senior notes were guaranteed at December 31, 2023 by the following 100% owned and consolidated subsidiaries of the Company (the "guarantor subsidiaries"): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Great Bear Resources Ltd, and Compania Minera Mantos de Oro. Compania Minera Mantos de Oro was added as a guarantor during 2023. Comparative information has been retrospectively adjusted with Compania Minera Mantos de Oro included as a guarantor. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The summarized financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation's or the guarantor subsidiaries' equity in the earnings (losses) of and other gains from, intercompany receivables and payables with, and investments in non-guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summarized combined financial information. As a result of the divestitures of the Company's Russian and Chirano operations, the related equity in the earnings (losses) of and other gains from, non-guarantor subsidiaries has been split out between non-guarantor continuing and discontinued subsidiaries for the current year and comparative period.

Summarized combined statement of operations information

(in millions)	Years ended December 31, 2023	2022
Revenue	**$ 3,038.9**	$ 2,520.4
Cost of sales	**2,438.3**	2,336.8
Gross profit	**600.6**	183.6
Operating earnings (loss)	**357.0**	(55.2)
Net earnings (loss) before equity in the earnings (losses) of, and other gains from, non-guarantor subsidiaries	**275.9**	(195.4)
Equity in the earnings of, and other gains from, non-guarantor continuing subsidiaries	**140.4**	120.8
Equity in the earnings (losses) of, and other gains from, non-guarantor discontnued subsidiaries	**-**	(530.6)
Net earnings (loss)	**416.3**	(605.2)
Net earnings (loss) attributable to common shareholders	**$ 416.3**	$ (605.2)

Summarized combined balance sheet information

(in millions)	As at December 31, 2023	2022
Current assets	**$ 1,091.9**	$ 1,179.1
Current assets - with non-guarantor subsidiaries	**1,721.4**	1,802.6
Non-current assets	**5,688.2**	5,684.9
Non-current assets - with non-guarantor subsidiaries	**2,975.4**	2,842.7
Current liabilities	**512.3**	531.5
Current liabilities - with non-guarantor subsidiaries	**632.6**	584.3
Non-current liabilities	**3,214.4**	3,388.7
Non-current liabilities - with non-guarantor subsidiaries	**1,033.9**	1,181.1

7. SUMMARY OF QUARTERLY INFORMATION

(in millions, except per share amounts)	2023 Q4	Q3	Q2	Q1	2022 Q4	Q3	Q2	Q1
Metal sales	$ 1,115.7	$ 1,102.4	$ 1,092.3	$ 929.3	$ 1,076.2	$ 856.5	$ 821.5	$ 700.9
Net earnings (loss) from continuing operations attributable to common shareholders	$ 65.4	$ 109.7	$ 151.0	$ 90.2	$ (106.0)	$ 65.9	$ (9.3)	$ 81.3
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$ 0.06	$ 0.09	$ 0.12	$ 0.07	$ (0.08)	$ 0.05	$ (0.01)	$ 0.06
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$ 0.06	$ 0.09	$ 0.12	$ 0.07	$ (0.08)	$ 0.05	$ (0.01)	$ 0.06
Net earnings (loss) from discontinued operations attributable to common shareholders	$ -	$ -	$ -	$ -	$ -	$ (1.0)	$ (31.0)	$ (605.1)
Net earnings (loss) attributable to common shareholders	$ 65.4	$ 109.7	$ 151.0	$ 90.2	$ (106.0)	$ 64.9	$ (40.3)	$ (523.8)
Basic earnings (loss) per share attributable to common shareholders	$ 0.06	$ 0.09	$ 0.12	$ 0.07	$ (0.08)	$ 0.05	$ (0.03)	$ (0.41)
Diluted earnings (loss) per share attributable to common shareholders	$ 0.06	$ 0.09	$ 0.12	$ 0.07	$ (0.08)	$ 0.05	$ (0.03)	$ (0.41)
Net cash flow of continuing operations provided from operating activities	$ 410.9	$ 406.8	$ 528.6	$ 259.0	$ 474.3	$ 173.2	$ 257.1	$ 97.9

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. The comparative quarterly results reflect the impact of the classification of the Russian and Chirano operations as discontinued.

During the fourth quarter of 2023, revenue from continuing operations was $1,115.7 million on sales of 565,389 total gold equivalent ounces from continuing operations compared to $1,076.2 million on sales of 620,599 total gold equivalent ounces from continuing operations during the fourth quarter of 2022. The average gold price realized in the fourth quarter of 2023 was $1,974 per ounce compared to $1,731 per ounce in the fourth quarter of 2022.

Production cost of sales from continuing operations in the fourth quarter of 2023 increased by 5% compared to the fourth quarter of 2022, largely as a result of an increase in gold equivalent ounces sold at Tasiast and La Coipa, partially offset by a decrease in gold equivalent ounces sold at Round Mountain.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

Net cash flow of continuing operations provided from operating activities increased to $410.9 million in the fourth quarter of 2023 from $474.3 million in the fourth quarter of 2022, mainly due to the increase in margins and a favourable change in working capital compared to the prior period.

In the fourth quarter of 2023, the Company recorded an after-tax impairment charge of $35.8 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. In the fourth quarter of 2022, the Company recorded after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax inventory impairment charge of $87.9 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The after-tax property, plant and equipment impairment charge of $201.4 million was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada.

8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 ("SOX") and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross' management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' internal control over financial reporting was effective as at December 31, 2023.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

Kinross' management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the audited consolidated financial statements.

Accounting Changes

On January 1, 2023, the Company adopted amendments to IAS 1 "Presentation of Financial Statements", amendments to IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" and IAS 12 "Income Taxes" as disclosed in Note 4 of the audited consolidated financial statements. On May 23, 2023, the IASB issued amendments to IAS 12 "Income Taxes". Details of this accounting change are disclosed in Note 4 of the audited consolidated financial statements.

10. RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2022, which is available on the Company's website *www.kinross.com* and on *www.sedarplus.ca* or is available upon request from the Company, and to the Company's Annual Information Form for the year ended December 31, 2023, which will be filed on SEDAR on or about March 31, 2024.

Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include: industrial and jewelry demand; the level of demand for the metal as an investment; central bank demand, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2023, the Company's average realized gold price increased to $1,945 per ounce from $1,793 per ounce in 2022. If the market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations, possibly materially. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall instability or failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material, and could have an adverse impact on Kinross' operations. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure, such as where insurance cannot be obtained at a reasonable cost. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, access to water, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, war, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross' operations, financial condition, and results of operations.

Available insurance does not cover all the potential risks associated with a mining company's operations. Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover various resulting losses.

Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production may not be generally available to Kinross or to other companies in the mining industry on acceptable terms. Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations. Kinross reviews its insurance coverage at least annually to ensure that, where available, appropriate and cost-effective coverage is obtained.

Environmental Impact and Related Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross' operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, interpretations by Governments, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, interpretations or enforcement including those pertaining to taxes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross' operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

In light of tailings dam incidents in Brazil in 2015 and 2019, Brazilian lawmakers have passed and proposed further legislation aimed at addressing risks of future tailings dam failures. While there are a variety of measures under consideration, approved legislation at the federal and state level includes the increase of financial assurance requirements, increased fines and penalties for environmental damages and/or requirements for companies to further address risks to residents downstream. While federal regulations are still pending a final ruling on these issues, state and federal laws and regulations could significantly increase the costs associated with Kinross' operations depending on the form(s) of financial assurance federal and state regulators can accept.

Certain operations of the Company are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company's future operations and/or financial condition. For further details refer to Section 6 - *Other legal matters.*

Reclamation Costs and Financial Assurance

In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions, bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances required in Brazil under the tailings dam legislation. The amount and nature of financial assurance is dependent upon a number of factors, including the Company's financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operating, investing and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company's mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company's operations, which could have a material adverse effect on the financial condition of the Company. In such a case Kinross would remain responsible for any reclamation costs, cleanup costs and other liabilities.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities. Kinross estimates the net present value of future cash outflows for reclamation and remediation costs under IFRS at $876.9 million as at December 31, 2023 based on information available as of that date. Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

As of December 31, 2023, letters of credit totaling $440.8 million had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's letter of credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. In addition, at December 31, 2023, the Company had $375.1 million in surety bonds outstanding for this purpose with respect to its operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

Internal Controls

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of SOX, which requires an annual assessment by management of the effectiveness of Kinross' internal control over financial reporting and an attestation report by Kinross' independent auditors addressing the operating effectiveness of Kinross' internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Kinross' failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross' business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross' operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of SOX.

Indebtedness and an Inability to Satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross' level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross' ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross' growth strategy or other purposes; (b) limiting Kinross' ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross' vulnerability to general adverse economic and industry conditions, including increases in interest rates and reductions in the market price of gold and/or silver; (d) limiting Kinross' ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross' ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenditures and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross' ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flows from operations will be sufficient to allow it to pay principal and interest on Kinross' debt and meet its other obligations. If cash flows from operations are insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Mineral Reserve and Mineral Resource Estimates

The figures for mineral reserves and mineral resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and price assumptions used in those estimates, and the cost of recovering

and processing minerals at the individual mine sites. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross' mines and development projects were estimated as of December 31, 2023, based upon an assumed gold price of $1,400 per ounce.

Prolonged declines in the market price of gold below the above noted level or in silver may render mineral reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could materially reduce Kinross' mineral reserve estimates. In addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such events occur, material write-downs of Kinross' investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, reduced income or increased losses and reduced cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross's mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States' securities laws and other jurisdictions.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Development Projects

Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company's ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

In addition, as a result of the substantial expenditures involved, development projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these permits and approvals and meet permit requirements, are often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company's best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral

projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross' actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; a lower than expected recovery rate; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, earthquakes, and pandemics; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross' control. No assurance can be given that Kinross' cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross' future cash flows, profitability, results of operations and financial condition.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as fuel, explosives, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of, or inability to procure, such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company's ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company's operations in Chile and Brazil. Market prices of input commodities can be subject to inflation and volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company's control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment due to factors beyond the Company's control such as conflicts, a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross' operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross' operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company's financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price increases.

Uncertainty in Mauritania

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company's ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be changed or inconsistently applied; (6) disputes under the application of the mining convention; (7) potential legal and practical difficulties with enforcement of the mining convention or relating to the definitive agreement entered into by the Company and the Government of Mauritania on July 15, 2021; (8) inconsistent interpretation and application of tax laws including potential re-assessments of historical tax filings; and (9) the potential for the government to seek increased economic benefits from the Company's operations. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, production royalties payable by the Company, the long-term stability in the Company's relationship with the workers' union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce. There can be no assurance that further disputes will not arise between the parties including disputes with respect to the matters addressed by the definitive agreement, or the Company's mining convention.

U.S. Environmental Liability Risk

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the RCRA and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company's U.S. mining operations are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company's activities and ownership interests potentially expose the Company to liability under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past

owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company's operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. *Clean Water Act* and state law equivalents. Air emissions in the U.S. are subject to the *Clean Air Act* and its state equivalents as well. The Company has received notices of violation related to alleged breaches of the waste discharge permit at its Kettle River-Buckhorn site and is currently involved in a related legal action with the State of Washington and an environmental non-governmental organization. There can be no assurance that the Company will not receive further notices, fines or penalties in the future related to its waste discharge permit at Kettle River-Buckhorn. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company's U.S. mine sites.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Mauritania, Canada and Finland and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: war; military conflicts, terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; unstable governments or political systems; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change or instability; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds; restrictions on the movement of personnel or importation of goods and equipment, global health crises or pandemics; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation or nationalization of assets.

The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company.

Governmental efforts to increase revenue from taxes and royalties have escalated in recent years. Brazil increased production royalties in 2018 and the State of Nevada increased taxes on gold and silver mining in 2022. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company.

Anti-bribery Legislation

The *Foreign Corrupt Practices Act* (United States) and the *Corruption of Foreign Public Officials Act* (Canada), and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross' internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company's affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross' reputation and social license to operate.

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The authorities may also require a more rigorous and time-consuming assessment of a requested permit than anticipated in the form of an Environmental Impact Statement versus a more streamlined Environmental Assessment. The loss of such permits, the requirements of such permits, third-party challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay Kinross' ability to operate and could have a material effect on Kinross' financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Title to Properties, Community Relations and Indigenous Groups

The validity of mining rights, including mining claims which constitute most of Kinross' property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross' mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities, local communities and other third parties.

Certain of Kinross' United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty as reflected in the action titled Earthworks, et al. vs. Department of the Interior, et al., which is pending in the Court of Appeals for the D.C. Circuit, and in which a Kinross subsidiary has intervened. In that case, appellants contend that the Bureau of Land Management ("BLM") issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of "fair market value" for the claims rather than annual claims maintenance payments. In November 2021, the Court of Appeals stayed the case indefinitely while the Appellants pursue a rule-making petition with the Department of the Interior. These rights may also be impacted by changes in applicable laws and regulations relating to mining claims in the United States.

Certain of Kinross' mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including Indigenous people. The assertion of such rights may trigger various international and national laws, codes, resolutions, conventions, guidelines, or impose obligations on governments and the Company to respect the rights of Indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company's mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or Indigenous peoples may require accommodation including undertakings regarding employment, revenue sharing, procurement, other financial payments and other matters. This may affect the Company's ability to acquire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to the Company's current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or

other forms of public expression against the Company's activities or against the government's position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company's reputation, results of operations and financial performance.

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2024, sensitivity to a 10% change in the gold price is estimated to have an approximate $400 million impact on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2024, sensitivity to a 10% change in the silver price is estimated to have an approximate $15 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company's results of operations and cash flow. The Company's cash and cash equivalents, as well as some of its long-term debt and credit facilities are subject to variable interest rates.

Hedging Risks

The Company's earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross' practice is not to hedge long-term metal sales' exposures. However, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2023, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in U.S. dollars. Kinross costs are incurred principally in Canadian dollars, U.S. dollars, Chilean pesos, Brazilian reais and Mauritanian ouguiyas. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of production and capital expenditures in U.S. dollar terms. Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso and Brazilian real are currently convertible into Canadian and U.S. dollars, they may not always be convertible in the future. The Mauritanian ouguiya is convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company's pre-tax earnings to changes in foreign currencies relative to the U.S. dollar is disclosed in Note 10 of the Company's financial statements for the year ended December 31, 2023.

Litigation Risk

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross' financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction. In the event of a dispute arising at Kinross' foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross' inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating, and the Company monitors the financial condition of each counterparty.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Credit Ratings and Debt Markets

The mining, processing, development, and exploration of Kinross' properties, as well as the acquisition of gold-bearing properties, may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross' properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

The Company's ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from Fitch Ratings, Moody's and S&P. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company's existing debt as well as the Company's ability to access the capital markets and the cost of such debt financing.

If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to the rating agencies, or should the Company's business prospects deteriorate, the credit ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company's outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company's borrowing costs.

Acquisition and Disposition Strategy Risks and Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

As part of Kinross' business strategy, it has sought, and may continue to seek, to acquire new mining and development opportunities in the mining industry, along with assets to support its business operations or dispose of assets it currently owns. Any acquisition or disposition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross' business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks. Kinross' acquisition success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions, and to integrate the acquired businesses and their personnel. Kinross may be unable to complete

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2023

any acquisition, disposition or other business arrangement that it pursues on favourable terms. Any acquisitions, dispositions or other business arrangements completed may not ultimately benefit Kinross' business and could impair its results of operations, profitability and financial results. Acquisitions, dispositions and other business arrangements are accompanied by risks including, without limitation: a significant change in commodity prices after Kinross has committed to complete the transaction and established the purchase price or exchange ratio; an acquired material ore body may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations, technologies and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization to support the expansion of Kinross' operations resulting from these acquisitions; the integration of the acquired business or assets or sales process may divert management's attention and disrupt Kinross' ongoing business and its relationships with employees, customers, suppliers and contractors; the acquired business or assets may have unknown liabilities which may be significant; a purchaser may be unable to pay all or part of any purchase price due after closing; and Kinross may become subject to litigation, which could result in substantial costs and damages and divert management's attention and resources. Additionally, although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller or purchaser if any of the representations or warranties provided in connection with an acquisition or disposition proves to be inaccurate or if the purchaser is unable to pay all or part of the purchase price due after closing. Should these or other risks develop, Kinross may suffer significant financial losses or be required to write-down the value of the assets acquired (See Risk Analysis related to impairment, below).

In addition, in the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross' leverage will be increased. If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Kinross may choose to finance any such acquisition with its existing resources.

There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

Global Financial Condition

The volatility and challenges that global economies continue to experience affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

- Volatility in commodity prices, foreign exchange rates and interest rates;

- Tightening of credit markets;

- Counterparty risk; and

- Volatility in the prices of publicly traded entities.

The volatility in commodity prices, foreign exchange rates and interest rates directly impact the Company's revenues, earnings and cash flows, as noted above in the sections titled "Gold Price and Silver Price", "Foreign Currency Exchange Risk" and "Interest Rate Fluctuations".

Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company's liquidity.

As at December 31, 2023, the Company had $1,557.5 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross' equity portfolio.

Market Price Risk

Kinross' common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The price of Kinross' common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk or actions by governments in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor's ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross' common shares at any given point in time may not accurately reflect Kinross' long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management's attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company's financial position.

Impairment

The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the CGU or asset's recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset's carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company's CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross' control. Kinross' fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

Climate Risks

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Future changes in legislation and regulation will likely increase the Company's compliance costs and may have an adverse effect on the Company's reputation if it is unsuccessful in complying with such requirements.

In addition, the physical risks of climate change may also have an adverse effect at some of Kinross' operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company's operations.

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water, which is then complemented by groundwater from boreholes. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact the Company's operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross' financial performance, liquidity and results of operations.

Excessive rainfall, flooding or extreme weather events caused by increased variation in weather patterns, may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross' financial performance, liquidity and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2023

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Human Resources

Production at Kinross' mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross' business, results of operations, and financial condition.

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the aging workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross' operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives.

Cybersecurity and Data Privacy Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, "IT systems"), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross' operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company's mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. While Kinross carries cyber insurance, such insurance does not cover all the potential risks associated with such threats.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company's reputation. Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union ("EU"). The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company's business and results of operations.

Refining Capacity

The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would

be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries' failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory.

Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to manage COVID-19 or remedy its impact, among others.

Brazilian Power Plants

The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.

Illegal Mining

Illegal mining activities occur near, and occasionally on some of the Company's properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company's properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. The Company relies on government support and enforcement to manage illegal mining activities near its operations; however, enforcement is often lacking or inconsistent.

11. SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer on an attributable basis, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.

Adjusted Net Earnings from Continuing Operations Attributable to Common Shareholders and Adjusted Net Earnings from Continuing Operations per Share

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

(in millions, except per share amounts)	Years ended December 31,		
	2023	2022	2021
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$ **416.3**	$ 31.9	$ (29.9)
Adjusting items:			
Foreign exchange losses (gains)	**1.9**	(0.8)	1.2
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	**29.3**	(25.5)	22.7
Taxes in respect of prior periods	**13.9**	16.2	21.9
Impairment charges and asset derecognition[a]	**38.9**	350.0	144.5
Loss on sale of assets	**14.8**	14.3	7.8
Settlement provisions	**30.0**	-	42.1
Reclamation (recovery) expense	**(19.2)**	23.5	1.8
VAT expense (recovery) in respect of prior periods	**8.5**	(24.2)	-
Restructuring costs	**-**	13.0	-
Tasiast insurance recoveries	**-**	(77.1)	(90.0)
Tasiast mill fire related costs	**-**	-	60.3
Covid-19 costs[b]	**-**	-	20.7
Round Mountain pit wall stabilization costs	**-**	-	50.1
Other[c]	**9.6**	22.6	21.3
Tax effects of the above adjustments	**(4.2)**	(60.8)	(63.7)
	123.5	251.2	240.7
Adjusted net earnings from continuing operations attributable to common shareholders	$ **539.8**	$ 283.1	$ 210.8
Weighted average number of common shares outstanding - Basic	**1,227.0**	1,280.5	1,259.1
Adjusted net earnings from continuing operations per share	$ **0.44**	$ 0.22	$ 0.17
Basic earnings (loss) per share from continuing operations attributable to common shareholders - as reported	$ **0.34**	$ 0.02	$ (0.02)

(a) During the year ended December 31, 2023, the Company recognized an impairment charge of $38.9 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. The tax impact of the impairment was an income tax recovery of $3.1 million. During the year ended December 31, 2022, the Company recognized impairment charges of $350.0 million at Round Mountain, of which $106.8 million related to impairment of metal inventory and $243.2 million related to impairment of property, plant and equipment. The income tax recoveries related to the impairment charges were $18.9 million and $41.8 million, respectively. During the year ended December 31, 2021, the Company recognized impairment and asset derecognition charges of $144.5 million at Bald Mountain, of which $95.2 million related to impairment of metal inventory and $49.3 million related to the derecognition of property, plant and equipment. The income tax recoveries related to the impairment charges were $25.3 million and $13.1 million, respectively.

(b) Includes COVID-19 related labour, health and safety, donations and other support program costs.

(c) Other includes various impacts, such as one-time costs at sites, and gains and losses on hedges, which the Company believes are not reflective of the Company's underlying performance for the reporting period.

Attributable Free Cash Flow from Continuing Operations

Starting with this MD&A, we have added attributable free cash flow from continuing operations as a non-GAAP financial measure. Attributable free cash flow is defined as net cash flow of continuing operations provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flow from operating activities. The Company believes that this measure, which is used internally to evaluate the Company's underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company's underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities, as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow from continuing operations for the periods presented:

(in millions)		Years ended December 31,				
		2023		2022		2021
Net cash flow of continuing operations provided from operating activities - as reported	$	**1,605.3**	$	1,002.5	$	695.1
Less: Attributable[c] capital expenditures		**(1,055.0)**		(755.0)		(817.6)
Less: Non-controlling interest cash flow (from) used in operating activities[j]		**9.4**		(0.2)		0.7
Attributable[c] free cash flow from continuing operations	$	**559.7**	$	247.3	$	(121.8)

See page 56 of this MD&A for details of the footnotes referenced within the table above.

Adjusted Operating Cash Flow from Continuing Operations

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

(in millions)		Years ended December 31,				
		2023		2022		2021
Net cash flow of continuing operations provided from operating activities - as reported	$	**1,605.3**	$	1,002.5	$	695.1
Adjusting items:						
Working capital changes:						
Accounts receivable and other assets		**(68.7)**		(17.9)		70.1
Inventories		**91.4**		261.6		125.0
Accounts payable and other liabilities, including income taxes paid		**41.9**		10.3		41.9
Total working capital changes		**64.6**		254.0		237.0
Adjusted operating cash flow from continuing operations	$	**1,669.9**	$	1,256.5	$	932.1

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2023

Production Cost of Sales from Continuing Operations per Ounce Sold on a By-Product Basis

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,		
(in millions, except ounces and production cost of sales per ounce)	**2023**	2022	2021
Production cost of sales from continuing operations - as reported	$ **2,054.4**	$ 1,805.7	$ 1,218.3
Less: silver revenue[a]	**(204.3)**	(98.9)	(25.2)
Production cost of sales from continuing operations net of silver by-product revenue	$ **1,850.1**	$ 1,706.8	$ 1,193.1
Gold ounces sold from continuing operations	**2,074,989**	1,872,342	1,432,396
Total gold equivalent ounces sold from continuing operations	**2,179,936**	1,927,818	1,446,477
Production cost of sales from continuing operations per equivalent ounce sold[b]	$ **942**	$ 937	$ 842
Production cost of sales from continuing operations per ounce sold on a by-product basis	$ **892**	$ 912	$ 833

See page 56 of this MD&A for details of the footnotes referenced within the table above.

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Ounce Sold on a By-Product Basis

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council ("WGC"). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized stripping, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,		
(in millions, except ounces and costs per ounce)	**2023**	2022	2021
Production cost of sales from continuing operations - as reported	$ **2,054.4**	$ 1,805.7	$ 1,218.3
Less: silver revenue from continuing operations[(a)]	**(204.3)**	(98.9)	(25.2)
Production cost of sales from continuing operations net of silver by-product revenue	$ **1,850.1**	$ 1,706.8	$ 1,193.1
Adjusting items:			
General and administrative[(d)]	**106.9**	116.8	114.4
Other operating expense - sustaining[(e)]	**23.0**	28.5	9.3
Reclamation and remediation - sustaining[(f)]	**63.1**	42.7	39.2
Exploration and business development - sustaining[(g)]	**38.3**	30.6	35.7
Additions to property, plant and equipment - sustaining[(h)]	**554.3**	402.6	349.2
Lease payments - sustaining[(i)]	**29.5**	22.4	32.6
All-in Sustaining Cost on a by-product basis	$ **2,665.2**	$ 2,350.4	$ 1,773.5
Adjusting items on an attributable[(c)] basis:			
Other operating expense - non-sustaining[(e)]	**38.5**	45.1	37.7
Reclamation and remediation - non-sustaining[(f)]	**7.7**	8.0	3.4
Exploration and business development - non-sustaining[(g)]	**145.9**	122.3	51.9
Additions to property, plant and equipment - non-sustaining[(h)]	**500.7**	352.4	468.4
Lease payments - non-sustaining[(i)]	**0.7**	0.8	1.2
All-in Cost on a by-product basis - attributable[(c)]	$ **3,358.7**	$ 2,879.0	$ 2,336.1
Gold ounces sold from continuing operations	**2,074,989**	1,872,342	1,432,396
Production cost of sales from continuing operations per equivalent ounce sold[(b)]	$ **942**	$ 937	$ 842
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$ **1,284**	$ 1,255	$ 1,238
Attributable[(c)] all-in cost from continuing operations per ounce sold on a by-product basis	$ **1,619**	$ 1,538	$ 1,631

See page 56 of this MD&A for details of the footnotes referenced within the table above.

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,		
(in millions, except ounces and costs per equivalent ounce)	**2023**	2022	2021
Production cost of sales from continuing operations - as reported	$ **2,054.4**	$ 1,805.7	$ 1,218.3
Adjusting items:			
General and administrative[d]	**106.9**	116.8	114.4
Other operating expense - sustaining[e]	**23.0**	28.5	9.3
Reclamation and remediation - sustaining[f]	**63.1**	42.7	39.2
Exploration and business development- sustaining[g]	**38.3**	30.6	35.7
Additions to property, plant and equipment - sustaining[h]	**554.3**	402.6	349.2
Lease payments - sustaining[i]	**29.5**	22.4	32.6
All-in Sustaining Cost	$ **2,869.5**	$ 2,449.3	$ 1,798.7
Adjusting items on an attributable[c] basis:			
Other operating expense - non-sustaining[e]	**38.5**	45.1	37.7
Reclamation and remediation - non-sustaining[f]	**7.7**	8.0	3.4
Exploration and business development - non-sustaining[g]	**145.9**	122.3	51.9
Additions to property, plant and equipment - non-sustaining[h]	**500.7**	352.4	468.4
Lease payments - non-sustaining[i]	**0.7**	0.8	1.2
All-in Cost - attributable[c]	$ **3,563.0**	$ 2,977.9	$ 2,361.3
Gold equivalent ounces sold from continuing operations	**2,179,936**	1,927,818	1,446,477
Production cost of sales from continuing operations per equivalent ounce sold[b]	$ **942**	$ 937	$ 842
All-in sustaining cost from continuing operations per equivalent ounce sold	$ **1,316**	$ 1,271	$ 1,244
Attributable[c] all-in cost from continuing operations per equivalent ounce sold	$ **1,634**	$ 1,545	$ 1,632

See page 56 of this MD&A for details of the footnotes referenced within the table above.

Capital Expenditures and Attributable Capital Expenditures From Continuing Operations

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized stripping unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining capital expenditures is a useful indicator for the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs from continuing operations per ounce and attributable all-in costs from continuing operations per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.

Starting with this MD&A, we have included attributable capital expenditures as a non-GAAP financial measure. Additions to property, plant and equipment per the statement of cash flow includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross' cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

Year ended December 31, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)	Total USA	Other	Total
Sustaining capital expenditures	$ 45.6	$ 167.5	$ 36.0	$ 193.4	$ 30.2	$ 79.5	$ -	$ 303.1	$ 2.1	$ 554.3
Non-sustaining capital expenditures	263.4	-	38.8	30.7	0.3	40.8	144.3	216.1	25.7	544.0
Additions to property, plant and equipment - per cash flow	$ 309.0	$ 167.5	$ 74.8	$ 224.1	$ 30.5	$ 120.3	$ 144.3	$ 519.2	$ 27.8	$ 1,098.3
Less: Non-controlling interest[i]	-	-	-	-	-	-	(43.3)	(43.3)	-	(43.3)
Attributable capital expenditures[c]	$ 309.0	$ 167.5	$ 74.8	$ 224.1	$ 30.5	$ 120.3	$ 101.0	$ 475.9	$ 27.8	$ 1,055.0
Year ended December 31, 2022:										
Sustaining capital expenditures	$ 52.7	$ 124.7	$ 7.8	$ 78.7	$ 102.2	$ 35.3	$ -	$ 216.2	$ 1.2	$ 402.6
Non-sustaining capital expenditures	114.7	-	147.7	7.4	0.2	52.3	33.2	93.1	6.1	361.6
Additions to property, plant and equipment - per cash flow	$ 167.4	$ 124.7	$ 155.5	$ 86.1	$ 102.4	$ 87.6	$ 33.2	$ 309.3	$ 7.3	$ 764.2
Less: Non-controlling interest[i]	-	-	-	-	-	-	(9.2)	(9.2)	-	(9.2)
Attributable capital expenditures[c]	$ 167.4	$ 124.7	$ 155.5	$ 86.1	$ 102.4	$ 87.6	$ 24.0	$ 300.1	$ 7.3	$ 755.0
Year ended December 31, 2021:										
Sustaining capital expenditures	$ 26.6	$ 127.9	$ -	$ 72.5	$ 91.1	$ 30.3	$ -	$ 193.9	$ 0.8	$ 349.2
Non-sustaining capital expenditures	232.8	-	117.5	40.6	34.4	8.7	13.5	97.2	25.0	472.5
Additions to property, plant and equipment - per cash flow	$ 259.4	$ 127.9	$ 117.5	$ 113.1	$ 125.5	$ 39.0	$ 13.5	$ 291.1	$ 25.8	$ 821.7
Less: Non-controlling interest[i]	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Attributable capital expenditures[c]	$ 259.4	$ 127.9	$ 117.5	$ 113.1	$ 125.5	$ 39.0	$ 9.5	$ 287.1	$ 25.8	$ 817.7

See page 56 of this MD&A for details of the footnotes referenced within the table above.

(a) *"Silver revenue" represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.*

(b) *"Production cost of sales from continuing operations per equivalent ounce sold" is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.*

(c) *"Attributable" includes Kinross' share of Manh Choh (70%) free cash flow, costs and capital expenditures. As Manh Choh is a non-operating site, the attributable costs and capital expenditures are non-sustaining and as such only impact the all-in-cost measures.*

(d) *"General and administrative" expenses is as reported on the consolidated statements of operations. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.*

(e) *"Other operating expense – sustaining" is calculated as "Other operating expense" as reported on the consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.*

(f) *"Reclamation and remediation - sustaining" is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.*

(g) *"Exploration and business development – sustaining" is calculated as "Exploration and business development" expenses as reported on the consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.*

(h) *"Additions to property, plant and equipment – sustaining and non-sustaining are as presented on page 55 of this MD&A. Non-sustaining capital expenditures included in the calculation of attributable all-in-cost includes Kinross' share of Manh Choh (70%) costs.*

(i) *"Lease payments – sustaining" represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.*

(j) *"Non-controlling interest" represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company's interest is less than 100% for cash flow from operating activities and capital expenditures.*

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2023

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) "Outlook", "Project Updates and New Developments", "Liquidity Outlook" and include, without limitation, statements with respect to as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and attributable free cash flow; the declaration, payment and sustainability of the Company's dividends; identification of additional resources and reserves or the conversion of resources to reserves; the Company's liquidity; greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the Company's ESG or Climate Change strategy; the schedules budgets, and forecast economics for the Company's development projects; budgets for and future prospects for exploration, development and operation at the Company's operations and projects, including the Great Bear project; potential mine life extensions at the Company's operations; the Company's balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words "advance", "continue", "estimates", "expects", "focus", "forecast", "guidance", "on plan", "on schedule", "on track", "opportunity" "outlook", "plan", "potential", "priority", "prospect", "target", "upside", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2023, and the Annual Information Form dated March 31, 2023 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall or snowfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company's operations and development projects being consistent with Kinross' current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company's expectations; and the successful completion of exploration consistent with the Company's expectations at the Company's projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross' current expectations; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross' current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company's expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross' analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company's current and future mining operations, and the Company's internal models; (10) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross' expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross' current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company's current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation's expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company's financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company's expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United

States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Analysis" section of our MD&A for the year ended December 31, 2023, and the "Risk Factors" set forth in the Company's Annual Information Form dated March 31, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold[8].

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $40 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say ''we'', ''us'', ''our'', the ''Company'', or ''Kinross'' in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this MD&A has been prepared under the supervision of Mr. Nicos Pfeiffer who is a "qualified person" within the meaning of National Instrument 43-101.

---

8 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management's Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the "Company"). The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit and Risk Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit and Risk Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ J. Paul Rollinson   /s/ Andrea S. Freeborough

J. PAUL ROLLINSON   **ANDREA S. FREEBOROUGH**
President and Chief Executive Officer   Executive Vice-President and Chief Financial Officer
Toronto, Canada   Toronto, Canada
February 14, 2024   February 14, 2024

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Kinross Gold Corporation ("Kinross") is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross' internal control over financial reporting as of December 31, 2023, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross' internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

/s/ J. Paul Rollinson

/s/ Andrea S. Freeborough

J. PAUL ROLLINSON
President and Chief Executive Officer
Toronto, Canada
February 14, 2024

ANDREA S. FREEBOROUGH
Executive Vice-President and Chief Financial Officer
Toronto, Canada
February 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 14, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the recoverable amount of property, plant and equipment of the Round Mountain cash generating unit

As discussed in Note 7iv. to the consolidated financial statements, the carrying value of the Company's property, plant and equipment was $7,963.2 million as of December 31, 2023. As discussed in note 5ii.(c) to the consolidated financial statements, the assessment of fair values, including those of the cash generating unit for purposes of testing long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company's life of mine plans, as well as future and long-term commodity prices, discount rates, and foreign exchange rates. For the 2023 annual analysis, estimated 2024, 2025, 2026 and long-term gold prices of $1,900, $1,900, $1,800 and $1,700 per ounce, respectively, and estimated 2024, 2025, 2026 and long-term oil prices of $80, $70, $70 and $70 per barrel, respectively, were used. A discount rate of 5.10% was used to test the Round Mountain CGU.

We identified the assessment of the recoverable amount of property, plant and equipment of the Round Mountain cash generating unit as a critical audit matter. Significant auditor judgment was required to assess the significant assumptions of future and long-term gold prices, discount rate, recoverable production, and costs used to determine the future cash flows. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the cash generating unit. This included controls over the determination of future cash flows in the life-of-mine model used to estimate the recoverable amount of the cash generating unit and the development of the significant assumptions. We assessed the estimates of recoverable production and cost assumptions used in the life of mine plan by comparing them to historical results. We evaluated the Company's mineral reserves and resources by analyzing changes from the prior year. We assessed the competence, capabilities and objectivity of the Company's personnel who prepared the historical reserve and resource information, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the future and long-term gold prices by comparing to third party estimates and evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third-party sources.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2005.

Toronto, Canada
February 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Kinross Gold Corporation's (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 14, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 14, 2024

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at		
		December 31, 2023		December 31, 2022
Assets				
Current assets				
Cash and cash equivalents	Note 7	$ 352.4	$	418.1
Restricted cash		9.8		10.1
Accounts receivable and other assets	Note 7	268.7		318.2
Current income tax recoverable		3.4		8.5
Inventories	Note 7	1,153.0		1,072.2
Unrealized fair value of derivative assets	Note 9	15.0		25.5
		1,802.3		1,852.6
Non-current assets				
Property, plant and equipment	Note 7	7,963.2		7,741.4
Long-term investments	Note 7	54.7		116.9
Other long-term assets	Note 7	710.6		680.9
Deferred tax assets	Note 17	12.5		4.6
Total assets		$ 10,543.3	$	10,396.4
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	Note 7	$ 531.5	$	550.0
Current income tax payable		92.9		89.4
Current portion of long-term debt and credit facilities	Note 11	-		36.0
Current portion of provisions	Note 13	48.8		50.8
Other current liabilities	Note 7	12.3		25.3
		685.5		751.5
Non-current liabilities				
Long-term debt and credit facilities	Note 11	2,232.6		2,556.9
Provisions	Note 13	889.9		755.9
Long-term lease liabilities	Note 12	17.5		23.1
Other long-term liabilities		82.4		125.3
Deferred tax liabilities	Note 17	449.7		301.5
Total liabilities		$ 4,357.6	$	4,514.2
Equity				
Common shareholders' equity				
Common share capital	Note 14	$ 4,481.6	$	4,449.5
Contributed surplus		10,646.0		10,667.5
Accumulated deficit		(8,982.6)		(9,251.6)
Accumulated other comprehensive income (loss)	Note 7	(61.3)		(41.7)
Total common shareholders' equity		6,083.7		5,823.7
Non-controlling interests		102.0		58.5
Total equity		$ 6,185.7	$	5,882.2
Commitments and contingencies	Note 19			
Subsequent events	Note 14			
Total liabilities and equity		$ 10,543.3	$	10,396.4
Common shares				
Authorized		Unlimited		Unlimited
Issued and outstanding	Note 14	1,227,837,974		1,221,891,341

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board:

/s/ Glenn A. Ives /s/ Kerry D. Dyte

Glenn A. Ives **Kerry D. Dyte**
Director Director

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended	
		December 31, 2023	December 31, 2022
Revenue			
Metal sales		$ 4,239.7	$ 3,455.1
Cost of sales			
Production cost of sales		2,054.4	1,805.7
Depreciation, depletion and amortization		986.8	784.0
Impairment charges	Note 8	38.9	350.0
Total cost of sales		3,080.1	2,939.7
Gross profit		1,159.6	515.4
Other operating expense	Note 7	64.5	113.8
Exploration and business development		185.0	154.1
General and administrative		108.7	129.8
Operating earnings		801.4	117.7
Other (expense) income - net	Note 7	(27.3)	64.4
Finance income		40.5	18.3
Finance expense	Note 7	(106.0)	(93.7)
Earnings from continuing operations before tax		708.6	106.7
Income tax expense - net	Note 17	(293.2)	(76.1)
Earnings from continuing operations after tax		415.4	30.6
Loss from discontinued operations after tax	Note 6	-	(636.3)
Net earnings (loss)		$ 415.4	$ (605.7)
Net earnings (loss) from continuing operations attributable to:			
Non-controlling interests		$ (0.9)	$ (1.3)
Common shareholders		$ 416.3	$ 31.9
Net earnings (loss) from discontinued operations attributable to:			
Non-controlling interests		$ -	$ 0.8
Common shareholders		$ -	$ (637.1)
Net earnings (loss) attributable to:			
Non-controlling interests		$ (0.9)	$ (0.5)
Common shareholders		$ 416.3	$ (605.2)
Earnings per share from continuing operations attributable to common shareholders			
Basic		$ 0.34	$ 0.02
Diluted		$ 0.34	$ 0.02
Loss per share from discontinued operations attributable to common shareholders			
Basic		$ -	$ (0.50)
Diluted		$ -	$ (0.50)
Earnings (loss) per share attributable to common shareholders			
Basic		$ 0.34	$ (0.47)
Diluted		$ 0.34	$ (0.47)

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in millions of United States dollars)

		Years ended	
		December 31, 2023	December 31, 2022
Net earnings (loss)		$ 415.4	$ (605.7)
Other comprehensive income (loss), net of tax:	Note 7		
Items that will not be reclassified to profit or loss:			
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value[a]		(7.2)	(13.5)
Items that are or may be reclassified to profit or loss in subsequent periods:			
Cash flow hedges - effective portion of changes in fair value[b]		6.4	13.5
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")[c]		(18.8)	(22.9)
		(19.6)	(22.9)
Total comprehensive income (loss)		$ 395.8	$ (628.6)
Comprehensive income from continuing operations		$ 395.8	$ 7.7
Comprehensive loss from discontinued operations	Note 6	-	(636.3)
Total comprehensive income (loss)		$ 395.8	$ (628.6)
Attributable to non-controlling interests		$ (0.9)	$ (0.5)
Attributable to common shareholders		$ 396.7	$ (628.1)

(a)   Net of tax expense of $nil (2022 - $nil).
(b)   Net of tax expense of $3.0 million (2022 - $4.4 million).
(c)   Net of tax (recovery) of $(6.6) million (2022 - $(7.0) million).

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

		Years ended	
		December 31, 2023	December 31, 2022
Net inflow (outflow) of cash related to the following activities:			
Operating:			
Earnings from continuing operations after tax		$ 415.4	$ 30.6
Adjustments to reconcile net earnings from continuing operations to net cash provided from operating activities:			
Depreciation, depletion and amortization		986.8	784.0
Impairment charges	Note 8	38.9	350.0
Share-based compensation expense		6.7	9.3
Finance expense		106.0	93.7
Deferred tax expense (recovery)		143.9	(56.2)
Foreign exchange (gains) losses and other		(8.6)	21.6
Reclamation (recovery) expense	Note 13	(19.2)	23.5
Changes in operating assets and liabilities:			
Accounts receivable and other assets		68.7	17.9
Inventories		(91.4)	(261.6)
Accounts payable and accrued liabilities		95.5	130.4
Cash flow provided from operating activities		1,742.7	1,143.2
Income taxes paid		(137.4)	(140.7)
Net cash flow of continuing operations provided from operating activities		1,605.3	1,002.5
Net cash flow of discontinued operations provided from operating activities	Note 6	-	47.6
Investing:			
Additions to property, plant and equipment		(1,098.3)	(764.2)
Interest paid capitalized to property, plant and equipment	Note 11	(114.1)	(43.7)
Acquisitions net of cash acquired	Note 6	-	(1,027.5)
Net disposals (additions) to long-term investments and other assets		1.7	(67.2)
Decrease (increase) in restricted cash - net		25.3	(4.2)
Interest received and other - net		18.2	8.8
Net cash flow of continuing operations used in investing activities		(1,167.2)	(1,898.0)
Net cash flow of discontinued operations provided from investing activities	Note 6	45.0	296.2
Financing:			
Proceeds from issuance or drawdown of debt	Note 11	588.1	1,297.6
Repayment of debt	Note 11	(960.0)	(340.0)
Interest paid	Note 11	(53.2)	(52.4)
Payment of lease liabilities	Note 11	(30.2)	(23.2)
Funding from non-controlling interest		46.2	10.8
Dividends paid to common shareholders	Note 14	(147.3)	(154.0)
Repurchase and cancellation of shares	Note 14	-	(300.8)
Other - net		7.4	(0.5)
Net cash flow of continuing operations (used in) provided from financing activities		(549.0)	437.5
Net cash flow of discontinued operations provided from financing activities	Note 6	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations		0.2	(0.8)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations		-	1.6
Decrease in cash and cash equivalents		(65.7)	(113.4)
Cash and cash equivalents, beginning of period		418.1	531.5
Cash and cash equivalents, end of period		$ 352.4	$ 418.1

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

		Years ended	
		December 31, 2023	December 31, 2022
Common share capital			
Balance at the beginning of the period		$ **4,449.5**	$ 4,427.7
Common shares issued on acquisition of Great Bear	Note 6	**-**	271.6
Transfer from contributed surplus on exercise of restricted shares		**5.1**	7.4
Repurchase and cancellation of shares	Note 14	**-**	(287.1)
Options exercised, including cash		**27.0**	29.9
Balance at the end of the period	Note 14	$ **4,481.6**	$ 4,449.5
Contributed surplus			
Balance at the beginning of the period		$ **10,667.5**	$ 10,664.4
Share options issued on acquisition of Great Bear	Note 6	**-**	39.5
Contingent value rights issued on acquisition of Great Bear	Note 6	**-**	4.7
Repurchase and cancellation of shares	Note 14	**-**	(13.7)
Share-based compensation		**6.7**	9.3
Transfer of fair value of exercised options and restricted shares		**(28.1)**	(35.6)
Other		**(0.1)**	(1.1)
Balance at the end of the period		$ **10,646.0**	$ 10,667.5
Accumulated deficit			
Balance at the beginning of the period		$ **(9,251.6)**	$ (8,492.4)
Dividends paid	Note 14	**(147.3)**	(154.0)
Net earnings (loss) attributable to common shareholders		**416.3**	(605.2)
Balance at the end of the period		$ **(8,982.6)**	$ (9,251.6)
Accumulated other comprehensive income (loss)			
Balance at the beginning of the period		$ **(41.7)**	$ (18.8)
Other comprehensive loss, net of tax		**(19.6)**	(22.9)
Balance at the end of the period	Note 7	$ **(61.3)**	$ (41.7)
Total accumulated deficit and accumulated other comprehensive loss		$ **(9,043.9)**	$ (9,293.3)
Total common shareholders' equity		$ **6,083.7**	$ 5,823.7
Non-controlling interests			
Balance at the beginning of the period		$ **58.5**	$ 68.7
Net loss attributable to non-controlling interests		**(0.9)**	(0.5)
Divestiture of Chirano discontinued operations		**-**	(23.3)
Funding from non-controlling interest		**44.4**	13.6
Balance at the end of the period		$ **102.0**	$ 58.5
Total equity		$ **6,185.7**	$ 5,882.2

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

1.   DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2023 were authorized for issue in accordance with a resolution of the Board of Directors on February 14, 2024.

2.   BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2023 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company's material accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4. Significant accounting judgements, estimates and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

i. Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year-end.

| | | | As at | |
| | | | December 31, | December 31, |
Entity	Property/ Segment	Location	**2023**	2022
Subsidiaries:				
(Consolidated)				
Kinross Brasil Mineração S.A.	Paracatu	Brazil	**100%**	100%
Compania Minera Mantos de Oro	La Coipa[a] and Lobo-Marte/Corporate and Other	Chile	**100%**	100%
Compania Minera Maricunga ("CMM")	Maricunga / Corporate and Other	Chile	**100%**	100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	**100%**	100%
KG Mining (Bald Mountain) Inc.	Bald Mountain	USA	**100%**	100%
Fairbanks Gold Mining, Inc.	Fort Knox	USA	**100%**	100%
Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc.	Round Mountain	USA	**100%**	100%
Echo Bay Minerals Company	Kettle River - Buckhorn / Corporate and Other	USA	**100%**	100%
Peak Gold, LLC ("Manh Choh")	Manh Choh / Corporate and Other	USA	**70%**	70%
Great Bear Resources Ltd. ("Great Bear")[b]	Great Bear	Canada	**100%**	100%
Interest in joint venture:				
(Equity accounted)				
Sociedad Contractual Minera Puren	Puren / Corporate and Other	Chile	**65%**	65%

(a) La Coipa refers to both the property and the segment.
(b) On February 24, 2022, the Company completed the acquisition of Great Bear. See Note 6i.

(a) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(b)   Joint Arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company's interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting.

ii.   Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

- Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;

- Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

- Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and

- Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at FVOCI, is recognized in other comprehensive income ("OCI"), the related translation differences are also recognized in OCI.

iii.   Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks or in escrow that is not available for general corporate use. Restricted cash is to be classified as current or long-term based on the underlying instrument or obligation to which it relates. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost.

iv.   Long-term investments

Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as financial assets at FVOCI. These equity investments are measured at fair value on acquisition and at each reporting date, with all realized and unrealized gains and losses recorded permanently in AOCI.

v.   Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value ("NRV"). NRV is calculated as the difference between the prevailing or long-term metal price estimates, and estimated costs to complete production into a saleable form and estimated costs to sell.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.

vi.   Borrowing costs

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

vii.   Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained.

A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods and services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to contribute to the creation of outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

- has begun planned principal activities;

- has employees, intellectual property and other inputs and processes that could be applied to those inputs to create outputs or have the ability to contribute to the creation of outputs;

- is pursuing a plan to produce outputs; and

- will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

The Company also has an option to apply a 'concentration test' that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

viii.   Exploration and evaluation ("E&E") costs

E&E costs are those costs required to find a mineral property and determine its commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

E&E costs consist of:

- gathering exploration data through topographical and geological studies;

- exploratory drilling, trenching and sampling;

- determining the volume and grade of the resource;

- test work on geology, metallurgy, mining, geotechnical and environmental; and

- conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized E&E costs in property, plant and equipment.

Interest expense attributable to E&E qualifying assets is capitalized until the project demonstrates technical feasibility and commercial viability.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at acquisition cost. Acquired E&E costs consist of the price paid for:

- estimated potential ounces, and

- exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management's assessment of certain modifying factors including: legal, environmental, social and governmental factors.

ix.   Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property's acquisition cost at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized E&E costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate.

Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

(a)   Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Mineral interests consist of:

- Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

- Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced.

(b)   Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production ("UOP") method for determining depreciation, depletion and amortization, net of residual value. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are generally depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use.

(c)   Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

x.   Valuation of Long-lived Assets

The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset's recoverable amount is estimated. In addition, capitalized E&E costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units ("CGUs") for impairment testing purposes.

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset's carrying value to its recoverable amount.

For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously.

The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value ("NAV") of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company's continued use of the asset and does not take into account assumptions of significant future enhancements of an asset's performance or capacity to which the Company is not committed.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company's long-term life of mine ("LOM") plans, which are updated for each CGU on an annual basis.

xi.   Leases

Right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date of a lease. Lease liabilities are initially measured at the present value of lease payments to be paid after the lease's commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made on or before the lease's commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the leased asset, less any lease incentives received. ROU assets are depreciated on a straight-line basis over the shorter of the useful life of the asset or the term of the lease. If a purchase option is expected to be exercised, the asset is amortized over its useful life.

Lease liabilities are subsequently measured at amortized cost using the effective interest method and are re-measured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the assessment of whether a purchase, extension or termination option is likely to be exercised.

Lease payments for short-term leases, which have a lease term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases.

xii.   Financial instruments and hedging activity

(a)   Financial instrument classification and measurement

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss ("FVPL") or FVOCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:

- it is held with the objective of collecting contractual cash flows; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment's fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis.

All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method.

Loss allowances for 'expected credit losses' are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized.

The Company completes an assessment at each reporting period to determine whether there has been a significant increase in credit risk for financial assets such that an expected credit loss ("ECL") should be recognized. For financial assets in which the credit risk has not increased significantly since initial recognition, the ECL is measured at an amount equal to the twelve-month expected credit loss. If the credit risk has increased significantly since initial recognition, the ECL is measured at an amount equal to the expected credit losses over the lifetime of the financial asset.

ECLs are calculated using a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive.

The Company has classified and measured its financial instruments as described below:

- Cash and cash equivalents and restricted cash are classified as and measured at amortized cost.

- Accounts receivables and certain other assets are classified as and measured at amortized cost.

- Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI.

- Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.

- Derivative assets and liabilities including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, are classified as and measured at FVPL.

(b)   Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed, unless such hedged transaction results in the recognition of a non-financial asset. Any ineffective portion of a hedge relationship is recognized immediately in earnings. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. These amounts recorded in OCI are recognized in earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in earnings in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in earnings in the current period.

xiii.   Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company's share-based compensation plans are comprised of the following:

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Restricted Share Plan: Restricted share units ("RSUs") and Restricted performance share units ("RPSUs") are granted under the Restricted Share Plan.

Restricted Share Unit Plan (Cash-Settled): Cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled).

Currently, both RSUs and RPSUs are awarded to certain employees as a percentage of long-term incentive awards.

(a) In accordance with the relevant plan, RSUs are either equity or cash-settled and are recorded at fair value based on the market value of the shares at the grant date. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of equity-settled RSUs, shares are generally issued from treasury. Cash-settled RSUs are accounted for as a liability at fair value and re-measured each period based on the current market value of the underlying stock at period end, with changes in the liability recorded as compensation expense each period.

(b) RPSUs are equity-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury.

Deferred Share Unit Plan: Deferred share units ("DSUs") are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan: The Company's contribution to the employee Share Purchase Plan ("SPP") is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.

xiv. Metal sales

Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding as at December 31, 2023 or December 31, 2022.

Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.

The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 18. All reportable segments principally generate revenue from metal sales.

xv. Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the asset or reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the timing of cash flows. The periodic unwinding of the discounted obligation is recognized in the consolidated statement of operations as a finance expense.

xvi.   **Income tax**

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

xvii.   **Earnings per share**

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.   **CHANGES IN MATERIAL ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS**

i.   **Changes in Material Accounting Policies**

On January 1, 2023, the Company adopted amendments to IAS 1 that requires companies to disclose material accounting policies instead of significant accounting policies. The adoption of these amendments resulted in certain changes to the Company's accounting policy disclosures. The Company's material accounting policies are disclosed in Note 3 – Summary of Material Accounting Policies herein.

On January 1, 2023, the Company adopted amendments to IAS 8 which provide greater clarity in the definition of accounting estimates to distinguish changes in accounting estimates from changes in accounting policies. The Company is now applying

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

this definition of accounting estimates when assessing such changes. As a result, the adoption of the amendments did not have an immediate impact on the Company's financial statements.

On January 1, 2023, the Company adopted amendments to IAS 12 to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments did not have a significant impact on the Company's financial statements.

On May 23, 2023, the IASB issued amendments to IAS 12 which introduce a temporary exception from accounting for deferred taxes arising from the implementation of the Organization for Economic Co-operation and Development ("OECD") Pillar Two model rules. The amendments provide relief from recognizing deferred taxes related to the OECD Pillar two income taxes. The Company has applied the exception immediately upon issuance of the amendment and retrospectively in accordance with IAS 8 for the 2023 fiscal year.

ii.   Recent Accounting Pronouncements

On January 23, 2020 and October 31, 2022, the IASB issued amendments to IAS 1 to clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period and that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. For liabilities with covenants, the amendments clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification as current or non-current. The Company will adopt the amendments to IAS 1 effective January 1, 2024. These amendments are not expected to have a significant impact on the Company's statement of financial position on the date of adoption.

On September 22, 2022, the IASB issued amendments to IFRS 16 to add subsequent measurement requirements for sale and leaseback transactions, particularly those with variable lease payments. The amendments require the seller-lessee to subsequently measure lease liabilities in a way such that it does not recognize any gain or loss relating to the right of use it retains. The amendments are effective on January 1, 2024 and are not expected to have a significant impact on the Company's financial statements.

On May 25, 2023, the IASB issued amendments to IAS 7 requiring entities to provide qualitative and quantitative information about their supplier finance arrangements. In connection with the amendments to IAS 7, the IASB also issued amendments to IFRS 7 requiring entities to disclose whether they have accessed, or have access to, supplier finance arrangements that would provide the entity with extended payment terms or the suppliers with early payment terms. These amendments are effective on January 1, 2024, and are not expected to have a significant impact on the Company's financial statements.

On August 15, 2023, the IASB issued amendments to IAS 21 to specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendments specify that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendments are effective on January 1, 2025 and are not expected to have a significant impact on the Company's financial statements.

5.   SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

i.   **Significant Judgments in Applying Accounting Policies**

The areas which require management to make significant judgments in applying the Company's accounting policies in determining carrying values include, but are not limited to:

(a)   Mineral Reserves and Mineral Resources

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)   Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)   Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

ii.   **Significant Accounting Estimates and Assumptions**

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)   Determination of Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company's measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)   Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is generally depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment and generally does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(c)   Valuation long-lived assets

The assessment of fair values for potential impairment and long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company's LOM plans, as well as future and long-term commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of other long-lived assets could impact the impairment analysis.

The Company's LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management.

Projected future revenues reflect the forecast future production levels at each of the Company's CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at, as described above, is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment", as defined in Canadian Securities Administrators' National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Projected future revenues also reflect the Company's estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future metals prices. For the 2023 annual analysis, estimated 2024, 2025, 2026 and long-term gold prices of $1,900, $1,900, $1,800 and $1,700 per ounce, respectively, and short-term and long-term silver prices of $23 per ounce were used. For the 2022 annual analysis, estimated 2023, 2024, 2025 and long-term gold prices of $1,700, $1,700, $1,700 and $1,600 per ounce, respectively, and short-term and long-term silver prices of $21 per ounce were used.

The Company's estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2023 annual analysis, estimated 2024, 2025, 2026 and long-term oil prices of $80, $70, $70 and $70 per barrel, respectively were used. For the 2022 annual analysis, estimated 2023, 2024, 2025 and long-term oil prices of $90, $70, $70 and $70 per barrel, respectively were used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2023 annual analysis a discount rate of 5.10% (2022 – 5.20%) was used to test the Round Mountain CGU.

(d)   Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs, and subsequent reversals thereof, of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs and related reversals include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results as well as for changes to the mine plan over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(e)   Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management's best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(f)   Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

(g)   Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

6.   ACQUISITIONS, DIVESTITURES AND CONTINUED OPERATIONS

i.   Acquisition of Great Bear Resources Ltd.

On February 24, 2022, the Company completed the acquisition of Great Bear Resources Ltd. through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Great Bear. Consideration for the acquisition included an up-front cash payment, the issuance of 49.3 million Kinross common shares and 9.9 million Kinross share options, and contingent consideration in the form of 59.3 million contingent value rights ("CVR"). Each CVR entitles the holder to acquire 0.1330 of a Kinross share upon Kinross' public announcement of commercial production at the Great Bear project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.

The acquisition was accounted for as an asset acquisition, with total consideration paid of $1,391.9 million, determined as follows:

Purchase price		
Cash consideration	$	1,061.5
Common shares issued (49.3 million)[a]		271.6
Fair value of options issued (9.9 million)[b]		39.5
Fair value of contingent value rights issued (59.3 million)		4.7
Acquisition costs		14.6
Total purchase price	$	1,391.9

(a)   *Common shares issued were valued at the closing share price on February 23, 2022 of C$7.01. See Note 14.*
(b)   *Fair value of stock options was determined using the Black-Scholes option pricing model. See Note 15i.*

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The purchase price was allocated as follows:

Purchase price allocation		
Mineral interests - pre-development properties	$	1,367.8
Land, plant and equipment		0.6
Total property, plant and equipment		1,368.4
Net working capital		23.5
Total purchase price	$	1,391.9

ii.   Divestiture of Russian Discontinued Operations

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million was received during the second quarter of 2023.

In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the year ended December 31, 2022. The deferred payment consideration was recorded at fair value using a discount rate of 20%, representing the significant financing component implicit in the sale agreement.

Loss from Russian Discontinued Operations

		Years ended		
		December 31, 2023		December 31, 2022
Results of discontinued operations				
Revenue	$	-	$	213.8
Expenses [a]		-		794.8
Loss before tax		-		(581.0)
Income tax expense - net		-		(61.2)
Loss and other comprehensive loss from discontinued operations after tax	$	-	$	(642.2)

(a)   Includes an impairment charge of $671.0 million, a loss on disposition of $80.9 million, as well as $18.8 million for the reclassification of AOCI to (loss) earnings from discontinued operations on the discontinuation of hedge accounting for Russian rouble collar contracts recognized during the year ended December 31, 2022.

Cash flows from Russian Discontinued Operations

		Years ended		
		December 31, 2023		December 31, 2022
Cash flows of discontinued operations:				
Net cash flow provided from operating activities	$	-	$	36.8
Net cash flow provided from investing activities [a]		40.0		263.5
Effect of exchange rate changes on cash and cash equivalents		-		2.3
Net cash flow of discontinued operations	$	40.0	$	302.6

(a)   Net cash flows provided from investing activities for the year ended December 31, 2023 is in regards to the receipt of the deferred payment consideration of $40.0 million (year ended December 31, 2022 includes proceeds on completion of the sale of the Company's Russian operations of $300.0 million, net of cash disposed).

iii.   Divestiture of Chirano Discontinued Operations

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation ("Asante") for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and the remaining cash consideration is receivable, with $55.0 million due on the six-month anniversary of closing, and $36.9 million due on

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

each of the one-year and two-year anniversaries of closing. The Company's Chirano operations were classified as discontinued operations in 2022.

In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the year ended December 31, 2022. The Asante shares received were recorded at fair value based on the quoted market price on the closing date. The deferred payment consideration was initially recorded at fair value using a discount rate of 10%, representing the significant financing component implicit in the sale agreement.

On February 10, 2023, the Company and Asante amended the sale agreement in respect of the deferred payment consideration of $55.0 million due on February 10, 2023. Under the amended agreement, the receivable accrues interest at a rate of prime plus 5% until payment is received. In addition, the Company received 5.0 million Asante warrants, valued at $2.5 million, on closing of the amended agreement. During the year ended December 31, 2023, the Company received $5.0 million in respect of the deferred payment consideration.

As at December 31, 2023, the fair value of the remaining deferred payment consideration is $107.9 million and is classified as a current receivable. See Note 7ii. The total deferred consideration is secured through pledges by Asante of equity interests in certain acquired entities holding an indirect interest in the Chirano mine.

Earnings from Chirano Discontinued Operations

	Years ended	
	December 31, 2023	December 31, 2022
Results of discontinued operations		
Revenue	$ -	$ 162.3
Expenses	-	144.6
Earnings before tax	-	17.7
Income tax expense - net	-	(11.8)
Earnings and other comprehensive income from discontinued operations after tax	$ -	$ 5.9

Cash flows from Chirano Discontinued Operations

	Years ended	
	December 31, 2023	December 31, 2022
Cash flows of discontinued operations:		
Net cash flow provided from operating activities	$ -	$ 10.8
Net cash flow provided from investing activities	5.0	32.7
Effect of exchange rate changes on cash and cash equivalents	-	(0.7)
Net cash flow of discontinued operations	$ 5.0	$ 42.8

7. CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i. Cash and cash equivalents:

	December 31, 2023	December 31, 2022
Cash	$ 198.4	$ 269.8
Short-term deposits	154.0	148.3
	$ 352.4	$ 418.1

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.   Accounts receivable and other assets:

	December 31, 2023	December 31, 2022
Deferred payment consideration[a]	$ 107.9	$ 125.8
Prepaid expenses	43.1	33.8
VAT receivable[b]	44.7	90.9
Deposits	14.5	7.9
Other	58.5	59.8
	$ 268.7	$ 318.2

(a) As at December 31, 2023, deferred payment consideration of $107.9 million is related to the fair value of the deferred payment consideration in connection with the sale of the Company's Chirano operations, of which a portion was reclassified from long-term during the year ended December 31, 2023. As at December 31, 2022, the deferred payment consideration is comprised of $89.2 million related to the sale of the Company's Chirano operations and $36.6 million related to the sale of the Company's Russian operations, which was received during the year ended December 31, 2023. See Note 6ii and 6iii.

(b) As at December 31, 2022, value added tax ("VAT") receivable includes $40.8 million of receivables related to La Coipa that were collected during the year ended December 31, 2023.

iii.   Inventories:

	December 31, 2023	December 31, 2022
Ore in stockpiles[a]	$ 469.6	$ 360.4
Ore on leach pads[b],[c]	701.3	643.2
In-process	139.5	82.5
Finished metal	17.3	62.0
Materials and supplies	367.9	320.8
	1,695.6	1,468.9
Long-term portion of ore in stockpiles and ore on leach pads[a],[b],[c]	(542.6)	(396.7)
	$ 1,153.0	$ 1,072.2

(a) Ore in stockpiles relates to the Company's operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7vi.

(b) Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2026 and at Round Mountain and Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7vi.

(c) During the years ended December 31, 2023 and 2022, impairment charges to inventories were recorded to reduce the carrying value of inventory to its net realizable value. See Note 8i.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

iv. Property, plant and equipment:

	Land, plant and equipment[a]	Mineral Interests		Total
		Development and operating properties[b]	Pre-development properties[c]	
Cost				
Balance at January 1, 2023	$ 9,515.2	$ 8,222.6	$ 1,402.9	$ 19,140.7
Additions	677.5	532.7	22.9	1,233.1
Capitalized interest	23.3	19.4	66.2	108.9
Disposals	(110.2)	(7.7)	-	(117.9)
Change in reclamation and remediation obligations[d]	-	102.3	-	102.3
Other	32.8	(15.9)	-	16.9
Balance at December 31, 2023	10,138.6	8,853.4	1,492.0	20,484.0
Accumulated depreciation, depletion, and amortization				
Balance at January 1, 2023	$ (6,165.5)	$ (5,233.8)	$ -	$ (11,399.3)
Depreciation, depletion and amortization	(589.3)	(634.9)	-	(1,224.2)
Disposals	102.7	-	-	102.7
Balance at December 31, 2023	(6,652.1)	(5,868.7)	-	(12,520.8)
Net book value	$ 3,486.5	$ 2,984.7	$ 1,492.0	$ 7,963.2
Amount included above as at December 31, 2023:				
Assets under construction	$ 542.0	$ 267.4	$ 21.7	$ 831.1
Assets not being depreciated[e]	$ 806.6	$ 683.9	$ 1,492.0	$ 2,982.5

(a) Additions for the year ended December 31, 2023 include $7.9 million of right-of-use ("ROU") assets for lease arrangements entered into. Depreciation, depletion and amortization during the year ended December 31, 2023 includes depreciation for ROU assets of $14.3 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $31.7 million as at December 31, 2023.

(b) As at December 31, 2023, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa, Lobo-Marte and Manh Choh.

(c) As at December 31, 2023, the significant pre-development properties includes $1,492.0 million for Great Bear.

(d) See Note 13.

(e) Assets not being depreciated relate to land, capitalized exploration and evaluation ("E&E") costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

	Land, plant and equipment[a]	Mineral Interests		Total
		Development and operating properties[b]	Pre-development properties[c]	
Cost				
Balance at January 1, 2022	$ 10,524.5	$ 10,560.6	$ 517.3	$ 21,602.4
Additions	463.9	310.1	7.1	781.1
Acquisitions[d]	0.6	-	1,367.8	1,368.4
Capitalized interest	17.9	18.9	29.7	66.5
Disposals[e]	(1,496.0)	(2,825.9)	(356.0)	(4,677.9)
Transfers[f]	-	161.8	(161.8)	-
Change in reclamation and remediation obligations	-	(6.4)	-	(6.4)
Other	4.3	3.5	(1.2)	6.6
Balance at December 31, 2022	9,515.2	8,222.6	1,402.9	19,140.7
Accumulated depreciation, depletion, amortization and impairment charges				
Balance at January 1, 2022	$ (6,886.3)	$ (7,098.4)	$ -	$ (13,984.7)
Depreciation, depletion and amortization	(490.7)	(419.2)	-	(909.9)
Impairment charge[g]	(115.1)	(128.1)	-	(243.2)
Disposals[e]	1,326.6	2,411.9	-	3,738.5
Balance at December 31, 2022	(6,165.5)	(5,233.8)	-	(11,399.3)
Net book value	$ 3,349.7	$ 2,988.8	$ 1,402.9	$ 7,741.4
Amount included above as at December 31, 2022:				
Assets under construction	$ 338.4	$ 311.2	$ -	$ 649.6
Assets not being depreciated[h]	$ 593.5	$ 734.8	$ 1,402.9	$ 2,731.2

(a) Additions includes $14.8 million of ROU assets for lease arrangements entered into during the year ended December 31, 2022. Depreciation, depletion and amortization includes depreciation for leased ROU assets of $20.1 million during the year ended December 31, 2022. The net book value of property, plant and equipment includes leased ROU assets with an aggregate net book value of $48.9 million as at December 31, 2022.

(b) As at December 31, 2022, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa, Lobo-Marte and Manh Choh.

(c) As at December 31, 2022, significant pre-development properties includes $1,402.9 million for Great Bear.

(d) On February 24, 2022, the Company acquired Great Bear (see Note 6i). Land, plant, and equipment acquired included $0.3 million of ROU assets.

(e) On June 15, 2022, the Company announced that it had completed the sale of its Russian operations (see Note 6ii) and on August 10, 2022, the Company announced that it had completed the sale of its Chirano operations (see Note 6iii).

(f) During the year ended December 31, 2022, Manh Choh was transferred from pre-development properties to development and operating properties upon demonstration of technical feasibility and commercial viability.

(g) As at December 31, 2022, an impairment charge relating to property, plant and equipment at Round Mountain was recorded (see Note 8ii).

(h) Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Great Bear, Tasiast and Manh Choh and had a weighted average borrowing rate of 6.56% and 4.78% during the years ended December 31, 2023 and 2022, respectively.

At December 31, 2023, $1,569.7 million (December 31, 2022 - $1,476.3 million) of E&E assets were included in mineral interests.

During the year ended December 31, 2023, $93.4 million of E&E costs, of which $89.2 million were related to pre—development properties (year ended December 31, 2022 - $44.8 million of E&E costs, of which $36.8 million were related to pre-development properties) were capitalized and included in investing cash flows from continuing operations. Capitalized E&E costs includes $66.3 million of capitalized interest (year ended December 31, 2022 - $29.2 million). During the year ended December 31, 2023, $158.9 million of E&E costs, of which $68.5 million were relating to pre-development properties (year ended December 31, 2022 - $135.9 million of E&E costs, of which $87.0 million were related to pre-development properties), were expensed and included in operating cash flows from continuing operations.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.   Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	December 31, 2023		December 31, 2022	
	Fair value	Gains (losses) in AOCI[a]	Fair value	Gains (losses) in AOCI[a]
Investments in an accumulated gain position	$ 39.0	$ 0.3	$ 55.0	$ 3.2
Investments in an accumulated loss position	15.7	(54.2)	61.9	(70.0)
Net realized (losses) gains	-	(12.5)	-	7.6
	$ 54.7	$ (66.4)	$ 116.9	$ (59.2)

(a)   See note 7ix for details of changes in fair values recognized in OCI during the years ended December 31, 2023 and 2022.

vi.   Other long-term assets:

	December 31, 2023	December 31, 2022
Long-term portion of ore in stockpiles and ore on leach pads[a]	$ 542.6	$ 396.7
Long-term receivables[b]	75.4	143.7
Advances for the purchase of capital equipment	39.5	60.1
Investment in joint venture - Puren[c]	6.5	6.1
Restricted cash[d]	-	25.0
Other	46.6	49.3
	$ 710.6	$ 680.9

(a)   Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at December 31, 2023, long-term ore in stockpiles was at the Company's Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company's Fort Knox and Round Mountain mines.

(b)   As at December 31 2023, long-term receivables included $42.1 million of VAT receivables (December 31, 2022 - $79.6 million, of which $38.5 million was collected during the year ended December 31, 2023). As at December 31, 2022, long-term receivables also included $31.6 million related to the fair value of deferred payment consideration in connection with the sale of the Company's Chirano operations, which was reclassified to current receivables during the year ended December 31, 2023 (see Note 6iii).

(c)   The Company's Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.

(d)   On December 15, 2023, prior to maturity, the Tasiast loan was repaid in full and the related restricted cash was released. See Note 11iii.

vii.   Accounts payable and accrued liabilities:

	December 31, 2023	December 31, 2022
Trade payables	$ 113.7	$ 119.1
Accrued liabilities[a]	283.1	302.0
Employee related accrued liabilities	134.7	128.9
	$ 531.5	$ 550.0

(a)   Includes accrued interest payable of $36.3 million as at December 31, 2023 (year ended December 31, 2022 - $41.9 million). See Note 11v.

viii.   Other current liabilities:

	December 31, 2023	December 31, 2022
Current portion of lease liabilities[a]	$ 10.1	$ 24.5
Current portion of unrealized fair value of derivative liabilities[b] and other	2.2	0.8
	$ 12.3	$ 25.3

(a)   See Note 12 for details of the current portion of lease liabilities.

(b)   See Note 9i for details of the current portion of unrealized fair value of derivative liabilities.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ix.   Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2021	$ (45.7)	$ 26.9	$ (18.8)
Other comprehensive income before tax (loss)	(13.5)	(12.0)	(25.5)
Tax	-	2.6	2.6
Balance at December 31, 2022	$ (59.2)	$ 17.5	$ (41.7)
Other comprehensive income before tax (loss)	(7.2)	(16.0)	(23.2)
Tax	-	3.6	3.6
Balance at December 31, 2023	$ (66.4)	$ 5.1	$ (61.3)

Consolidated Statements of Operations

x.   Other operating expense:

	Years ended December 31,	
	2023	2022
Other operating expense	$ 64.5	$ 113.8

Other operating expense for the year ended December 31, 2023 includes environmental and other operating expenses for non-operating mining sites of $46.8 million (year ended December 31, 2022 - $52.5 million) and project and study costs of $2.9 million (year ended December 31, 2022 - $6.2 million).

xi.   Other (expense) income – net:

	Years ended December 31,	
	2023	2022
Insurance recoveries[a]	$ -	$ 79.8
Net loss on disposition of assets	(14.8)	(14.3)
Foreign exchange gains (losses) and other - net	(12.5)	(1.1)
	$ (27.3)	$ 64.4

(a)   *During the year ended December 31, 2022, the Company recognized $77.1 million of insurance recoveries related to the Tasiast mill fire in 2021.*

xii.   Finance expense:

	Years ended December 31,	
	2023	2022
Accretion of reclamation and remediation obligations	$ (37.0)	$ (25.5)
Interest expense, including accretion of debt and lease liabilities[a],[b]	(69.0)	(68.2)
	$ (106.0)	$ (93.7)

(a)   *During the years ended December 31, 2023 and 2022, $108.9 million and $66.5 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7iv.*
(b)   *During the years ended December 31, 2023 and 2022, accretion of lease liabilities was $2.1 million and $2.6 million, respectively.*

Total interest paid, including interest capitalized, during the year ended December 31, 2023 was $167.3 million (year ended December 31, 2022 - $96.1 million). See Note 11v.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

xiii. **Employee benefits expenses:**

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,		
	2023		2022
Salaries, short-term incentives, and other benefits	$ **640.8**	$	602.5
Share-based payments	**18.9**		13.4
Other	**15.1**		30.7
	$ **674.8**	$	646.6

8. **IMPAIRMENT CHARGES**

	Years ended December 31,		
	2023		2022
Inventories (i)	$ **38.9**	$	106.8
Property, plant and equipment (ii)	**-**		243.2
	$ **38.9**	$	350.0

i. **Inventories**

During the year ended December 31, 2023, the Company recognized an impairment charge of $38.9 million related to a reduction in the estimate of recoverable ounces on the Fort Knox heap leach pads due to changes in estimated recovery rates. The related income tax recovery of $3.1 million was recorded in income tax expense.

During the year ended December 31, 2022, the Company recognized an impairment charge of $106.8 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The related income tax recovery of $18.9 million was recorded in income tax expense.

ii. **Property, Plant and equipment**

During the year ended December 31, 2022, the Company recorded an impairment charge of $243.2 million, related to property, plant and equipment at Round Mountain. The impairment charge was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. The related income tax recovery of $41.8 million was recorded in income tax expense. As at December 31, 2022, the carrying amount of Round Mountain was $569.5 million.

The significant estimates and assumptions used in the Company's impairment assessment are disclosed in Note 5ii (d) to the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

9. FAIR VALUE MEASUREMENT

i. Recurring fair value measurement:

Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2023 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$ 54.7	$ -	$ -	$ 54.7
Derivative contracts:				
Foreign currency forward and collar contracts	-	7.4	-	7.4
Energy swap contracts	-	1.0	-	1.0
Other	-	6.9	-	6.9
	$ 54.7	$ 15.3	$ -	$ 70.0

During the year ended December 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI:

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company's derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes information about derivative contracts outstanding as at December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	Asset Fair Value	AOCI	Asset Fair Value	AOCI
Currency contracts				
Foreign currency forward and collar contracts[i](a)	$ 7.4	$ 4.4	$ 2.8	$ 1.3
Commodity contracts				
Energy swap contracts[ii](b)	1.0	0.7	21.5	16.2
Other contracts(c)	6.9	-	1.9	-
Total all contracts	$ 15.3	$ 5.1	$ 26.2	$ 17.5
Unrealized fair value of derivative assets				
Current	$ 15.0		$ 25.5	
Non-current[iii]	2.8		1.5	
	$ 17.8		$ 27.0	
Unrealized fair value of derivative liabilities				
Current[iv]	$ (2.0)		$ (0.8)	
Non-current	(0.5)		-	
	$ (2.5)		$ (0.8)	
Total net fair value	$ 15.3		$ 26.2	

(i)   Of the total amount recorded in AOCI as at December 31, 2023, $4.0 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.

(ii) Of the total amount recorded in AOCI as at December 31, 2023, $(0.1) million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.

(iii) Non-current unrealized fair value of derivative assets is included in other long-term assets. See Note 7vi.

(iv) Current unrealized fair value of derivative liabilities is included in other current liabilities. See Note 7viii.

(a)   Foreign currency forward and collar contracts

The following table provides a summary of foreign currency forward and collar contracts outstanding as at December 31, 2023 and their respective maturities:

Foreign currency	2024	2025
Brazilian real zero cost collars (in millions of U.S. dollars)	$ 108.0	$ -
Average put strike (Brazilian real)	5.05	-
Average call strike (Brazilian real)	6.56	-
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$ 96.6	$ -
Average forward rate (Canadian dollar)	1.35	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$ 75.6	$ 36.0
Average put strike (Chilean peso)	824	840
Average call strike (Chilean peso)	956	1,044

The following new foreign currency forward and collar contracts were entered into during the year ended December 31, 2023:

- $110.4 million of Brazilian real zero cost collars, maturing from 2023 to 2024, with average put and call strikes of 4.91 and 5.79 Brazilian reais, respectively;

- $145.6 million of Canadian dollar forward buy contracts, maturing from 2023 to 2024, at an average rate of 1.35 Canadian dollars; and

- $133.7 million of Chilean peso zero cost collars, maturing from 2023 to 2025, with average put and call strikes of 825 and 971 Chilean pesos, respectively.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

As at December 31, 2023, the unrealized gain or loss on foreign currency forward and collar contracts recorded in AOCI is as follows:

- Brazilian real zero cost collar contracts – unrealized gain of $3.3 million (December 31, 2022 - $1.7 million gain);

- Canadian dollar forward buy contracts – unrealized gain of $1.5 million (December 31, 2022 - $0.6 million loss);

- Chilean peso zero cost collar contracts – unrealized loss of $0.4 million (December 31, 2022 - $0.2 million gain).

(b)   Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company enters into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding as at December 31, 2023 and their respective maturities:

Energy	2024	2025
WTI oil swap contracts (barrels)	973,200	205,200
Average price	$ 71.24	$ 63.50

The following new energy swap contracts were entered into during the year ended December 31, 2023:

- 1,581,400 barrels of WTI oil swap contracts at an average rate of $71.60 per barrel maturing from 2023 to 2025.

As at December 31, 2023, the unrealized gain on energy swap contracts recorded in AOCI is as follows:

- WTI oil swap contracts – unrealized gain of $0.7 million (December 31, 2022- $16.2 million gain).

(c)   Total return swap contracts

The Company enters into total return swaps ("TRS") as economic hedges of the Company's DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. As at December 31, 2023, 4,365,000 TRS units were outstanding. Hedge accounting is not applied for the DSU/RSU hedging program.

ii.   Fair value measurements related to non-financial assets:

At December 31, 2022, the Company recorded an impairment charge related to property, plant and equipment at Round Mountain due to changes in the estimates used to determine the recoverable amount of the CGU. Certain assumptions used in the calculation of the recoverable amounts, calculated on a fair value less costs of disposal basis, are categorized as Level 3 in the fair value hierarchy. See Note 8ii.

iii.   Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 11.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

10.   **CAPITAL AND FINANCIAL RISK MANAGEMENT**

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company's operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy prices by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company's practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.   **Capital management**

The Company's objectives when managing capital are to:

- Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
- Ensure the Company has the capital and capacity to support a long-term growth strategy;
- Provide investors with a superior rate of return on their invested capital;
- Ensure compliance with all bank covenant ratios; and
- Minimize counterparty credit risk.

The Company adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. The Company has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. The Company can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company's quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders' equity ratio as noted in the table below:

	December 31, 2023		December 31, 2022
Long-term debt and credit facilities	$	2,232.6	$	2,556.9
Current portion of long-term debt and credit facilities		-		36.0
Total debt	$	2,232.6	$	2,592.9
Common shareholders' equity	$	6,083.7	$	5,823.7
Total debt / total debt and common shareholders' equity ratio		26.8%		30.8%
Company target		0 – 30%		0 – 30%

ii.   **Gold and silver price risk management**

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding as at December 31, 2023 and December 31, 2022.

iii.   **Currency risk management**

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, and Mauritanian ouguiya. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Chilean pesos, and Brazilian reais, as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

As at December 31, 2023, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and other foreign currencies.

	Foreign currency net working capital	10% strengthening in U.S. dollar Effect on earnings before taxes, gain (loss)[a]	10% weakening in U.S. dollar Effect on earnings before taxes, gain (loss)[a]
Canadian dollar	$ (39.3)	$ 3.6	$ (4.4)
Brazilian real	$ (184.9)	$ 16.8	$ (20.5)
Chilean peso	$ 2.0	$ (0.2)	$ 0.2
Mauritanian ouguiya	$ (0.9)	$ 0.1	$ (0.1)
Other[b]	$ (1.5)	$ 0.1	$ (0.2)

(a)   As described in Note 3ii, the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b)   Includes Euro, British pound, Australian dollar and South African Rand.

As at December 31, 2023, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, and Chilean peso.

	10% strengthening in U.S. dollar Effect on OCI before taxes, (loss)[a]	10% weakening in U.S. dollar Effect on OCI before taxes, gain[a]
Canadian dollar	$ (8.8)	$ 10.7
Brazilian real	$ (5.6)	$ 9.6
Chilean peso	$ (5.3)	$ 6.9

(a)   Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

iv.   Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

As at December 31, 2023, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.

	10% increase in price Effect on OCI before taxes, gain[a]	10% decrease in price Effect on OCI before taxes, (loss)[a]
WTI oil	$ 8.0	$ (9.3)

(a)   Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.   Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2023 – $352.4 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities as at December 31, 2023 are as follows:

		2024	2025-2028	2029+
	Total	Within 1 year[b]	2 to 5 years	More than 5 years
Long-term debt[a]	$ 3,047.8	$ 141.4	$ 1,776.7	$ 1,129.7

(a)   Includes the face value of the senior notes, term loan and estimated interest.
(b)   Represents estimated interest on the senior notes and term loan, due within the next 12 months.

vi.   Credit risk management

Credit risk relates to cash and cash equivalents, receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, trade receivables and derivative contracts, the Company generally transacts with highly-rated counterparties. As at December 31, 2023, the carrying value of cash and cash equivalents, restricted cash, accounts receivable, derivative assets, deferred payment consideration and long-term receivables, net of any allowances for losses, represents the Company's maximum exposure to credit risk.

11.   LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2023				December 31, 2022	
		Interest Rates	Nominal Amount	Deferred Financing Costs[a]	Carrying Amount	Fair Value[b]	Carrying Amount[a]	Fair Value[b]
Senior notes	(i)	4.50%-6.875%	$ 1,242.6	$ (9.1)	$ 1,233.5	$ 1,272.3	$ 1,243.4	$ 1,215.7
Revolving credit facility	(ii)	SOFR plus 1.45%	-	-	-	-	200.0	200.0
Term loan	(ii)	SOFR plus 1.25%	1,000.0	(0.9)	999.1	1,000.0	998.2	1,000.0
Tasiast loan	(iii)	LIBOR plus 4.38%	-	-	-	-	151.3	160.0
Total long-term and current debt			$ 2,242.6	$ (10.0)	$ 2,232.6	$ 2,272.3	2,592.9	$ 2,575.7
Less: current portion			-	-	-	-	(36.0)	-
Long-term debt and credit facility			$ 2,242.6	$ (10.0)	$ 2,232.6	$ 2,272.3	2,556.9	$ 2,575.7

(a)   Includes transaction costs on the senior notes and term loan.
(b)   The fair value of the senior notes is primarily determined using quoted market determined variables. See Note 9iii.

Scheduled debt repayments

		2024	2025	2026	2027	2028	2029 and thereafter	Total
Senior notes	(i)	$ -	$ -	$ -	$ 500.0	$ -	$ 750.0	$ 1,250.0
Term Loan	(ii)	-	1,000.0	-	-	-	-	1,000.0
Total debt payable		$ -	$ 1,000.0	$ -	$ 500.0	$ -	$ 750.0	$ 2,250.0

i.   Senior notes

The Company's $1,250.0 million of senior notes consist of $500.0 million principal amount of 4.50% notes due in 2027, $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

On July 5, 2023, the Company completed a $500.0 million offering of debt securities consisting of 6.250% senior notes due in 2033. The carrying value of the senior notes was recognized net of deferred financing costs. On August 10, 2023, the Company redeemed all outstanding $500.0 million 5.950% senior notes due March 15, 2024.

The senior notes (collectively, the "notes") pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2027 and 2033, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

ii. Revolving credit facility and term loan

As at December 31, 2023, the Company had utilized $6.8 million of its $1,500.0 million revolving credit facility, entirely for letters of credit. As at December 31, 2022, the Company utilized $206.7 million, of which $6.7 million was used for letters of credit. The revolving credit facility matures on August 4, 2027.

On March 7, 2022, the Company completed a three-year term loan, maturing on March 7, 2025, for $1,000.0 million. The proceeds were used to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear. The term loan has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.

Loan interest on the revolving credit facility is variable and is dependent on the Company's credit rating. Based on the Company's credit rating at December 31, 2023, interest charges and fees are as follows:

Type of credit	
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.29%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at December 31, 2023.

iii. Tasiast loan

On December 15, 2023, prior to maturity, the Tasiast loan was repaid in full, and the related restricted cash was released. The asset recourse loan had a term of eight years, maturing in December 2027, and a floating interest rate of LIBOR plus a weighted average margin of 4.38%. Under the loan agreement, restricted cash was required to remain in a separate bank account for the duration of the loan.

iv. Other

The Company has a $300.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") with a maturity date of June 30, 2024. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2023, $235.7 million (December 31, 2022 - $230.4 million) was utilized under this facility.

In addition, as at December 31, 2023, the Company had $241.8 million (December 31, 2022 - $267.5 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.75%.

As at December 31, 2023, $376.1 million (December 31, 2022 - $318.0 million) of surety bonds were outstanding, of which $375.1 million (December 31, 2022 - $317.0 million) were in respect of security over reclamation and remediation obligations, with respect to Kinross' properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.55%.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.   **Changes in liabilities arising from financing activities**

	Total current and long-term debt	Lease liabilities[a]	Accrued interest payable[b]	Total
Balance as at January 1, 2023	$ 2,592.9	$ 47.6	$ 41.9	$ 2,682.4
Changes from financing cash flows				
Debt issued	588.1	-	-	588.1
Debt repayments	(960.0)	-	-	(960.0)
Interest paid	-	-	(53.2)	(53.2)
Payment of lease liabilities	-	(30.2)	-	(30.2)
	2,221.0	17.4	(11.3)	2,227.1
Other changes				
Interest expense and accretion	$ -	$ 2.1	$ 66.9	$ 69.0
Capitalized interest	-	-	108.9	108.9
Capitalized interest paid	-	-	(114.1)	(114.1)
Additions of lease liabilities	-	7.9	-	7.9
Other	11.6	0.2	(14.1)	(2.3)
	11.6	10.2	47.6	69.4
Balance as at December 31, 2023	$ 2,232.6	$ 27.6	$ 36.3	$ 2,296.5
	Total current and long-term debt	**Lease liabilities[a]**	**Accrued interest payable[b]**	**Total**
Balance as at January 1, 2022	$ 1,629.9	$ 54.8	$ 25.3	$ 1,710.0
Changes from financing cash flows				
Debt issued	1,297.6	-	-	1,297.6
Debt repayments	(340.0)	-	-	(340.0)
Interest paid	-	-	(52.4)	(52.4)
Payment of lease liabilities	-	(23.2)	-	(23.2)
	2,587.5	31.6	(27.1)	2,592.0
Other changes				
Interest expense and accretion	$ -	$ 2.6	$ 65.6	$ 68.2
Capitalized interest	-	-	66.5	66.5
Capitalized interest paid	-	-	(43.7)	(43.7)
Additions of lease liabilities	-	14.8	-	14.8
Other	5.4	(1.4)	(19.4)	(15.4)
	5.4	16.0	69.0	90.4
Balance as at December 31, 2022	$ 2,592.9	$ 47.6	$ 41.9	$ 2,682.4

(a)   See Note 12.
(b)   Included in Accounts payable and accrued liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

12.   LEASES

	December 31, 2023	December 31, 2022
Current portion of lease liabilities[(a)]	$ 10.1	$ 24.5
Long-term lease liabilities	17.5	23.1
	$ 27.6	$ 47.6

(a)   Current portion of lease liabilities is included in other current liabilities. See Note 7viii.

The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

The following table summarizes total undiscounted lease liability maturities as at December 31, 2023:

		2024	2025-2028	2029+
	Total	Within 1 year	1 to 5 years	More than 5 years
Lease liabilities	$ 31.2	$ 10.9	$ 15.5	$ 4.8

The following table summarizes such lease payments that have been expensed for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Leases with a term of 12 months or less	$ 3.1	$ 3.1
Leases of low-value assets	0.2	0.2
Leases with variable lease payments	29.0	41.4
	$ 32.3	$ 44.7

13.   PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2023	$ 779.0	$ 27.7	$ 806.7
Additions	102.3	40.5	142.8
Reductions	-	(6.4)	(6.4)
Reclamation spending	(22.2)	-	(22.2)
Accretion	37.0	-	37.0
Reclamation recovery	(19.2)	-	(19.2)
Balance at December 31, 2023	$ 876.9	$ 61.8	$ 938.7
Current portion	43.4	5.4	48.8
Non-current portion	833.5	56.4	889.9
	$ 876.9	$ 61.8	$ 938.7

i.   Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2023 is a $19.2 million recovery (year ended December 31, 2022 - $23.5 million expense) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed, are nearing the end of their operating life, or have a short

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

operating life. The majority of the expenditures are expected to occur between 2024 and 2050. The discount rates used in estimating the site restoration cost obligation were between 3.8% and 8.4% for the year ended December 31, 2023 (year ended December 31, 2022 – 3.9% and 8.8%), and the inflation rates used were between 2.0% and 4.5% for the year ended December 31, 2023 (year ended December 31, 2022 – 2.0% and 8.7%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2023, letters of credit totaling $440.8 million (December 31, 2022 - $463.2 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2023, $375.1 million (December 31, 2022 - $317.0 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross' properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

14.   COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2023 and 2022 is as follows:

| | 2023 | | 2022 | |
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)	
Common shares				
Balance at January 1,	1,221,891	$ 4,449.5	1,244,333	$ 4,427.7
Issued:				
Issued on acquisition of Great Bear[(a)]	-	-	49,268	271.6
Issued under share option and restricted share plans	5,947	32.1	7,147	37.3
Repurchase and cancellation of shares (i)	-	-	(78,857)	(287.1)
Total common share capital	1,227,838	$ 4,481.6	1,221,891	$ 4,449.5

(a)   See Note 6i for details of the shares issued on acquisition of Great Bear.

i.   Repurchase and cancellation of common shares

On August 4, 2023, the Company received approval from the TSX to renew its normal course issuer bid ("NCIB") program. Under the program, the Company is authorized to purchase up to 108,440,227 of its common shares during the period starting on August 9, 2023 and ending on August 8, 2024. The book value of any cancelled shares are treated as a reduction to common share capital.

No common shares were repurchased or cancelled during the year ended December 31, 2023.

During the year ended December 31, 2022, the Company repurchased 78,857,250 common shares for $300.8 million at an average price of $3.81 per share. The book value of the cancelled shares was $287.1 million and was treated as a reduction to common share capital.

ii.   Dividends on common shares

The following summarizes dividends declared and paid during the years ended December 31, 2023 and 2022:

| | 2023 | | 2022 | |
	Per share	Total paid	Per share	Total paid
Dividends declared and paid during the period:				
Three months ended March 31	$ 0.03	$ 36.8	$ 0.03	$ 38.9
Three months ended June 30	0.03	36.9	0.03	39.0
Three months ended September 30	0.03	36.8	0.03	39.0
Three months ended December 31	0.03	36.8	0.03	37.1
Total		$ 147.3		$ 154.0

On February 14, 2024, the Board of Directors declared a dividend of $0.03 per common share, payable on March 21, 2024 to shareholders of record on March 6, 2024.

There were no dividends declared but unpaid at December 31, 2023 or December 31, 2022.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

15.   SHARE-BASED PAYMENTS

Share-based compensation expense recorded during the years ended December 31, 2023 and 2022 was as follows:

	2023	2022
Share option plan expense (i)	$ -	$ 0.1
Restricted share unit plan expense, including restricted performance shares (ii)	19.0	13.2
Deferred share units expense (iii)	1.6	1.4
Employer portion of employee share purchase plan (iv)	2.4	2.5
Total share-based compensation expense	$ 23.0	$ 17.2

i.   Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of common shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of common shares then outstanding. Each option granted under the plan is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The share options outstanding as at December 31, 2023 expire at various dates through 2026. The number of common shares available for the granting of options as at December 31, 2023 was 17.2 million.

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2023 and 2022:

	2023		2022	
	Number of options (000's)	Weighted average exercise price (C$/option)	Number of options (000's)	Weighted average exercise price (C$/option)
Balance at January 1	7,186 $	2.84	3,764 $	4.47
Issued on acquisition of Great Bear[a]	-	-	9,880	1.93
Exercised	(6,327)	2.59	(6,368)	2.36
Expired	-	-	(90)	4.69
Outstanding at end of period	859 $	4.68	7,186 $	2.84
Exercisable at end of period	859 $	4.68	7,186 $	2.84

(a)   See Note 6i for details of the options issued on acquisition of Great Bear.

For the year ended December 31, 2023, the weighted average share price at the date of exercise was C$5.61 (December 31, 2022 – C$6.89).

The following table summarizes information about the stock options outstanding and exercisable as at December 31, 2023:

	Options outstanding and exercisable		
Exercise price range in C$:	Number of options (000's)	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)
4.59 4.77	646	4.59	1.92
4.78 5.01	194	4.95	0.87
5.02 5.06	19	5.06	0.14
	859 $	4.68	1.64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.　　　**Restricted share plans**

The Company has a Restricted Share Plan and a Restricted Share Unit Plan (Cash-Settled) whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. Under the Restricted Share Plan, the aggregate number of shares reserved for issuance may not exceed 50 million common shares. The number of common shares available for the granting of restricted shares under this plan as at December 31, 2023 was 17.6 million.

(a)　　　**Restricted share units**

RSUs are generally exercisable into one common share, entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three-year period.

The following table summarizes information about all RSUs and related changes during the years ended December 31, 2023 and 2022:

	2023		2022	
	Number of units (000's)	Weighted average share price (C$/unit)	Number of units (000's)	Weighted average share price (C$/unit)
Balance at January 1	4,905 $	7.44	5,293 $	7.81
Granted	4,847	5.16	3,928	6.85
Reinvested	182	5.90	170	7.50
Redeemed - Cash	(1,325)	7.85	(1,609)	7.67
Redeemed - Equity	(990)	7.62	(1,262)	6.55
Forfeited	(947)	6.28	(1,615)	7.68
Outstanding at end of period	6,672 $	5.80	4,905 $	7.44

As at December 31, 2023, the Company had recognized a liability of $13.0 million (December 31, 2022 - $6.1 million) within employee related accrued liabilities (see Note 7xiii) in respect of its cash-settled RSUs.

(b)　　　**Restricted performance share units**

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs and related changes during the years ended December 31, 2023 and 2022:

	2023		2022	
	Number of units (000's)	Weighted average share price (C$/unit)	Number of units (000's)	Weighted average share price (C$/unit)
Balance at January 1	3,394 $	8.06	3,781 $	7.25
Granted	2,028	4.68	1,638	6.53
Reinvested	103	6.08	110	7.57
Redeemed	(463)	8.13	(1,319)	4.74
Forfeited	(971)	7.43	(816)	6.54
Outstanding at end of period	4,091 $	6.47	3,394 $	8.06

iii.　　　**Deferred share unit plan**

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the TSX on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2023 and 2022 are as follows:

	2023	2022
DSUs granted (000's)	329	329
Weighted average grant-date fair value (C$/ unit)	$ 6.66	$ 5.47

There were 1,954,771 DSUs outstanding, for which the Company had recognized a liability of $11.9 million, as at December 31, 2023 (December 31, 2022 - $6.6 million), within employee related accrued liabilities (see Note 7xiii).

iv.   Employee share purchase plan (SPP)

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2023 was $2.4 million (year ended December 31, 2022 - $2.5 million).

16.   EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings from continuing operations attributable to common shareholders of the Company for the year ended December 31, 2023 was $416.3 million (year ended December 31, 2022 - $31.9 million).

Earnings (loss) per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method.

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings per share from continuing operations attributable to common shareholders for the following periods:

	2023	2022
Basic weighted average shares outstanding:	1,226,985	1,280,531
Weighted average shares dilution adjustments:		
Stock options[a]	822	3,825
Restricted share units	3,554	3,416
Restricted performance share units	5,309	5,039
Diluted weighted average shares outstanding	1,236,670	1,292,811
Weighted average shares dilution adjustments - exclusions:[b]		
Stock options[a]	-	-
Restricted share units	-	-
Restricted performance share units	-	-

(a)   Dilutive stock options were determined using the Company's average share price for the year. For the year ended December 31, 2023, the average share price used was $4.88 (year ended December 31, 2022 - $4.41).
(b)   These adjustments were excluded as they are anti-dilutive.

Basic and diluted net earnings (loss) from discontinued operations attributable to common shareholders of Kinross for the year ended December 31, 2023 was $nil (year ended December 31, 2022 – $(637.1) million).

Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the year ended December 31, 2023 was $416.3 million, respectively (year ended December 31, 2022 – $(605.2) million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings (loss) per share from discontinued operations attributable to common shareholders and basic and diluted earnings (loss) per share attributable to common shareholders for the following periods:

	2023	2022
Basic and diluted weighted average shares outstanding	1,226,985	1,280,531
Weighted average shares dilution adjustments - exclusions:[a]		
Stock options[b]	249	3,102
Restricted share units	2,459	1,911
Restricted performance share units	3,785	3,172

(a) These adjustments were excluded as they are anti-dilutive.
(b) Dilutive stock options were determined using the Company's average share price for the year. For the year ended December 31, 2023, the average share price used was $4.88 (year ended December 31, 2022 - $4.41).

17.   INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,	
	2023	2022
Current tax expense		
Current period	$ 149.0	$ 132.4
Settlement or adjustment for prior periods	0.3	(0.1)
Deferred tax expense		
Origination and reversal of temporary differences	113.7	(77.5)
Change in unrecognized deferred tax assets from impairment charges	8.8	32.9
Change in unrecognized deferred tax assets	21.4	(11.6)
Total tax expense	$ 293.2	$ 76.1

The following table reconciles the expected income tax expense calculated at the combined Canadian federal and provincial statutory income tax rates to the income tax expense in the consolidated statements of operations:

	Years ended December 31,	
	2023	2022
Earnings before income tax	$ 708.6	$ 106.7
Statutory Rate	26.5%	26.5%
Expected income tax expense	$ 187.8	$ 28.3
Increase (decrease) resulting from:		
Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense	51.0	18.6
Accounting expenses not deductible for tax	19.2	20.5
Accounting income not subject to tax	(0.3)	(3.8)
Change in unrecognized deferred tax assets	21.4	(11.6)
Change in unrecognized deferred tax assets from impairment charges	8.8	32.9
Mining and state taxes	6.2	(3.9)
Percentage of depletion	(12.9)	(5.3)
Recovery from repatriation of foreign earnings	(18.2)	(1.0)
True-up of prior provisions to tax filings	3.6	2.2
Change in income tax related uncertain tax positions	22.3	0.8
Other	4.3	(1.6)
Income tax expense	$ 293.2	$ 76.1

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

i. **Deferred income tax**

The following table summarizes the components of deferred income tax:

	December 31, 2023	December 31, 2022
Deferred tax assets		
Accrued expenses and other	$ 63.5	$ 103.6
Property, plant and equipment	5.8	0.4
Reclamation and remediation obligations	105.9	74.2
Losses	8.0	74.9
	183.2	253.1
Deferred tax liabilities		
Accrued expenses and other	2.6	0.5
Property, plant and equipment	581.1	507.5
Inventory capitalization	36.7	42.0
	$ 620.4	$ 550.0
Deferred tax liabilities - net	$ 437.2	$ 296.9

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31, 2023	December 31, 2022
Balance at the beginning of the period	$ 296.9	$ 430.3
Recognized in the statement of operations	143.9	(56.2)
Recognized in OCI	(3.6)	(2.6)
Discontinued operations	-	(74.6)
Balance at the end of the period	$ 437.2	$ 296.9

ii. **Unrecognized deferred tax assets and liabilities**

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2023 is $6,490.3 million (December 31, 2022 - $6,193.4 million).

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2023	December 31, 2022
Deductible temporary differences	$ 736.7	$ 680.7
Tax losses	$ 469.6	$ 418.9

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.   **Non-capital losses (not recognized)**

The following table summarizes the Company's operating losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$ 1,344.8	2027 - 2043
United States[a]	Net operating losses	254.4	2024-2026 & No expiry
Chile	Net operating losses	131.6	No expiry
Brazil	Net operating losses	4.9	No expiry
Mauritania	Net operating losses	5.3	2024 - 2028
Barbados	Net operating losses	42.1	2024 - 2030
Luxembourg	Net operating losses	61.4	Various
Other	Net operating losses	50.2	Various

(a)   Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

Global minimum top-up tax

On August 4, 2023, the Government of Canada released for consultation draft legislation to implement the Global Minimum Tax Act, which includes the introduction of a 15% global minimum tax ("top-up tax") that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

If such legislation becomes enacted or substantively enacted in Canada, the Company will first become subject to the top-up tax rules for its 2024 taxation year. There is no impact for the year ended December 31, 2023. In accordance with the amendments to IAS 12 issued by the IASB on May 23, 2023, the Company has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and will account for it as a current tax when it is incurred.

18.   SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in Canada, the United States, Brazil, Chile, and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, and on August 10, 2022, the Company announced it had completed the sale of its Chirano operations. Accordingly, the Kupol segment, which included the Kupol and Dvoinoye mines, and the Chirano segment were classified as discontinued operations and no longer considered reportable segments. See Note 6ii and 6iii.

The Corporate and other segment includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, Manh Choh, and Maricunga) and non-mining and other operations.

Finance income, finance expense, and other income - net are managed on a consolidated basis and are not allocated to operating segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

i. Operating segments

The following tables set forth operating results by reportable segment for the following years:

		Operating segments					Non-operating segments[a]		
Year ended December 31, 2023:	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other[b],[c]	Total
Revenue									
Metal sales	$ 1,200.8	1,149.6	522.6	557.9	454.4	349.6	-	4.8	$ 4,239.7
Cost of sales									
Production cost of sales	406.8	538.6	182.8	343.5	357.7	223.5	-	1.5	2,054.4
Depreciation, depletion and amortization	244.4	186.6	187.8	96.8	157.2	107.8	0.5	5.7	986.8
Impairment charges and asset derecognition	-	-	-	38.9	-	-	-	-	38.9
Total cost of sales	651.2	725.2	370.6	479.2	514.9	331.3	0.5	7.2	3,080.1
Gross profit (loss)	$ 549.6	424.4	152.0	78.7	(60.5)	18.3	(0.5)	(2.4)	$ 1,159.6
Other operating expense	(3.9)	11.3	(8.2)	0.8	4.1	1.2	0.3	58.9	64.5
Exploration and business development	3.9	5.6	13.0	10.4	35.7	3.2	49.1	64.1	185.0
General and administrative	-	-	-	-	-	-	-	108.7	108.7
Operating earnings (loss)	$ 549.6	407.5	147.2	67.5	(100.3)	13.9	(49.9)	(234.1)	$ 801.4
Other expense - net									(27.3)
Finance income									40.5
Finance expense									(106.0)
Earnings from continuing operations before tax									$ 708.6
Capital expenditures for the year ended December 31, 2023[e]	$ 375.8	182.3	87.6	258.1	31.1	141.1	92.7	164.2	$ 1,332.9

		Operating segments					Non-operating segments[a]		
Year ended December 31, 2022:	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other[b],[c]	Total
Revenue									
Metal sales	$ 935.0	1,021.5	177.9	521.7	407.3	386.0	-	5.7	$ 3,455.1
Cost of sales									
Production cost of sales	380.1	497.6	57.2	350.7	309.2	208.8	-	2.1	1,805.7
Depreciation, depletion and amortization	220.2	185.5	25.6	109.7	60.5	176.0	0.1	6.4	784.0
Impairment charges	-	-	-	-	350.0	-	-	-	350.0
Total cost of sales	600.3	683.1	82.8	460.4	719.7	384.8	0.1	8.5	2,939.7
Gross profit (loss)	$ 334.7	338.4	95.1	61.3	(312.4)	1.2	(0.1)	(2.8)	$ 515.4
Other operating (income) expense	30.3	5.6	7.7	(3.1)	5.2	2.0	1.5	64.6	113.8
Exploration and business development	4.9	1.9	5.6	5.5	10.0	4.8	60.1	61.3	154.1
General and administrative	-	-	-	-	-	-	-	129.8	129.8
Operating earnings (loss)	$ 299.5	330.9	81.8	58.9	(327.6)	(5.6)	(61.7)	(258.5)	$ 117.7
Other income - net									64.4
Finance income									18.3
Finance expense									(93.7)
Earnings from continuing operations before tax									$ 106.7
Capital expenditures for the year ended December 31, 2022[d]	$ 161.9	132.6	162.0	92.3	109.6	100.8	29.2	44.4	$ 832.8

		Operating segments					Non-operating segments[a]		
	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other[b],[c]	Total
Property, plant and equipment at:									
December 31, 2023	$ 2,325.4	1,653.3	379.1	566.2	383.9	347.2	1,491.1	817.0	$ 7,963.2
Total assets at:									
December 31, 2023	$ 3,081.6	1,972.8	519.7	932.0	731.1	513.0	1,498.4	1,294.7	$ 10,543.3

		Operating segments					Non-operating segments[a]		
	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Great Bear	Corporate and other[b],[c]	Total
Property, plant and equipment at:									
December 31, 2022	$ 2,269.2	1,623.1	487.5	424.1	588.7	305.8	1,397.1	645.9	$ 7,741.4
Total assets at:									
December 31, 2022	$ 2,972.7	1,973.8	636.7	826.1	827.1	500.0	1,401.4	1,258.6	$ 10,396.4

(a) *Non-operating segments include development and pre-development properties.*

(b) *Corporate and other includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, Manh Choh, and Maricunga).*

(c) *Corporate and other includes metal sales and operating income (loss) of Maricunga of $4.8 million and $0.4 million, respectively, for the year ended December 31, 2023 ($5.7 million and $(40.0) million, respectively, for the year ended December 31, 2022). Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019. Maricunga's operating loss includes net reclamation recovery (expense) of $29.1 million for the year ended December 31, 2023 ($(26.8) million for the year ended December 31, 2022).*

(d) *Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii. Geographic segments

The following tables show metal sales from continuing operations and property, plant and equipment by geographic region:

	Metal Sales	
	As at December 31,	
	2023	2022
Geographic information[a]		
United States	$ **1,361.9**	$ 1,315.0
Mauritania	**1,200.8**	1,021.5
Brazil	**1,149.6**	935.0
Chile	**527.4**	183.6
Total	$ **4,239.7**	$ 3,455.1

(a) Geographic location is determined based on location of the mining assets.

	Property, Plant and Equipment	
	As at December 31,	
	2023	2022
Geographic information[a]		
Mauritania	$ **2,335.1**	$ 2,280.6
United States	**1,668.6**	1,629.4
Brazil	**1,658.8**	1,518.6
Canada	**1,495.9**	1,402.5
Chile	**804.8**	910.3
Total	$ **7,963.2**	$ 7,741.4

(a) Geographic location is determined based on location of the mining assets.

iii. Significant customers

The following tables represent sales to individual customers exceeding 10% of annual metal sales from continuing operations for the following periods:

Year ended December 31, 2023:	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Corporate and other[a]	Total
Customer								
1	$ 353.9	85.9	24.8	43.7	46.8	38.6	1.1	594.8
2	155.2	163.2	27.7	100.3	66.8	80.2	0.5	593.9
3	203.1	96.6	100.9	66.9	37.3	39.3	1.1	545.2
4	-	134.5	132.0	64.2	65.8	60.2	0.3	457.0
5	249.5	77.4	12.1	39.5	60.3	14.2	-	453.0
							$	2,643.9
% of total metal sales								62.4%

Year ended December 31, 2022:	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Corporate and other[a]	Total
Customer								
1	$ -	243.6	48.9	41.0	108.1	91.7	1.6	534.9
2	211.1	150.6	18.7	43.5	55.5	41.8	0.6	521.8
3	293.2	60.6	2.3	35.9	20.5	30.3	0.6	443.4
4	112.5	117.9	36.4	95.5	17.3	32.0	-	411.6
5	196.3	64.8	44.1	48.7	31.0	15.8	0.6	401.3
							$	2,313.0
% of total metal sales								66.9%

(a) The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2023 and 2022.

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

19.   **COMMITMENTS AND CONTINGENCIES**

i.   **Commitments**

As at December 31, 2023, the Company had future operating lease obligations of approximately $43.2 million (December 31, 2022 - $39.4 million), and future purchase commitments of approximately $2,684.7 million (December 31, 2022 - $1,617.1 million), of which $485.1 million relates to commitments for capital expenditures (December 31, 2022 - $424.1 million).

ii.   **Contingencies**

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority ("SMA") commenced an administrative proceeding against Compania Minera Maricunga ("CMM") alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM's pumping was impacting the "Valle Ancho" wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction") and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request and on August 7, 2017, upheld the SMA's Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal's ruling on procedural grounds and dismissed CMM's appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel ("CDE"). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the "Pantanillo" wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga's groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal's rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

Kinross Brasil Mineração S.A. ("KBM")

On February 27, 2023, the State Public Attorney ("SPA") in Brazil filed a civil action against KBM seeking, among other things, to compel KBM to cease depositing mine tailings into its two onsite tailings facilities ("TSFs"), decommission the TSFs and to obtain 100 million Brazilian Reals (approximately $20.0 million) from KBM to ensure money is available to address the requested relief. The SPA sought an immediate injunction to obtain this relief, which was denied by the Lower Court. In its ruling, the Lower Court found that the TSFs are properly permitted, regularly monitored and inspected, and that the SPA produced no evidence, technical or otherwise, that the TSFs are unsafe. The Lower Court further noted that a generalized

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023 and 2022
(Tabular amounts in millions of United States dollars, unless otherwise noted)

concern about the size of the TSFs does not provide a legal basis for the relief sought. On March 17, 2023, the SPA filed an interlocutory appeal before the Appellate Court of the State of Minas Gerais challenging the Lower Court's Decision. The interlocutory appeal was denied by the Appellate Court on March 27, 2023. The case remains pending before the Lower Court, but all proceedings have been stayed at the request of the parties to allow them to discuss potential resolution of the matter. If the case is not resolved amicably, KBM intends to continue its vigorous defense against the SPA's claims.

Income and other taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company's effective tax rate as well as its business and operations.

Kinross' tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company's transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

20.   RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2023 and 2022 other than compensation of key management personnel.

Key management personnel

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,	
	2023	2022
Cash compensation - salaries, short-term incentives, and other benefits	$ **9.0**	$ 8.9
Long-term incentives, including share-based payments	**4.2**	6.2
Termination and post-retirement benefits	**3.5**	4.5
Total compensation paid to key management personnel	$ **16.7**	$ 19.6

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

Mineral Reserve and Mineral Resource Statement

Proven and Probable Mineral Reserves

Gold
Proven and Probable Mineral Reserves [1,3,4,5,6,7]

Kinross Gold Corporation's Share at December 31, 2023

Property	Location	Kinross Interest (%)	Proven Tonnes (kt)	Proven Grade (g/t)	Proven Ounces (koz)	Probable Tonnes (kt)	Probable Grade (g/t)	Probable Ounces (koz)	Proven and Probable Tonnes (kt)	Proven and Probable Grade (g/t)	Proven and Probable Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100.0%	638	0.5	9	27,628	0.5	480	28,265	0.5	489
Fort Knox	USA	100.0%	17,029	0.4	229	119,594	0.4	1,357	136,623	0.4	1,586
Manh Choh	USA	70.0%	4	2.7	–	2,881	7.7	709	2,885	7.6	709
Round Mountain [8]	USA	100.0%	5,485	0.4	70	72,448	0.8	1,908	77,933	0.8	1,979
Subtotal			23,156	0.4	309	222,551	0.6	4,454	245,706	0.6	4,763
SOUTH AMERICA											
La Coipa [9]	Chile	100.0%	1,286	1.6	65	11,918	1.8	695	13,205	1.8	760
Lobo-Marte [2]	Chile	100.0%	–	–	–	160,702	1.3	6,733	160,702	1.3	6,733
Paracatu	Brazil	100.0%	293,503	0.5	4,337	122,147	0.3	1,110	415,650	0.4	5,446
Subtotal			294,790	0.5	4,402	294,767	0.9	8,538	589,557	0.7	12,940
AFRICA											
Tasiast	Mauritania	100.0%	56,719	1.1	2,072	45,827	2.0	2,982	102,546	1.5	5,055
Subtotal			56,719	1.1	2,072	45,827	2.0	2,982	102,546	1.5	5,055
Total Gold			374,664	0.6	6,783	563,145	0.9	15,974	937,809	0.8	22,757

Silver
Proven and Probable Mineral Reserves [1,3,4,5,6,7]

Kinross Gold Corporation's Share at December 31, 2023

Property	Location	Kinross Interest (%)	Proven Tonnes (kt)	Proven Grade (g/t)	Proven Ounces (koz)	Probable Tonnes (kt)	Probable Grade (g/t)	Probable Ounces (koz)	Proven and Probable Tonnes (kt)	Proven and Probable Grade (g/t)	Proven and Probable Ounces (koz)
NORTH AMERICA											
Manh Choh	USA	70.0%	4	4.4	1	2,881	13.5	1,249	2,885	13.5	1,249
Subtotal			4	4.4	1	2,881	13.5	1,249	2,885	13.5	1,249
SOUTH AMERICA											
La Coipa [9]	Chile	100.0%	1,286	74.4	3,077	11,918	50.4	19,327	13,205	52.8	22,404
Subtotal			1,286	74.4	3,077	11,918	50.4	19,327	13,205	52.8	22,404
Total Silver			1,290	74.2	3,077	14,799	43.2	20,576	16,090	45.7	23,653

Mineral Reserve and Mineral Resource Statement Notes are on page 55.

Measured and Indicated Mineral Resources

Gold
Measured and Indicated Mineral Resources [3,4,5,6,7,10,11,13]
Kinross Gold Corporation's Share at December 31, 2023

Property	Location	Kinross Interest (%)	Measured Tonnes (kt)	Measured Grade (g/t)	Measured Ounces (koz)	Indicated Tonnes (kt)	Indicated Grade (g/t)	Indicated Ounces (koz)	Measured and Indicated Tonnes (kt)	Measured and Indicated Grade (g/t)	Measured and Indicated Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100.0%	7,743	0.7	180	232,973	0.5	3,506	240,716	0.5	3,686
Fort Knox	USA	100.0%	4,137	0.4	50	66,131	0.3	697	70,269	0.3	747
Great Bear	Canada	100.0%	1,839	2.6	152	31,029	2.7	2,661	32,867	2.7	2,813
Kettle River	USA	100.0%	–	–	–	1,985	6.4	408	1,985	6.4	408
Manh Choh	USA	70.0%	–	–	–	436	2.3	32	436	2.3	32
Round Mountain [8]	USA	100.0%	–	–	–	120,545	0.9	3,361	120,545	0.9	3,361
Subtotal			13,719	0.9	382	453,099	0.7	10,665	466,818	0.7	11,047
SOUTH AMERICA											
La Coipa [9]	Chile	100.0%	6,006	1.8	347	19,824	1.6	1,028	25,830	1.7	1,375
Lobo-Marte [12]	Chile	100.0%	–	–	–	99,440	0.7	2,366	99,440	0.7	2,366
Maricunga	Chile	100.0%	64,728	0.7	1,521	221,602	0.7	4,688	286,329	0.7	6,209
Paracatu	Brazil	100.0%	81,953	0.5	1,253	212,573	0.3	1,788	294,526	0.3	3,041
Subtotal			152,686	0.6	3,121	553,439	0.6	9,870	706,125	0.6	12,991
AFRICA											
Tasiast	Mauritania	100.0%	9,615	0.9	284	48,936	1.0	1,646	58,551	1.0	1,930
Subtotal			9,615	0.9	284	48,936	1.0	1,646	58,551	1.0	1,930
Total Gold			176,020	0.7	3,787	1,055,474	0.7	22,181	1,231,494	0.7	25,968

Silver
Measured and Indicated Mineral Resources [3,4,5,6,7,10,11,13]
Kinross Gold Corporation's Share at December 31, 2023

Property	Location	Kinross Interest (%)	Measured Tonnes (kt)	Measured Grade (g/t)	Measured Ounces (koz)	Indicated Tonnes (kt)	Indicated Grade (g/t)	Indicated Ounces (koz)	Measured and Indicated Tonnes (kt)	Measured and Indicated Grade (g/t)	Measured and Indicated Ounces (koz)
NORTH AMERICA											
Manh Choh	USA	70.0%	–	–	–	436	9.1	128	436	9.1	128
Round Mountain [8]	USA	100.0%	–	–	–	4,085	8.4	1,106	4,085	8.4	1,106
Subtotal			–	–	–	4,520	8.5	1,234	4,520	8.5	1,234
SOUTH AMERICA											
La Coipa [9]	Chile	100.0%	6,006	29.5	5,697	19,824	42.4	27,042	25,830	39.4	32,739
Subtotal			6,006	29.5	5,697	19,824	42.4	27,042	25,830	39.4	32,739
Total Silver			6,006	29.5	5,697	24,344	36.1	28,276	30,350	34.8	33,972

Mineral Reserve and Mineral Resource Statement Notes are on page 55.

Inferred Mineral Resources

Gold
Inferred Mineral Resources [3,4,5,6,7,10,11,13]
Kinross Gold Corporation's Share at December 31, 2023

Property	Location	Kinross Interest (%)	Tonnes (kt)	Inferred Grade (g/t)	Inferred Ounces (koz)
NORTH AMERICA					
Bald Mountain	USA	100.0%	49,041	0.3	489
Fort Knox	USA	100.0%	19,265	0.3	193
Great Bear	Canada	100.0%	22,691	4.5	3,315
Kettle River	USA	100.0%	3,728	6.0	715
Manh Choh	USA	70.0%	10	4.1	1
Round Mountain [8]	USA	100.0%	95,361	0.5	1,542
Subtotal			190,095	1.0	6,255
SOUTH AMERICA					
La Coipa [9]	Chile	100.0%	2,933	1.2	116
Lobo-Marte [12]	Chile	100.0%	18,474	0.7	445
Maricunga	Chile	100.0%	174,847	0.6	3,097
Paracatu	Brazil	100.0%	7,348	0.3	67
Subtotal			203,602	0.6	3,725
AFRICA					
Tasiast	Mauritania	100.0%	19,551	2.4	1,504
Subtotal			19,551	2.4	1,504
Total Gold			413,248	0.9	11,484

Silver
Inferred Mineral Resources [3,4,5,6,7,10,11,13]
Kinross Gold Corporation's Share at December 31, 2023

Property	Location	Kinross Interest (%)	Tonnes (kt)	Inferred Grade (g/t)	Inferred Ounces (koz)
NORTH AMERICA					
Manh Choh	USA	70.0%	10	10.2	3
Round Mountain [8]	USA	100.0%	330	1.1	12
Subtotal			339	1.4	15
SOUTH AMERICA					
La Coipa [9]	Chile	100.0%	2,933	42.3	3,987
Subtotal			2,933	42.3	3,987
Total Silver			3,272	38.0	4,002

Mineral Reserve and Mineral Resource Statement Notes are on page 55.

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,400 per ounce and a silver price of $17.50 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross' interest and are estimated based on the following foreign exchange rates:

Canadian Dollar to United States Dollar: 1.30

Chilean Peso to United States Dollar: 850.00

Brazilian Real to United States Dollar: 5.00

Mauritanian Ouguiya to United States Dollar: 35.00

(2) The mineral reserve estimates for Lobo Marte assume a $1,200 per ounce gold price and foreign exchange rate assumption of Chilean Peso to the United States Dollar of 800.00 are based on the 2021 Feasibility Study.

(3) The Company's mineral reserve and mineral resource estimates as at December 31, 2023 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "CIM Definition Standards – For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the "CIM Definition Standards") in accordance with the requirements of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States' securities laws. The terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K ("Subpart 1300"), which replaced the United States Securities and Exchange Commission ("SEC") Industry Guide 7 as part of the SEC's amendments to its disclosure rules to modernize the mineral property disclosure requirements. These amendments became effective February 25, 2019 and registrants are required to comply with the Subpart 1300 provisions by their first fiscal year beginning on or after January 1, 2021. While the definitions in Subpart 1300 are more similar to the definitions in NI 43-101 and the CIM Definitions Standard than were the Industry Guide 7 provisions due to the adoption in Subpart 1300 of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards, including the SEC now recognizing estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" and amending its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions, the definitions in Subpart 1300 still differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(5) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. Nicos Pfeiffer, who is a qualified person as defined by NI 43-101.

(6) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resource.

(7) Rounding of values to the 000s may result in apparent discrepancies.

(8) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only the Gold Hill deposit.

(9) Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 50% interest.

(10) Mineral resources are exclusive of mineral reserves.

(11) Unless otherwise noted, the Company's mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,700 per ounce and a silver price of $21.30 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(12) The mineral resource estimates for Lobo Marte assume a $1,600 per ounce gold price and are based on the 2021 Feasibility Study.

(13) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

Mineral Reserve and Mineral Resource Definitions

A '**Mineral Resource**' is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An '**Indicated Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A '**Measured Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A '**Mineral Reserve**' is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A '**Probable Mineral Reserve**' is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A '**Proven Mineral Reserve**' is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Summarized Five-Year Review

(in millions, except ounces, per share amounts and per ounce amounts)

	2023	2022	2021	2020[2]	2019[2]
Operating results					
Attributable production (Au eq. oz.)[4,6]	2,153,020	2,200,247	2,067,549	2,366,648	2,507,659
Attributable production from continuing operations (Au eq. oz.)[2,4]	2,153,020	1,957,237	1,447,240	2,383,307	2,527,788
Financial Highlights from Continuing Operations[2]					
Metal sales	$ 4,239.7	$ 3,455.1	$ 2,599.6	$ 4,213.4	$ 3,497.3
Production cost of sales from continuing operations per equivalent ounce sold[4,5]	$ 942	$ 937	$ 842	$ 726	$ 708
Attributable all-in sustaining cost from continuing operations per equivalent ounce sold *[3,4,9]	$ 1,316	$ 1,271	$ 1,244	$ 987	$ 983
Net earnings (loss) from continuing operations attributable to common shareholders	$ 416.3	$ 31.9	$ (29.9)	$ 1,342.4	$ 718.6
Adjusted net earnings from continuing operations attributable to common shareholders *[3]	$ 539.8	$ 283.1	$ 210.8	$ 966.8	$ 422.9
Net cash flow of continuing operations provided from operating activities	$ 1,605.3	$ 1,002.5	$ 695.1	$ 1,957.6	$ 1,224.9
Adjusted operating cash flow from continuing operations *[3]	$ 1,669.9	$ 1,256.5	$ 932.1	$ 1,912.7	$ 1,201.5
Capital expenditures from continuing operations[7]	$ 1,098.3	$ 764.2	$ 821.7	$ 916.1	$ 1,060.2
Free cash flow from continuing operations *[3,10]	$ 559.7	$ 247.3	$ (121.8)	$ 1,041.5	$ 164.7
Financial position					
Cash and cash equivalents	$ 352.4	$ 418.1	$ 531.5	$ 1,210.9	$ 575.1
Total assets	$ 10,543.3	$ 10,396.4	$ 10,428.1	$ 10,933.2	$ 9,076.0
Long-term debt and credit facilities (including current portion)	$ 2,232.6	$ 2,592.9	$ 1,629.9	$ 1,923.9	$ 1,837.4
Common shareholders' equity	$ 6,083.7	$ 5,823.7	$ 6,580.9	$ 6,596.5	$ 5,318.5
Per share data					
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$ 0.34	$ 0.02	$ (0.02)	$ 1.07	$ 0.57
Adjusted net earnings from continuing operations per share *[3]	$ 0.44	$ 0.22	$ 0.17	$ 0.77	$ 0.34
Market					
Average realized gold price per ounce from continuing operations †[8]	$ 1,945	$ 1,793	$ 1,797	$ 1,774	$ 1,392

2023 Kinross Share Trading Data

	High	Low
TSX (Cdn dollars)		
First Quarter	$ 6.52	$ 4.73
Second Quarter	$ 7.42	$ 6.06
Third Quarter	$ 7.07	$ 6.08
Fourth Quarter	$ 8.24	$ 5.95
NYSE (U.S. dollars)		
First Quarter	$ 4.88	$ 3.42
Second Quarter	$ 5.55	$ 4.61
Third Quarter	$ 5.25	$ 5.25
Fourth Quarter	$ 6.22	$ 4.36

* These figures are non-GAAP financial measures or ratios, as applicable. Figures with "†" are supplementary measures. Refer to Endnotes on page 61 for further details.

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this Annual Report. Forward-looking statements contained in this Annual Report , include, but are not limited to, those under the headings (or headings that include) "Letter to Shareholders", "Performance Highlights", "2023 Sustainability and ESG Highlights" as well as statements with respect to our forecasts for future production; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company's dividends; identification of additional resources and reserves or the conversion of resources to reserves; the Company's balance sheet, liquidity and liquidity outlook; greenhouse gas reduction initiatives and reduction targets; the implementation and effectiveness of the Company's ESG or Climate Change strategy; the schedules budgets, and forecast results for the Company's exploration programs and development projects; plans for continued debt reduction; budgets for and future prospects for exploration, development and operation at the Company's operations and projects, including the Great Bear project; potential mine life extensions at the Company's operations; as well as references to other possible events including, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings, and resolution of pending litigation. The words "advance", "continue", "estimates", "expects", "focus", "forecast", "guidance", "on schedule", "on track", "opportunity" "outlook", "plan", "potential", "priority", "prospect", "target", "upside", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report , which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2023, and the Annual Information Form for the year ended December 31, 2023. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or

regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Analysis" section of our MD&A for the year ended December 31, 2023, and the "Risk Factors" set forth in the Company's Annual Information Form for the year ended December 31, 2023 and the "Cautionary Statement on Forward-Looking Information" in our news release dated February 14, 2024. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

- *A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold.[11]*

- *Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $40 impact on Brazilian production cost of sales per equivalent ounce sold.*

- *Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Chilean production cost of sales per equivalent ounce sold.*

- *A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.*

- *A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.*

Refer to Endnotes on page 61 for further details.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this Annual Report has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

Endnotes

1 "Total liquidity" is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the Company's credit facilities (as calculated in Section 6 – Liquidity and Capital Resources of Kinross' Management's Discussion and Analysis for the year ended December 31, 2023).

2 Results for the years ended December 31, 2023, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022. Results for the years ended December 31, 2020 and 2019 are from total operations and include results from the Company's Chirano and Russian operations. Accordingly, results for 2020 and 2019 may not be comparable.

3 Attributable all-in sustaining cost from continuing operations per equivalent ounce sold, adjusted net earnings from continuing operations attributable to common shareholders, adjusted operating cash flow from continuing operations, attributable free cash flow or free cash flow from continuing operations, and adjusted net earnings from continuing operations per share are non-GAAP financial measures, or ratios, as applicable, and have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For the definition and reconciliation of these non-GAAP financial measures and ratios for the years ended December 31, 2023, 2022, 2021, 2020 and 2019, please refer to, as applicable, Section 11 – Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2023, which section is included in this Annual Report, and the year ended December 31, 2020, which section is incorporated by reference herein and as filed on the Company's website at www.kinross.com, on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.

4 "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2023 was 83.13:1 (2022 – 82.90:1, 2021 – 71.51:1, 2020 – 86.32:1 and 2019 – 85.99:1).

5 "Production cost of sales from continuing operations per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.

6 Attributable production includes results from the Kupol, Dvoinoye and Chirano mines up to their disposal in 2022. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production.

7 "Capital expenditures from continuing operations" are as reported as "Additions to property, plant and equipment" on the consolidated statements of cash flows.

8 "Average realized gold price per ounce from continuing operations" is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.

9 "Attributable" includes Kinross' share of Chirano (90%) production and costs for the years ended December 31, 2020 and 2019.

10 For the years ended December 31, 2023, 2022 and 2021, free cash flow from continuing operations in this report represents "attributable free cash flow from continuing operations".

11 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

Corporate Information

Corporate Information

Transfer Agent and Registrar
Computershare Investor Services Inc.
Toronto, Ontario, Canada
Toll-free: 1-800-564-6253

Proxy Solicitation Agent
Kingsdale Proxy Advisors
Toronto, Ontario, Canada

Annual Meeting of Shareholders
Date: Wednesday, May 8, 2024
Time: 10:00 a.m. EDT
Virtual via live webcast at:
web.lumiagm.com/429018094
Meeting ID: 429-018-094
Password: kinross2024

Legal Counsel
Osler, Hoskin & Harcourt LLP
Toronto, Ontario, Canada

Sullivan & Cromwell LLP
New York, New York, United States

Auditors
KPMG LLP
Toronto, Ontario, Canada

Contact Information

General
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario, Canada M5J 2V5
Website: Kinross.com
Telephone: 416-365-5123
Toll-free: 1-866-561-3636
Email: info@kinross.com

Investor Relations
Chris Lichtenheldt, Vice-President,
Investor Relations
Telephone: 647-821-1736
Email: chris.lichtenheldt@kinross.com

Media Relations
Victoria Barrington, Senior Director,
Corporate Communications
Telephone: 647-788-4153
Email: victoria.barrington@kinross.com

ESG
Dominic Channer, Vice-President,
Community Relations and ESG
Telephone: 416-369-3384
Email: dominic.channer@kinross.com

Shareholder Inquiries
Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
Toll-free: 1-800-564-6253
Toll-free facsimile: 1-888-453-0330

Publications

To obtain copies of Kinross'
publications, please visit our
corporate website at
Kinross.com, contact us
by email at info@kinross.com
or call 1-866-561-3636.

Sustainability and ESG Report

Kinross provides a transparent
account of its corporate responsibility
performance annually. We publish
a comprehensive Global Reporting
Initiative Report, which is also
mapped against the SASB Metal
and Mining Standards.

Read our
2023 Sustainability and ESG Report
at kinross.com.



  𝕏 @KinrossGold

       

      

KINROSS

KINROSS GOLD CORPORATION
25 York Street, 17th Floor
Toronto, Ontario M5J 2V5
Canada

